

April 11, 2023

Dear Fellow Stockholder,

You are cordially invited to attend the annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company" or "iRobot"), to be held on Friday, May 26, 2023, at 8:30 a.m., Eastern Time. The annual meeting will again be held entirely online this year. You will be able to attend and participate in the annual meeting online by visiting *www.virtualshareholdermeeting.com/IRBT2023*, where you will be able to vote electronically and submit questions. Given the virtual format, there is no opportunity to attend this annual meeting in person. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials) to attend the annual meeting.



At this annual meeting, you will be asked to (1) elect three (3) Class III directors, each to serve for a three-year term; (2) ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year; (3) approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement; and (4) vote, on a non-binding, advisory basis, on the frequency of future non-binding, advisory votes on the compensation of our named executive officers.

The board of directors unanimously recommends that you vote FOR election of the director nominees, FOR ratification of appointment of our independent registered public accounting firm, FOR approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement and for every 1 YEAR on the non-binding, advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers. Details regarding the matters to be acted upon at this annual meeting appear in the accompanying Proxy Statement. Please give the accompanying materials your careful attention.

Whether or not you plan to attend the annual meeting online, we urge you to vote on the business to come before this annual meeting so that your shares will be represented at the annual meeting. If you attend the annual meeting online, you may vote during the meeting electronically even if you have previously returned a proxy. Your prompt cooperation will be greatly appreciated.

Thank you for your continued support, interest and investment in iRobot.

Sincerely,

Colin M. Angle
Chairman of the Board and Chief Executive Officer
April 11, 2023

CORPORATE GOVERNANCE AND
EXECUTIVE COMPENSATION HIGHLIGHTS

iRobot has long maintained a strong commitment to adopting and maintaining best practices in our corporate governance activities and policies, which informs overall board engagement, board composition and executive compensation matters. 2022 was a memorable year for iRobot, one marked equally by major challenges and exciting opportunities. While the Company's 2022 financial performance suffered primarily due to a significant deterioration in macroeconomic conditions that impacted retailer orders and consumer demand in the U.S. and Europe, the Middle East and Africa ("EMEA"), iRobot took tangible steps to advance innovation, increase adoption of its products and delight customers and implemented a range of cost-reduction actions to better align expenses with revenue.

Proposed Acquisition of iRobot by Amazon.com, Inc.

On August 4, 2022, iRobot entered into an agreement and plan of merger with Amazon.com, Inc. ("Amazon") pursuant to which Amazon will acquire iRobot for $61 per share in an all-cash transaction valued at $1.7 billion, including iRobot's net debt. iRobot believes that Amazon is an ideal partner to help the Company advance its vision for building the world's most thoughtful home innovations that make life better. As iRobot's chairman and CEO Colin Angle stated on the day the transaction was announced, "I cannot think of a better place for our team to continue our mission." On October 17, 2022, our stockholders voted to approve the transaction and the proposals related to this transaction. At present, we continue to work diligently to advance this transaction to completion by obtaining the necessary regulatory approvals in the U.S., EU and elsewhere. Until the merger is completed, we will continue to operate iRobot as an independent publicly traded company, and remain focused on executing on our top strategic priorities while navigating persistently difficult market conditions.

2023 Annual Meeting Proposals

iRobot's 2023 annual meeting of stockholders ("Annual Meeting") will be held virtually on May 26, 2023 at 8:30 a.m. ET. The Company's stockholders are asked to vote on the election of three (3) Class III directors, ratify PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year, approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement and vote, on a non-binding, advisory basis, on the frequency of future non-binding, advisory votes on the compensation of our named executive officers. In light of the proposed acquisition of iRobot by Amazon, our board of directors decided not to submit the several long-standing corporate governance proposals relating to (1) eliminating supermajority voting requirements, (2) declassifying our board of directors, and (3) eliminating the prohibition on stockholders' ability to call a special meeting, to our stockholders for approval at this year's meeting.

Notable Corporate Governance Practices and Policies

As you review the details of the proposals, including the election of three (3) Class III directors, within the accompanying Proxy Statement, we ask stockholders to keep in mind the Company's successful implementation of a range of what we believe are stockholder-friendly practices and policies that include:


PROXY ACCESS


MAJORITY VOTING FOR DIRECTORS


DIRECTOR STOCK OWNERSHIP GUIDELINES


LEAD INDEPENDENT DIRECTOR


INDEPENDENT DIRECTORS MEET WITHOUT MANAGEMENT PRESENT


NOTICE & ACCESS


CODE OF BUSINESS CONDUCT & ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES


DIRECTOR SELF-EVALUATION PROGRAM

Board Composition

The composition of the iRobot board of directors did not change in 2022, except that Michael Bell's term as a director ended at the 2022 annual meeting of stockholders held on May 27, 2022. As part of our efforts to ensure that the board's skills, talents and experience align well with iRobot's strategic goals, we continuously evaluate each board member and the effectiveness of the board as a whole. Each independent director on our board brings considerable experience, domain expertise, complementary skills and relevant insights in the areas that are critical to the Company's strategic direction and long-term success. Additionally, our board is strengthened by its diversity whether it be the industry expertise, gender, geographic residency or ethnicity of its members. Please see pages 7-16 of the Proxy Statement for additional information about each director serving on our board, including the Class III director nominees for this Annual Meeting.

Director Facts and Figures


8
Total Directors
7
Independent Directors
6
YEARS
Average Tenure of Independent Directors
61
YEARS OLD
Average Age of Directors
10
Board Meetings Held in 2022

Executive Compensation

Since 2017, the long-term incentive component of our executive compensation plan has reflected a 50/50 mix of performance-based restricted stock units ("PSUs") and time-based restricted stock units ("RSUs"), and since 2021 the long-term incentive component of our CEO's compensation plan has reflected a 60/40 mix of PSUs and RSUs. Starting in 2022, PSUs are earned based on our relative total shareholder return ("rTSR") over one, two, and three-year periods. Additionally, since 2017 we have had the ability to achieve an above-target payout for PSUs when the performance metrics exceed our target levels. In 2020, we further evolved our executive compensation plan designs to better reflect underlying business conditions and better align with recent changes in our financial reporting. As detailed on page 39 of the Proxy Statement, consistent with our pay for performance compensation philosophy, because we did not achieve the threshold performance levels for revenue and non-GAAP operating income in 2022, no annual bonuses were paid under the annual bonus plan to our executives. The following represent key elements of our executive compensation practices:


Annual "Say on Pay" Proposal
PSUs
Base Salary
Incentive Bonus
RSUs
Elements of Compensation*
Revenue
50%
50%
Non-GAAP Operating Income
Key Metrics for Short-Term Incentive Compensation
RSUs
50%
50%
PSUs
Long-Term Equity Mix

* *Representative mix of compensation. For additional information, please see page 37 of this Proxy Statement.*

** *Representative mix of compensation for all executive officers except the CEO, whose long-term equity awards are 40% in the form of RSUs and 60% in the form of PSUs. For additional information, please see page 40 of this Proxy Statement.*

Why Your Vote Matters

We believe that it is important for all stockholders to have their shares represented at the annual meeting. Regardless of how many shares you own or whether you plan to attend the virtual Annual Meeting, we urge all stockholders to vote their shares. Accordingly, we ask that you please give the information presented in the accompanying materials your careful attention in order to be as informed as possible regarding proposals on which you will be voting. We appreciate your cooperation and support.

iROBOT CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 26, 2023

To the Stockholders of iRobot Corporation:

The annual meeting of stockholders of iRobot Corporation, a Delaware corporation (the "Company"), will be held on Friday, May 26, 2023, at 8:30 a.m., Eastern Time. The annual meeting will be held entirely online this year. The annual meeting is being held for the following purposes:

1. To elect three (3) Class III directors, nominated by the board of directors, each to serve for a three-year term, and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year;

3. To hold a non-binding, advisory vote on the approval of the compensation of our named executive officers as disclosed in this Proxy Statement;

4. To hold a non-binding, advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers; and

5. To transact such other business as may properly come before the annual meeting and at any adjournments or postponements thereof.

Proposal 1 relates solely to the election of three (3) Class III directors nominated by the board of directors and does not include any other matters relating to the election of directors. Only stockholders of record at the close of business on March 31, 2023 (the "Record Date") are entitled to notice of and to vote at the annual meeting and at any adjournment or postponement thereof.

We are mailing our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"), instead of a paper copy of our Proxy Statement and our Annual Report to Stockholders for the fiscal year ended December 31, 2022 (the "2022 Annual Report"). Stockholders who have requested a paper copy of our proxy materials will continue to receive them by mail. The Notice contains instructions on how to access those documents over the Internet and how to request a paper copy of our Proxy Statement, the 2022 Annual Report, and a form of proxy card or voting instruction card.

All stockholders are cordially invited to attend the annual meeting online. To assure your representation at the annual meeting, we urge you, regardless of whether you plan to attend the annual meeting online, to sign, date and return the proxy card (if you received printed proxy materials) or to vote over the telephone or on the Internet as instructed in these proxy materials so that your shares will be represented at the annual meeting. If your shares are held in "street name," that is, held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted.

To be admitted to the annual meeting at _www.virtualshareholdermeeting.com/IRBT2023_, you must enter the 16-digit control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials) to attend the annual meeting. We encourage you to access the annual meeting before it begins. Online check-in to access the meeting will start shortly before the meeting on May 26, 2023. If you attend the annual meeting at _www.virtualshareholdermeeting.com/IRBT2023_, you may vote electronically during the meeting even if you have previously returned a proxy. Stockholders will also have the opportunity to submit questions prior to the annual meeting at _www.proxyvote.com_ by logging on with your control number or during the annual meeting through _www.virtualshareholdermeeting.com/IRBT2023_. A technical support telephone number will be posted on the log-in page of _www.virtualshareholdermeeting.com/IRBT2023_ that you can call if you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting.

In closing, we urge all stockholders to vote their shares TODAY using the proxy card (if you received printed proxy materials) or vote online or by telephone, as instructed, regardless of how many shares you own or whether you plan to attend the meeting online. We appreciate your cooperation and support in making sure your shares are represented.

**Important Notice Regarding the Internet Availability of Proxy Materials
for the Stockholder Meeting to Be Held on May 26, 2023**

This Notice of 2023 Annual Meeting, Proxy Statement, and 2022 Annual Report are available for viewing, printing and downloading at ***www.proxyvote.com***.

By order of the Board of Directors,

GLEN D. WEINSTEIN
Executive Vice President,
Chief Legal Officer and Secretary
Bedford, Massachusetts
April 11, 2023

**REGARDLESS OF WHETHER YOU EXPECT TO ATTEND THE ANNUAL MEETING ONLINE, PLEASE VOTE
BY TELEPHONE, OVER THE INTERNET, OR BY SIGNING, DATING AND RETURNING THE PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED (IF YOU RECEIVED PRINTED PROXY MATERIALS) IN ORDER TO
ENSURE REPRESENTATION OF YOUR SHARES.**

TABLE OF CONTENTS

iROBOT CORPORATION

PROXY STATEMENT
For the Annual Meeting of Stockholders
To Be Held on May 26, 2023

April 11, 2023

This Proxy Statement and related materials have been made available to you on the Internet, or have been delivered to you by mail at your request, on behalf of the board of directors of iRobot Corporation, a Delaware corporation (the "Company" or "iRobot"), for use at the annual meeting of stockholders to be held on Friday, May 26, 2023, at 8:30 a.m., Eastern Time. The annual meeting will be held entirely online this year. Additional details regarding attending the virtual annual meeting and voting at the meeting are provided below.

Important Notice Regarding the Internet Availability of Proxy Materials for
the Annual Meeting of Stockholders to be Held on May 26, 2023

We have elected to provide access to our proxy materials over the Internet under the Securities and Exchange Commission's ("SEC") "notice and access" rules, which we believe produces cost savings associated with reduced printing and postage expenses as well as promotes a positive environmental impact tied to lower quantities of materials that will be produced and delivered to stockholders. On or about April 11, 2023, we mailed to our stockholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our Proxy Statement and our 2022 Annual Report. We believe that providing our proxy materials over the Internet expedites stockholders' receipt of proxy materials, lowers costs and reduces the environmental impact of our annual stockholder meeting. As a stockholder of the Company, you are invited to participate in the virtual annual meeting, and are entitled and requested to vote on the proposals described in this Proxy Statement. The Notice of Internet Availability instructs you on how to submit your proxy or voting instructions through the Internet. If you would like to receive a paper copy of our proxy materials, the Notice of Internet Availability instructs you on how to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone.

This Proxy Statement and our 2022 Annual Report to stockholders are available for viewing, printing and downloading at _**www.proxyvote.com**_. A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on February 14, 2023, will be furnished without charge to any stockholder upon written request to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are also available on the SEC's website at _www.sec.gov_.

The purposes of the annual meeting are to elect three (3) Class III directors, each to serve for a three-year term, to ratify the appointment of the Company's independent registered public accounting firm, to hold a non-binding, advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement, and to hold a non-binding advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers. Only stockholders of record at the close of business on March 31, 2023, will be entitled to receive notice of and to vote at the annual meeting. As of March 31, 2023, 27,594,072 shares of common stock, $0.01 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the annual meeting.

Stockholders may vote electronically during the online meeting or by proxy. Even if you have previously voted by proxy, you may change your votes and vote again electronically if you attend the annual meeting online. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company, (ii) duly completing a later-dated proxy relating to the same shares, or (iii) attending the annual meeting online and voting during the meeting electronically (although attendance at the annual meeting online will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary, before the taking of the vote at the annual meeting.

The representation at the virtual annual meeting or by proxy of a majority of the outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the annual meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Broker "non-votes" are not considered voted for the particular matter. If you hold your shares in "street-name" through a broker or other nominee, if the nominee does not have discretionary voting power and absent voting instructions from you, your shares will not be counted as voting. Under the rules that govern brokers holding shares for their customers, brokers who do not receive voting instructions from their customers have the discretion to vote uninstructed shares on routine matters, but do not have discretion to vote such uninstructed shares on non-routine matters. Proposal 2 is considered to be a "routine" matter. Accordingly, if you beneficially own your shares and do not provide voting instructions, your broker, bank or other agent has discretionary authority to vote your shares on Proposal 2.

For Proposal 1, our by-laws require that each director be elected by the affirmative vote of holders of a majority of the votes cast by holders of shares present, online or represented by proxy, and entitled to vote on the matter. Abstentions and broker non-votes, if any, will not be counted as voting with respect to the election of the directors and, therefore, will not have an effect on the election of the Class III directors.

For Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year, and Proposal 3, the non-binding, advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement, an affirmative vote of holders of a majority of the votes cast by holders of shares present, online or represented by proxy, and entitled to vote on each such matter is required for approval. For Proposal 4, the advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers, you may vote "1 Year", "2 Years" or "3 Years", or abstain from voting on this proposal. Assuming a quorum is present, the option that receives the most votes will be deemed to be the option selected by our stockholders. Abstentions and broker non-votes, if any, are not considered votes cast for Proposals 2, 3, and 4, and therefore, will not have any effect on the outcome of such Proposals.

All properly executed proxies returned in time to be counted at the annual meeting will be voted by the named proxies at the annual meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If you return a validly executed proxy without indicating how your shares should be voted on a matter, your proxies will be voted FOR election of the director nominees, FOR ratification of the appointment of our independent registered public accounting firm, FOR the approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement, and for every 1 YEAR on the non-binding, advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers.

Aside from the election of directors, the ratification of the appointment of the independent registered public accounting firm, the non-binding, advisory vote on the compensation of our named executive officers as disclosed in this Proxy Statement, and the non-binding, advisory vote on the frequency of future non-binding, advisory votes on the compensation of our named executive officers, the board of directors knows of no other matters to be presented at the annual meeting. If any other matter should be presented at the annual meeting upon which a vote properly may be taken, shares represented by all proxy cards received by the board of directors will be voted with respect thereto at the discretion of the persons named as proxies.

It is important that your shares be voted regardless of whether you attend the online meeting. Please follow the voting instructions on the Notice of Internet Availability of Proxy Materials that you received. If you received a proxy card or voting instruction form, please complete the proxy card or voting instruction form promptly. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone – please refer to your voting instruction form. If you attend the meeting online, you may vote electronically during the meeting even if you have previously returned your vote in accordance with the foregoing. We appreciate your cooperation.

Important Information about How to Vote

All stockholders may vote their shares over the Internet, by telephone or during the annual meeting by going to _www.virtualshareholdermeeting.com/IRBT2023_. If you requested and/or received a printed version of the proxy card, you may also vote by mail.

- **By Internet (before the Annual Meeting).** You may vote at _www.proxyvote.com_, 24 hours a day, seven days a week. You will need the 16-digit control number included in your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). Votes submitted through the Internet must be received by 11:59 p.m. Eastern Time on May 25, 2023.

- **By Telephone.** You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). Votes submitted by telephone must be received by 11:59 p.m. Eastern Time on May 25, 2023.
- **By Mail.** If you received printed proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it promptly in the prepaid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than by May 25, 2023 to be voted at the annual meeting.
- **During the Annual Meeting.** You may vote during the annual meeting by going to *www.virtualshareholdermeeting.com/IRBT2023*. You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). If you previously voted via the Internet (or by telephone or mail), you will not limit your right to vote online at the annual meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned your proxy card. If you vote via the Internet or by telephone, do not return your proxy card.

Participation in the Virtual Annual Meeting

Our 2023 Annual Meeting will be a completely virtual meeting. There is no physical meeting location.

To participate in the virtual meeting, visit *www.virtualshareholdermeeting.com/IRBT2023* and enter the 16-digit control number included on your Notice of Internet Availability or your proxy card (if you received a printed copy of the proxy materials). You may begin to log into the meeting platform beginning at 8:15 a.m. Eastern Time on May 26, 2023. The meeting will begin promptly at 8:30 a.m. Eastern Time on May 26, 2023.

Stockholders will also have the opportunity to submit questions prior to the annual meeting at *www.proxyvote.com* by logging on with your control number or during the annual meeting through *www.virtualshareholdermeeting.com/IRBT2023* by typing your question in the "Ask a Question" field and clicking "Submit." Questions pertinent to meeting matters will be read and answered during the annual meeting, subject to time constraints. A technical support telephone number will be posted on the log-in page of *www.virtualshareholdermeeting.com/IRBT2023* that you can call if you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

Nominees

Our board of directors currently consists of eight members. Our amended and restated certificate of incorporation currently divides the board of directors into three classes. One class is elected each year for a term of three years. The board of directors, upon the recommendation of the nominating and corporate governance committee, has nominated (i) Karen Golz, Andrew Miller and Michelle Stacy, and recommended that each be elected to the board of directors as a Class III director, each to hold office until the annual meeting of stockholders to be held in the year 2026 or until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Each of Mses. Golz and Stacy and Mr. Miller has consented to being named in this Proxy Statement and has agreed to serve if elected. The board of directors is also composed of (i) three Class I directors (Colin Angle, Deborah Ellinger and Eva Manolis) whose terms are currently set to expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2024 and (ii) two Class II directors (Mohamad Ali and Dr. Ruey-Bin Kao) whose terms are currently set to expire upon the election and qualification of directors at the annual meeting of stockholders to be held in 2025.

The board of directors knows of no reason why any of the nominees named in this Proxy Statement would be unable or for good cause will not serve, but if any nominee should for any reason be unable to serve or for good cause will not serve, the board of directors reserves the right to nominate substitute nominees for election prior to the annual meeting, in which case the Company will file an amendment to this Proxy Statement disclosing the identity of such substitute nominees and related information and the proxies will be voted for such substitute nominees. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "*FOR*" ELECTION OF THE NOMINEES LISTED BELOW.

The following table sets forth our nominees to be elected at the annual meeting and continuing directors, the positions with us currently held by each nominee and director, the year each nominee's or director's current term is currently set to expire and each nominee's and director's current class:

Nominee's or Director's Name	Position(s) with the Company	Year Current Term Will Expire	Current Class of Director
Nominees for Class III Directors:			
Karen Golz	Director	2023	III
Andrew Miller	Lead Independent Director	2023	III
Michelle Stacy	Director	2023	III
Continuing Directors:			
Mohamad Ali	Director	2025	II
Dr. Ruey-Bin Kao	Director	2025	II
Colin Angle	Chairman of the Board, Chief Executive Officer and Director	2024	I
Deborah Ellinger	Director	2024	I
Eva Manolis	Director	2024	I

Specific Qualifications, Skills and Experience Required of the Board

The nominating and corporate governance committee believes that certain qualifications, skills and experience should be represented on the board, as described below, although not every member of the board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the board.


PUBLIC CO. LEADERSHIP
Our business is complex and evolving rapidly. Our leadership is comprised of individuals who have helped lead public companies or operating business units of significant size and have proven leadership experience in developing and advancing a vision and making executive-level decisions.


PUBLIC CO. BOARD EXPERIENCE
We look for directors who have proven public company board experience, and who have demonstrated a steady hand in representing stockholders' interests.


FINANCE AND CAPITAL MANAGEMENT
Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify and understand the issues associated with our business and take an analytical approach to capital allocation decisions.


GLOBAL OPERATING EXPERIENCE
We are a global company, with approximately 56% of our revenue coming from the Americas, 23% from EMEA and 21% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.


GLOBAL CONSUMER PRODUCTS SALES AND MARKETING
Our business is entirely focused on delivering exceptional consumer products. We benefit from directors who have deep experience with consumer-centric businesses focused on meeting the consumers' needs.


DIRECT TO CONSUMER
Our strategy involves increasing transactions directly with our consumers, which requires us to communicate effectively with our customers to better understand how they use our products and what other products and services we can provide to increase our revenue per customer. We look for directors who have experience effectively scaling DTC business models.


CONSUMER TECHNOLOGY INSIGHT AND TRENDS
Our products represent the marriage of consumer convenience with high tech engineering. We look for directors with expertise in and comfort with technology.


SOFTWARE/SAAS
The largest portion of our employee base is comprised of software engineers and our products can contain more than a million lines of code. Directors that can help steer the Company with issues of agile software development, competitive hiring of software engineers, and alternate business models drawn from the software industry help keep us competitive.


SMART HOME
Our newest products represent an important part of the Internet of Things and emerging smart home ecosystems. Directors with experience in this area aid in the execution of our corporate strategy.


AUTONOMOUS ROBOTICS
We are a leading consumer robotics company, and our experience in this area enhances our understanding of this nascent industry categorized by deep technical challenges.


DIVERSITY
We believe directors with diverse backgrounds, including gender diversity, provide competing perspectives that enhance our competitiveness.

Board of Directors

Over the past seven years we have added six independent directors who have further diversified the board in terms of experience, expertise, geographical residency and understanding, and gender. In particular, these new directors have brought relevant, complementary skill sets and insights in disciplines that span global branding, strategic software development, cloud infrastructure, data analytics, consumer business and finance, all of which are critical to our strategy. We continually evaluate our board member skills for alignment with our strategic goals. The following matrix summarizes our directors' skills that are critical to our success:

Skills Matrix

Board Members	Public Co. Leadership	Public Co. Board Experience	Finance and Capital Management	Global Operating Experience	Global Consumer Products Sales and Marketing	Direct to Consumer	Consumer Technology Insight and Trends	Software/ SAAS	Smart Home	Autonomous Robotics	Diversity
Mohamad Ali	●	●	●	●	●	●	●	●	●		●
Colin Angle	●	●	●	●	●	●	●	●	●	●	
Deborah Ellinger	●	●	●	●	●	●					●
Karen Golz	●	●	●	●							●
Dr. Ruey-Bin Kao	●	●	●	●	●	●	●	●	●		●
Eva Manolis	●	●	●	●	●	●	●		●		●
Andrew Miller	●	●	●	●		●		●	●		
Michelle Stacy	●	●	●	●	●	●	●				●

Board Diversity Matrix (As of April 11, 2023)

We believe directors with diverse backgrounds, including gender diversity, provide competing perspectives that enhance our competitiveness. The following table sets forth information on the voluntarily self-identified diversity characteristics of the members of our board of directors:

Total Number of Directors: 8

	Angle	Ali	Ellinger	Golz	Kao	Manolis	Miller	Stacy
Part I: Gender Identity								
Male	●	●			●		●	
Female			●	●		●		●
Part II: Demographic Background								
African American or Black								
Alaskan Native or Native American								
Asian		●			●			
Hispanic or Latinx								
Native Hawaiian or Pacific Islander								
White	●		●	●		●	●	●
Two or More Races or Ethnicities								
LGBTQ+								

Board and Governance Information

8	Size of Board	✓	Proxy Access
7	Number of Independent Directors	✓	Majority Voting for Directors
61	Average Age of Directors	✓	Lead Independent Director
10	Board Meetings Held in Fiscal 2022	✓	Independent Directors Meet Without Management Present
6	Average Tenure of Independent Directors (in years)	✓	Director Stock Ownership Guidelines
		✓	Code of Business Conduct and Ethics for Directors, Officers and Employees
		✓	Director Self-Evaluation Program

Director Nominees Class III



Karen Golz
DIRECTOR SINCE: 2021
AGE: 69

Director

 **iRobot Committees:**
- Chair of Audit Committee

 **Public Directorships:**
- Aspen Technology, Inc. (since May 2022, previously a director of the predecessor company since March 2021)
- Analog Devices, Inc. (since June 2018)

Karen M. Golz is a retired partner from Ernst & Young ("EY"), a public accounting firm, where she held various senior leadership positions during her tenure at the firm, including most recently as Global Vice Chair, Japan from July 2016 to June 2017, and prior thereto, from July 2010 to June 2016, as Global Vice Chair, Professional Practice. Ms. Golz also served on EY's Global Risk Management Executive Committee, which was charged with risk management across EY's global network, from 2008 to 2016. Ms. Golz currently serves as senior advisor to The Boston Consulting Group's Audit and Risk Committee, a role she has held since August 2017, and as a principal for K.M. Golz Associates, LLC, a consulting services company, since August 2017. She also sits on the Board of Directors of the University of Illinois Foundation. Ms. Golz is also a National Association of Corporate Directors Board Leadership Fellow. She holds a B.S. in Accountancy, summa cum laude, from the University of Illinois, Urbana-Champaign and is a certified public accountant ("CPA").

Experience and Qualifications
Ms. Golz has accounting, auditing, and risk management expertise and extensive experience helping global organizations address the complexities of international regulation and standards.





Andrew Miller

DIRECTOR SINCE: 2016
AGE: 62

Lead Independent Director

 **iRobot Committees:**
- Audit Committee
- Transaction Committee

 **Public Directorships:**
- Verint Systems (since December 2019)
- Vontier Corporation (since October 2020)

Andrew Miller has served as a director since September 2016 and brings critical financial leadership as well as software, cloud infrastructure and Internet of Things ("IoT") experience to iRobot as the Company continues to grow its consumer business globally and focus on the connected home. Mr. Miller most recently served as executive vice president and chief financial officer of PTC, a provider of software technology platforms and solutions, from early 2015 until May 2019. At PTC, he was responsible for global finance, tax and treasury, investor relations, information technology, pricing, corporate real estate, and customer administration. From 2008 to 2015, Mr. Miller served as chief financial officer of Cepheid, a high-growth molecular diagnostics company, where he built world-class finance and information technology teams and a nationally recognized investor relations program. Mr. Miller has also served in financial leadership roles at Autodesk, MarketFirst Software, Cadence Design Systems, and Silicon Graphics. In addition to his service on the iRobot board of directors, Mr. Miller serves as a director on the board of Verint Systems (Nasdaq: VRNT), a global software and cloud provider of actionable intelligence solutions, where he is a member of the board's audit committee. Mr. Miller also serves on the board of Vontier Corporation (NYSE: VNT), a global industrial technology company focused on smarter transportation and mobility, where he is chair of the audit committee and a member of the compensation committee. He is also a former director of United Online, where he chaired the audit committee and served on the compensation committee. Mr. Miller holds a B.S. in Commerce with an emphasis in Accounting from Santa Clara University and was a CPA.

Experience and Qualifications

Mr. Miller brings critical financial leadership as well as software, cloud infrastructure and IoT experience to iRobot as the Company continues to grow its consumer business globally and focus on the connected home.





Michelle Stacy

DIRECTOR SINCE: 2014
AGE: 67

Director

 **iRobot Committees:**
- Chair of Compensation and Talent Committee
- Nominating and Corporate Governance Committee
- Transaction Committee

 **Public Directorships:**
- Flex Pharma, Inc. (former) (from March 2016 to July 2019)

Michelle V. Stacy has served as a director since August 2014. During her five-year tenure as president at Keurig Inc., a division of Keurig Green Mountain, Inc., from 2008 to 2013, the company's revenue grew from $493 million in 2008 to $4.3 billion in 2013. Ms. Stacy has also served as lead executive director of Coravin, Inc. and a director of LCP Edge Holdco, LLC (Hydrafacial), Young Innovations Inc., Flex Pharma and Tervis Inc. Ms. Stacy currently serves on the board of Bellwether Coffee Co. and Miltons Bakery. Ms. Stacy is a recognized expert on identifying strategies to successfully build top line growth for global brands. She holds a B.S. from Dartmouth College and an M.S. in Management from J.L. Kellogg Graduate School of Management — Northwestern University, and is bilingual in French and English.

Experience and Qualifications

As the former president of Keurig, Inc. and former vice president and general manager with Gillette/Procter & Gamble Co., Ms. Stacy brings to the board of directors a wealth of experience leading consumer-focused, high-growth businesses and building global brands.



Continuing Directors



Mohamad Ali
DIRECTOR SINCE: 2015
AGE: 52

Director

 **iRobot Committees:**
- Compensation and Talent Committee
- Nominating and Corporate Governance Committee

 **Public Directorships:**
- Henry Schein (since February 2021)
- Carbonite, Inc. (former) (from December 2014 to July 2019)

Mohamad Ali has served as a director since August 2015 and brings extensive experience with capital allocation in technology companies, as well as strategic software development, including cloud infrastructure and data analytics. Mr. Ali became chief executive officer and a director of International Data Group, Inc. (IDG), a leading market intelligence and demand generation company focused on the technology industry, in August 2019. Prior to this, he served as the president, chief executive officer and director of Carbonite, Inc., a global leader in data protection, since 2014. Mr. Ali successfully led Carbonite's continued growth, serving the ever-evolving technology needs of small and midsize businesses and consumers. Previously, Mr. Ali served as chief strategy officer at Hewlett-Packard, a manufacturer of computers and enterprise products, from 2012 to 2014 and president of Avaya Global Services, an enterprise communications company. He also served in senior leadership roles at IBM Corporation, a multinational technology and consulting company, where he acquired numerous companies to build IBM's analytics and big data business. Mr. Ali is a director of Henry Schein (Nasdaq: HSIC), the world's largest provider of health care solutions to office-based dental and medical practitioners, as well as Oxfam America, Massachusetts Technology Leadership Council, and the WGBH Educational Foundation, each a nonprofit entity, and previously served on the board of directors of Carbonite, Inc., City National Corporation, and City National Bank. Mr. Ali was named 2022 EY Entrepreneur of the Year for New England, 2018 CEO of the Year by Massachusetts Technology Leadership Council, and finalist in America's 1988 National Science Talent Search. Mohamad holds a B.S. and an M.S. in Electrical Engineering, both from Stanford University.

Experience and Qualifications

Mr. Ali brings extensive experience with capital allocation in technology companies, as well as strategic software development, including cloud infrastructure and data analytics.





Colin Angle

DIRECTOR SINCE: 1992
AGE: 55

Chairman, CEO and Founder

 **iRobot Committees:**
- Transaction Committee

Colin Angle, a co-founder of iRobot, has served as chairman of the board since October 2008, as chief executive officer since June 1997, and prior to that, as our president since November 1992. He has served as a director since October 1992. Mr. Angle previously worked at the National Aeronautical and Space Administration's Jet Propulsion Laboratory, where he participated in the design of the behavior controlled rovers that led to Sojourner exploring Mars in 1997. He is a director of Ixcela, Inc., a private company. Mr. Angle holds a B.S. in Electrical Engineering and an M.S. in Computer Science, both from the Massachusetts Institute of Technology ("MIT").

Experience and Qualifications

As a co-founder and chief executive officer, Mr. Angle provides a critical contribution to the board of directors with his detailed knowledge of the Company, our employees, our client base, our prospects, the strategic marketplace and our competitors.





Deborah G. Ellinger

DIRECTOR SINCE: 2011
AGE: 64

Director

 **iRobot Committees:**
- Chair of Nominating and Corporate Governance Committee

 **Public Directorships:**
- Tupperware Brands Corporation (since March 2021)
- Covetrus, Inc. (former) (from February 2019 to October 2022)
- Interpublic Group of Companies, Inc. (former) (from February 2015 to May 2017)

Deborah G. Ellinger has served as a director since November 2011. Ms. Ellinger is also a director of Tupperware Brands Corporation (NYSE: TUP), a leading global consumer products company, and is a senior advisor to the Boston Consulting Group. She was the president and CEO of Ideal Image, a chain of 130 medical spas providing non-surgical cosmetic procedures across the U.S. and Canada, from 2016 until her retirement in March 2018; chairman and chief executive officer of The Princeton Review, a company which assists students globally in test preparation and tutoring, from 2012 to 2014; president of Restoration Hardware, a luxury home furnishings retailer, from 2008 to 2009; and chief executive officer of Wellness Pet Food, a natural pet-food company, from 2004 to 2008. Ms. Ellinger led each of those companies while they were owned by two private equity firms, and three of the four transitioned to new ownership, yielding three to seven times return on capital to investors. Previously, she served as an executive vice president at CVS Pharmacy, a senior vice president at Staples, and a partner at The Boston Consulting Group, and began her career with Mellon Financial Corporation. Ms. Ellinger also serves on the board of the WomenCorporateDirectors Foundation, a nonprofit entity, and is a former director of Covetrus, Interpublic Group, The Princeton Review, Sealy Corporation, National Life Group, and several private companies. Her assignments have taken her all over the world; she has lived and worked in Europe, Asia, and America. Ms. Ellinger is qualified as a Barrister-at-Law in London, as a member of the Inner Temple. She holds an M.A. and B.A. in Law and Mathematics from the University of Cambridge, England.

Experience and Qualifications

Ms. Ellinger is a former CEO with extensive global board experience. Her background is in consumer products and services, technology and digitalization, and she has significant experience in M&A, private equity investment, activist investor engagement, board governance and women's leadership. She was recognized by the National Association of Corporate Directors as a Top 100 Director in 2019.





Dr. Ruey-Bin Kao
DIRECTOR SINCE: 2018
AGE: 62

Director

 **iRobot Committees:**
- Compensation and Talent Committee

 **Public Directorships:**
- Want Want China Holdings Ltd. (former) (from 2011 to July 2018)
- Autohome, Inc. (former) (from February 2014 to June 2016)

Dr. Ruey-Bin Kao has served as a director since June 2018. He has more than 37 years of expertise in technology, telecommunication, corporate governance, and consumer business. Dr. Kao has held senior leadership roles, driving revenue growth and profitability, at numerous global companies, including Telstra Corporation Ltd. ("Telstra") (Chief Executive Officer, Greater China), Applied Materials China (President, China), China Hewlett-Packard Co. Ltd (China Managing Director/General Manager of Enterprise Business), Motorola, Inc. (China Chairman / President) and AT&T Bell Laboratories (Business and Product Marketing Manager). Most recently, from January 2014 to December 2017, Dr. Kao served as the Chief Executive Officer, Greater China, at Telstra, Australia's leading telecommunications and technology company, where his management responsibilities included building strategic partnerships to enhance the company's brand, as well as developing and executing an effective growth strategy by identifying areas of potential in the rapidly evolving Greater China market. Dr. Kao was formerly a director of China Telecommunications Corporation, China National Travel Services Group Corporation Ltd. and Shenhua Group Corporation Ltd. (now known as China Energy Investment Corporation Ltd.). Dr. Kao holds a bachelor's degree in Computer Science from Tamkang University, master's degree in Computer and Information Science from the University of Delaware and a doctorate degree of Business Administration from the Hong Kong Polytechnic University.

Experience and Qualifications
Dr. Kao has deep experience as an executive in high-tech companies and in international operations, particularly in China, through his work with Telstra, Applied Materials, China Hewlett-Package and Motorola, and extensive experience in telecommunication, corporate governance, and consumer business.





Eva Manolis

DIRECTOR SINCE: 2019
AGE: 59

Director



iRobot Committees:
- Audit Committee
- Compensation and Talent Committee



Public Directorships:
- Fair Isaac Corporation (since April 2018)
- Shutterfly, Inc. (former) (from October 2016 to September 2019)

Eva Manolis has served as a director since July 2019. She brings more than 30 years of product development and global ecommerce experience within the consumer technology space to the iRobot board. Ms. Manolis served in a variety of executive roles at Amazon from 2005 through 2016, where she was successful in developing and growing customer adoption of technologies, products, programs and services across a variety of categories, including consumer electronics. Most recently, Ms. Manolis served as vice president of consumer shopping at Amazon from 2010 until 2016 with responsibility for worldwide innovative shopping experiences, including the development of features and services for the company's mobile app and website on a global scale. Prior to that, Ms. Manolis served as vice president of web and mobile retail applications from 2008 to 2010 and vice president of global retail applications from 2005 to 2008. Ms. Manolis also founded Shutterfly, Inc. in 1999 and served as executive vice president of products, services and strategy until 2002. At Shutterfly, she was responsible for the vision, architecture, design and development of the company's website from inception to profitability. In addition to her service on the iRobot board of directors, she also currently serves on the board of directors at Fair Isaac Corporation and previously served on the board of directors at Shutterfly, Inc.

Experience and Qualifications

Ms. Manolis brings more than 30 years of product development and global ecommerce experience within the consumer technology space to iRobot.



The Board of Directors and Its Committees

Board of Directors

The board of directors met ten (10) times during the fiscal year ended December 31, 2022, and took action by unanimous written consent four (4) times. Each of the directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings of all committees of the board of directors on which he or she served during fiscal 2022. The board of directors has the following standing committees: audit committee, compensation and talent committee and nominating and corporate governance committee, each of which operates pursuant to a separate charter that has been approved by the board of directors. A current copy of each charter is available within the Corporate Governance section of our website at *https://investor.irobot.com/corporate-governance/highlights*. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this Proxy Statement or any other report or document we file with or furnish to the SEC. Each committee reviews the appropriateness of its charter at least annually and retains the authority to engage its own advisors and consultants. In May 2022, the board of directors formed the *ad hoc* transaction committee in connection with the proposed acquisition of iRobot by Amazon. Messrs. Angle and Miller, and Ms. Stacy serve as members of the transaction committee. The composition and responsibilities of each committee are summarized below.

Board Committees

Below is a summary of our committee structure and membership information.

	Audit Committee	Compensation and Talent Committee	Nominating and Corporate Governance Committee	Transaction* Committee
Mohamad Ali		Member	Member	
Colin Angle				Member
Deborah Ellinger			Chair	
Karen Golz 🖩	Chair			
Dr. Ruey-Bin Kao		Member		
Eva Manolis	Member	Member		
Andrew Miller 🖩	Member			Chair
Michelle Stacy		Chair	Member	Member

🖩 = Chair   👥 = Member   🖩 = Financial Expert

*   In May 2022, the board of directors formed an *ad hoc* transaction committee in connection with the proposed acquisition of iRobot by Amazon.

Committee Chair
Karen Golz



Responsibilities

- Appointing, approving the compensation, and assessing the independence, of our independent registered public accounting firm;
- Pre-approving auditing and permissible non-audit services (including certain tax compliance, planning and advice services), and the terms of such services, to be provided by our independent registered public accounting firm;
- Reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- Overseeing the performance of our internal auditors and internal audit functions, including reviewing the annual internal audit risk assessment as well as the scope of, and overall plans for, the annual internal audit program;
- Establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;
- Reviewing and discussing with management risk assessments and risk management, including cyber security;
- Overseeing our compliance with certain legal and regulatory requirements including, but not limited to, the Foreign Corrupt Practices Act;
- Preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
- Reviewing certain relationships and related transactions; and
- Such other matters as the committee deems appropriate.

For additional information concerning the audit committee, see the "Report of the Audit Committee of the Board of Directors."

The audit committee took action by unanimous written consent one (1) time during the fiscal year ended December 31, 2022.

Committee Members

Andrew Miller



Independence and Financial Expertise

Each member of the audit committee of the board of directors is an independent director within the meaning of the director independence standards of Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the board of directors has determined that each of Mr. Miller, Ms. Golz and Ms. Manolis are financially literate and that Mr. Miller and Ms. Golz each qualifies as an "audit committee financial expert" under the rules of the SEC.

Eva Manolis



Compensation and Talent Committee

Met 5 times in 2022

Committee Chair
Michelle Stacy



Responsibilities

- Annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;
- Evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer and other executive officers based on such evaluation;
- Reviewing and recommending to the board of directors for approval the compensation of our chief executive officer;
- Overseeing and administering our compensation, welfare, benefit and pension plans and similar plans;
- Reviewing and making recommendations to the board of directors with respect to director compensation;
- Reviewing and making recommendations to the board of directors with respect to succession planning for senior management;
- Reviewing the Company's programs related to diversity and inclusion;
- Retaining and approving the compensation of any compensation advisers;
- Evaluating the independence of any such compensation advisers;
- Overseeing the Company's efforts to promote diversity and inclusion in the workforce; and
- Overseeing the management's efforts to foster a company culture aligned with the Company's values and strategy.

The compensation and talent committee took action by unanimous written consent six (6) times during the fiscal year ended December 31, 2022.

Committee Members

Mohamad Ali



Independence

Each member of the compensation and talent committee of the board of directors is an independent director within the meaning of the director independence standards of Nasdaq and a non-employee director as defined in Rule 16b-3 of the Exchange Act.

Dr. Ruey-Bin Kao



Eva Manolis



Nominating and Corporate Governance Committee

Committee Chair
Deborah Ellinger



Responsibilities

- Developing and recommending to the board a set of corporate governance principles and best practices, including considering the adequacy of the by-laws and certificate of incorporation for consideration by stockholders;
- Evaluating, monitoring and recommending to the board corporate governance policies, including a code of business conduct and ethics and a set of corporate governance guidelines;
- Overseeing the annual evaluation of the board, the committees of the board and management;
- Developing and recommending to the board criteria for board and committee membership;
- Establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;
- Overseeing the Company's environmental, social and governance ("ESG") programs, including assessing the Company's performance against ESG metrics and reviewing ESG disclosures;
- Coordinating continuing education for directors on topics that will assist them in discharging their duties;
- Identifying individuals qualified to become board members; and
- Recommending to the board the persons to be nominated for election as directors and to each of the board's committees.

The nominating and corporate governance committee took action by unanimous written consent two (2) times during the fiscal year ended December 31, 2022.

Committee Members

Independence

Mohamad Ali



Each member of the nominating and corporate governance committee of the board of directors is an independent director within the meaning of the director independence standards of Nasdaq and applicable rules of the SEC.

Michelle Stacy



Transaction Committee

Met 8 times in 2022

Committee Chair
Andrew Miller



Responsibilities

- Consider and evaluate all proposals received by the Company in connection with a possible sale or other business transaction or series of transactions involving all or a significant portion of the Company's equity or assets on a consolidated basis, through any form of transaction, including, without limitation, merger, stock purchase, asset purchase, recapitalization, reorganization, going-private transaction, consolidation, amalgamation or other transaction;
- Participate in and direct the negotiation of the material terms and conditions of any such transaction;
- Consider any other alternatives;
- Recommend to the board the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction or the advisability of pursuing any other alternative, in each case subject to applicable law; and
- Perform any other activities or responsibilities incidental to the foregoing.

Committee Members

Colin Angle



Michelle Stacy



DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the annual meeting, the continuing directors, the executive officers of the Company and individuals chosen to be executive officers of the Company, their ages immediately prior to the annual meeting, and the positions currently held by each such person with the Company:

Name	Age	Position
Colin Angle(4)	55	Chairman of the Board, Chief Executive Officer and Director
Mohamad Ali(2)(3)	52	Director
Deborah Ellinger(3)	64	Director
Karen Golz(1)	69	Director
Dr. Ruey-Bin Kao(2)	62	Director
Eva Manolis(1)(2)	59	Director
Andrew Miller(1)(4)	62	Lead Independent Director
Michelle Stacy(2)(3)(4)	67	Director
Jean Jacques Blanc	58	Executive Vice President, Chief Commercial Officer
Russell Campanello	67	Executive Vice President, Human Resources and Corporate Communications
Faris Habbaba	63	Executive Vice President, Chief Research and Development Officer
Glen Weinstein	52	Executive Vice President, Chief Legal Officer and Secretary
Julie Zeiler	57	Executive Vice President, Chief Financial Officer

(1)   Member of the audit committee

(2)   Member of the compensation and talent committee

(3)   Member of the nominating and corporate governance committee

(4)   Member of the transaction committee

Executive Officers

Jean Jacques Blanc has served as our executive vice president, chief commercial officer since February 2020 and is responsible for leading our global go-to market commercial strategy. Mr. Blanc previously served as our vice president and general manager of EMEA from March 2017 to February 2020 and as our vice president sales and Marketing EMEA from April 2014 to February 2017. Prior to joining iRobot, Mr. Blanc held leadership roles in commercial management at Whirlpool Corporation, including general manager, France and vice president of sales, North West Europe. Earlier in his career, he held commercial roles at Phillips. Mr. Blanc graduated from Institut Superieur du Commerce in Paris, France.

Russell Campanello has served as our executive vice president, human resources and corporate communications since February 2014. Mr. Campanello previously served as our senior vice president, human resources and corporate communications from July 2013 until February 2014. From November 2010 until July 2013, Mr. Campanello served as our senior vice president, human resources. Prior to joining iRobot, Mr. Campanello served as senior vice president, human resources and administration at Phase Forward, Inc. from April 2008 until September 2010. Mr. Campanello previously served as senior vice president of human resources and marketing at Keane, Inc., a business process and information technology consulting firm, from September 2003 to October 2007. Prior to Keane, Mr. Campanello served as chief people officer at NerveWire, Inc. from August 2000 to February 2003. Prior to NerveWire, he served as senior vice president, human resources at Genzyme Corp. from November 1997 to July 2000. Earlier in his career, Mr. Campanello spent nine years as vice president of human resources at Lotus Development Corporation. He holds a B.S. in Business Administration from the University of Massachusetts.

Faris Habbaba has served as our chief research and development officer since June 2021 and is responsible for driving technology development and advanced research to support product roadmaps. Prior to joining iRobot, Mr. Habbaba served as vice president of engineering at Zebra Technologies, a mobile computing company, from January 2016 to June 2021 where he managed a global team of more than 1,000 software and hardware engineers. Earlier in his career, Mr. Habbaba held engineering, supply chain, product management and business leadership roles at Motorola Solutions, Inc. Mr. Habbaba holds a B.S. in mechanical engineering from the University of Florida and has been awarded more than a dozen U.S. and international patents.

Glen Weinstein has served as our executive vice president and chief legal officer since August 2012. Mr. Weinstein previously served as our general counsel from July 2000 to August 2012 and as senior vice president from January 2005 to August 2012. He has also served as our secretary since March 2004. Prior to joining the Company, Mr. Weinstein was with Covington & Burling LLP, a law firm in Washington, D.C. Mr. Weinstein holds a B.S. in Mechanical Engineering from MIT and a J.D. from the University of Virginia School of Law.

Julie Zeiler has served as our executive vice president and chief financial officer since May 2020, overseeing the Company's financial operations, investor relations and facilities organizations. Prior to being appointed chief financial officer, Ms. Zeiler served as the Company's vice president of finance since joining the Company in January 2017. In this position, she led the Company's financial planning and analysis, and treasury functions. Prior to joining iRobot, Ms. Zeiler served in a number of senior financial leadership positions at Boston Scientific Corporation from 1996 to 2017 that included its global operations, European business and major product lines. In addition, her experience includes financial management roles at Digital Equipment Corporation from 1987 to 1996. Ms. Zeiler holds a B.A. in Economics and English from Albion College.

Our executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Leadership Structure

Mr. Angle serves as our chief executive officer and chairman of the board. The board of directors believes that having our chief executive officer as chairman of the board facilitates the board of directors' decision-making process because Mr. Angle has first-hand knowledge of our operations and the major opportunities and challenges facing us. This also enables Mr. Angle to act as the key link between the board of directors and other members of management. To assure effective independent oversight, our by-laws provide that the independent members of our board of directors will designate a lead independent director if the chairman of the board is not an independent director, as discussed further in "Executive Sessions of Independent Directors" below.

Independence of Members of the Board of Directors

The board of directors has determined that Dr. Kao, Mses. Ellinger, Golz, Manolis and Stacy, and Messrs. Ali and Miller are independent within the meaning of the director independence standards of Nasdaq and the SEC. Furthermore, the board of directors has determined that each member of each of the audit committee, compensation and talent committee, and nominating and corporate governance committee of the board of directors is independent within the meaning of the director independence standards of Nasdaq and the SEC.

Executive Sessions of Independent Directors

Executive sessions of the independent directors are held during each regularly scheduled meeting of the board of directors. Executive sessions do not include any of our non-independent directors and are chaired by a lead independent director who is appointed annually by the board of directors from our independent directors. Mr. Miller currently serves as the lead independent director. In this role, Mr. Miller serves as chairperson of the independent director sessions. The independent directors of the board of directors met in executive session four (4) times in 2022.

Role of Lead Independent Director

The lead independent director works to ensure that "all voices are heard" within the boardroom, proactively spends considerable time with the chief executive officer and other executive officers to understand the Company's vision and strategy, and helps focus the board of directors on areas aligned with the Company's vision and strategy. In addition to acting as the chairperson of the independent director sessions, the lead independent director also assists the board in assuring effective corporate governance. The lead independent director's specific duties include:

- Providing the chairman of the board with input as to preparation of agendas for meetings;
- Advising the chairman of the board as to the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- Coordinating and developing the agenda for the executive sessions of the independent directors;
- Acting as principal liaison between the independent directors and the chairman of the board on critical issues;
- Acting as a spokesperson for the independent directors in discussions with major investors and stockholders on topics of overall governance;
- Evaluating, along with the members of the compensation and talent committee, the chief executive officer's performance and meeting with the chief executive officer to discuss such evaluation; and
- Acting as chairperson of the board in the absence of the chairman of the board or a vacancy in the position of chairman of the board.

The Board of Directors' Role in Risk Oversight

The board of directors oversees our risk management process. This oversight is primarily accomplished through the board of directors' committees and management's reporting processes, including receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The audit committee focuses on risk related to accounting, internal controls, financial and tax reporting, privacy and cybersecurity. The audit committee also assesses economic and business risks and monitors compliance with ethical standards. The compensation and talent committee identifies and oversees risks associated with our executive compensation policies and practices, and the nominating and corporate governance committee identifies and oversees risks associated with director independence, related party transactions and the implementation of corporate governance policies.

Policies Governing Director Nominations

Director Qualifications

The nominating and corporate governance committee of the board of directors is responsible for reviewing with the board of directors from time to time the appropriate qualities, skills and characteristics desired of members of the board of directors in the context of the needs of the business and current make-up of the board of directors. This assessment includes consideration of the following minimum qualifications that the nominating and corporate governance committee believes must be met by all directors:

- Nominees must have experience at a strategic or policy making level in a business, government, non-profit or academic organization of high standing;
- Nominees must be highly accomplished in their respective fields, with superior credentials and recognition;
- Nominees must be well regarded in the community and shall have a long-term reputation for the highest ethical and moral standards;
- Nominees must have sufficient time and availability to devote to the affairs of the Company, particularly in light of the number of boards on which the nominee may serve;
- Nominees must be free of conflicts of interest and potential conflicts of interest, in particular with respect to relationships with other boards; and
- Nominees must, to the extent such nominee serves or has previously served on other boards, demonstrate a history of actively contributing at board meetings.

We do not have a formal board diversity policy. However, pursuant to the Policy Governing Director Qualifications and Nominations, as part of its evaluation of potential director candidates and in addition to other standards the nominating and corporate governance committee may deem appropriate from time to time for the overall structure and composition of the board of directors, the nominating and corporate governance committee may consider whether each candidate, if elected, assists in achieving a mix of board members that represent a diversity of background and experience. Accordingly, the board of directors seeks members from diverse professional backgrounds who combine a broad spectrum of relevant industry, geographical understanding and strategic experience and expertise that, in concert, offer us and our stockholders a diverse set of opinions and insights in the areas most important to us and our corporate mission. In addition, nominees for director are selected to bring complementary, rather than overlapping, skill sets. All candidates for director nominee must have time available to devote to the activities of the board of directors. The nominating and corporate governance committee also considers the independence of candidates for director nominee, including the appearance of any conflict in serving as a director. Candidates for director nominee who do not meet all of these criteria may still be considered for nomination to the board of directors, if the nominating and corporate governance committee believes that the candidate will make an exceptional contribution to us and our stockholders.

Process for Identifying and Evaluating Director Nominees

The board of directors delegates the initial selection and nomination process to the nominating and corporate governance committee, with the expectation that other members of the board of directors, and of management, will be requested to take part in the process as appropriate.

Generally, the nominating and corporate governance committee identifies candidates for director nominee in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the nominating and corporate governance committee deems to be helpful to identify candidates. Once candidates have been identified, the nominating and corporate governance committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the nominating and corporate governance committee. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be helpful in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors. The nominating and corporate governance committee also recommends candidates to the board of directors for appointment to the committees of the board of directors. Once appropriate candidates have been identified, the entire board of directors votes on the candidates, as the selection of board nominees is a responsibility of the entire board of directors.

Procedures for Recommendation of Director Nominees by Stockholders

The nominating and corporate governance committee will consider director nominee candidates who are recommended by our stockholders. Stockholders, in submitting recommendations to the nominating and corporate governance committee for director nominee candidates, shall follow the following procedures:

The nominating and corporate governance committee must receive any such recommendation for nomination not earlier than the close of business on the 120th day prior to the first anniversary of the date of the Proxy Statement delivered to stockholders in connection with the preceding year's annual meeting.

All recommendations for nomination must be in writing and include the following:

- Name and address of the stockholder making the recommendation;
- A representation that the stockholder is a record holder of the Company's securities, or if the stockholder is not a record holder, evidence of ownership;
- Name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the individual recommended for consideration as a director nominee;
- A description of the qualifications and background of the proposed director nominee which addresses the minimum qualifications, actual or potential conflicts of interest, and other criteria for board membership approved by the board of directors from time to time and set forth in the Company's Policy Governing Director Qualifications and Nominations;
- A description of all arrangements or understandings between the stockholder and the proposed director nominee;
- The consent of the proposed director nominee (i) to be named in the Proxy Statement for the annual meeting and (ii) to serve as a director if elected at such annual meeting; and
- Any other information regarding the proposed director nominee that is required to be included in the Proxy Statement.

Nominations must be sent to the attention of our Secretary by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Secretary of iRobot Corporation

Our Secretary will promptly forward any such nominations to the nominating and corporate governance committee.

In addition, our by-laws permit eligible stockholders, or groups of stockholders, owning continuously for at least three years shares of the Company's stock representing an aggregate of at least 3% of the Company's outstanding shares, to nominate and include in the Company's proxy materials director nominees constituting up to two or 25%, whichever is greater, of the board of directors, provided that the stockholders and nominees satisfy the requirements in our by-laws. Written notice of stockholder nominees to the board of directors must be received not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the proceeding year's annual meeting. For details on the Company's proxy access procedures, please refer to our by-laws.

Policy Governing Security Holder Communications with the Board of Directors

The board of directors provides to every security holder the ability to communicate with the board of directors as a whole and with individual directors on the board of directors through an established process for security holder communications as follows:

For communications directed to the board of directors as a whole, security holders may send such communications to the attention of the chairman of the board of directors by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: Chairman of the Board, c/o Secretary

For security holder communications directed to an individual director in his or her capacity as a member of the board of directors, security holders may send such communications to the attention of the individual director by U.S. mail (including courier or expedited delivery service) to:

iRobot Corporation
8 Crosby Drive
Bedford, Massachusetts 01730
Attn: [Name of the director], c/o Secretary

We will forward any such security holder communication to the chairman of the board, as a representative of the board of directors, or to the director to whom the communication is addressed. We will forward such communications by certified U.S. mail to an address specified by each director and the chairman of the board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is to schedule a regular meeting of the board of directors on the same date as or immediately prior to, our annual meeting of stockholders and, accordingly, directors are encouraged to be present at our stockholder meetings. Our directors are expected to participate in the virtual annual meeting of stockholders, unless they have a conflict that cannot be resolved. Seven board members who were directors at the time of the annual meeting of stockholders held in 2022 attended the meeting.

Board of Directors Evaluation Program

The board of directors performs annual self-evaluations of its composition and performance, including evaluations of its standing committees and individual evaluations for each director. In addition, each of the standing committees of the board of directors conducts its own self-evaluation, which is reported to the board of directors. The board of directors retains the authority to engage its own advisors and consultants.

For more corporate governance information, you are invited to access such information at https://*investor.irobot.com/corporate-governance/highlights*.

Code of Business Conduct and Ethics

We have adopted a "code of ethics," as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, that applies to all of our directors and employees worldwide, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is available at *https://investor.irobot.com/corporate-governance/highlights*. A copy of the Code of Business Conduct and Ethics may also be obtained, free of charge, from us upon a request directed to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Investor Relations. We intend to disclose any amendment to or waiver of a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website available at *https://investor.irobot.com/corporate-governance/highlights* and/or in our public filings with the SEC.

Human Rights Policy

We have adopted a Human Rights Policy. Respect for human rights is an essential value for our Company and for the communities in which we operate. We are committed to ensuring that our employees and individuals in the communities affected by our activities are treated with dignity and respect. We believe that following these principles helps our employees and our business thrive as we develop new and exciting technologies for the smart home. For additional information about this policy, please visit our website at *www.irobot.com*.

iRobot's Manufacturing Supply Chain Partners: Business Conduct, Environment, Labor Practices

Our primary contract manufacturers and most significant suppliers work under a master supply agreement that includes provisions for compliance with environmental regulations consistent with the iRobot General Environmental Regulatory Requirements, conflict minerals provisions within Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, anti-corruption laws and all applicable local government regulations regarding minimum wage, living conditions, overtime, working conditions, child labor laws and the applicable labor and environmental laws. For additional information about these practices, please visit the Corporate Social Responsibility section of our website at w*ww.irobot.com/about-irobot/corporate-social-responsibility*.

Compensation and Talent Committee Interlocks and Insider Participation

During 2022, Mses. Manolis and Stacy, and Mr. Ali and Dr. Kao served as members of the compensation and talent committee. Michael Bell also served on the compensation and talent committee during 2022, except that his term as a director and member of the committee expired at the 2022 annual meeting of stockholders held on May 27, 2022. No member of the compensation and talent committee was an employee or former employee of us or any of our subsidiaries, or had any relationship with us requiring disclosure herein.

During the last year, no executive officer of the Company served as: (i) a member of the compensation and talent committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our compensation and talent committee; (ii) a director of another entity, one of whose executive officers served on our compensation and talent committee; or (iii) a member of the compensation and talent committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this audit committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

This report is submitted by the audit committee of the board of directors. The audit committee currently consists of Karen Golz, Andrew Miller and Eva Manolis. None of the members of the audit committee is an officer or employee of the Company, and the board of directors has determined that each member of the audit committee meets the independence requirements promulgated by Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. Each of Mr. Miller and Ms. Golz is an "audit committee financial expert" as is currently defined under SEC rules. The audit committee operates under a written charter adopted by the board of directors.

The audit committee oversees the Company's accounting and financial reporting processes on behalf of the board of directors. The meetings of the audit committee are designed to facilitate and encourage communication among the audit committee, Company management, the independent registered public accounting firm and the Company's internal audit function. The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed with management the Company's consolidated financial statements for the fiscal quarters and full year ended December 31, 2022, including a discussion of, among other things, the quarterly and annual earnings press releases, the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the Company's financial statements.

The audit committee ensures that the Company establishes and appropriately resources a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on that function. In addition to reviewing and approving the annual internal audit plan and overseeing other internal audit activities, the audit committee regularly reviews and discusses the results of internal audit reports.

The audit committee also reviewed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the results of their audit and discussed matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The audit committee has reviewed permitted services under rules of the SEC as currently in effect and discussed with PricewaterhouseCoopers LLP their independence from management and the Company, including the matters in the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has considered and discussed the compatibility of non-audit services provided by PricewaterhouseCoopers LLP with that firm's independence. For each engagement, Company management provided the audit committee with information about the services and fees, sufficiently detailed to allow the audit committee to make an informed judgment about the nature and scope of the services and the potential for the services to impair the independence of the independent registered public accounting firm. After the end of each fiscal year, Company management provides the audit committee with a summary of actual fees incurred with the independent registered public accounting firm.

The audit committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting. Additionally, the audit committee meets in separate executive sessions with the Company's chief financial officer and the head of internal audit.

In accordance with SEC rules and PricewaterhouseCoopers LLP policies, lead and concurring audit partners are subject to rotation requirements that limit the number of consecutive years an individual partner may provide services to our Company to a maximum of five years. The selection of the lead audit partner pursuant to this rotation policy involves a meeting between the candidate for the role and the chair of the audit committee, as well as with the full audit committee and members of management.

The audit committee has also evaluated the performance of PricewaterhouseCoopers LLP, including, among other things, the length of time the firm has been engaged; its familiarity with our operations and businesses, accounting policies and practices, and our internal controls over financial reporting; and the appropriateness of fees paid to PricewaterhouseCoopers LLP for audit and non-audit services in 2022, on an absolute basis and as compared with the scope of prior year audits. Information about PricewaterhouseCoopers LLP's fees for 2022 is discussed below in this Proxy Statement under "Proposal 2 - *Ratification of Appointment of Independent Registered Public Accounting Firm.*" Based on its evaluation, the audit committee has retained PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the 2023 fiscal year.

Based on its review of the financial statements and the aforementioned discussions, the audit committee concluded that it would be reasonable to recommend, and on that basis, did recommend, to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023.

Respectfully submitted by the Audit Committee,

Karen Golz (chair)
Andrew Miller
Eva Manolis

REPORT OF THE COMPENSATION AND TALENT COMMITTEE OF THE BOARD OF DIRECTORS

No portion of this compensation and talent committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

The compensation and talent committee of the board of directors, which is comprised solely of independent directors within the meaning of applicable rules of Nasdaq, and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for developing executive compensation policies and advising the board of directors with respect to such policies and administering the Company's cash incentive and equity incentive plans. The compensation and talent committee sets performance goals and objectives for the chief executive officer and the other executive officers, evaluates their performance with respect to those goals and sets their compensation based upon the evaluation of their performance. In evaluating executive officer pay, the compensation and talent committee retains the services of a compensation consultant and considers recommendations from the chief executive officer with respect to goals and compensation of the other executive officers. The compensation and talent committee assesses the information it receives in accordance with its business judgment. The compensation and talent committee also periodically reviews director compensation. All decisions with respect to executive and director compensation are approved by the compensation and talent committee. All decisions regarding chief executive officer and director compensation are reviewed and ratified by the full board. Michelle Stacy, Mohamad Ali, Dr. Ruey-Bin Kao and Eva Manolis are the current members of the compensation and talent committee.

The compensation and talent committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended December 31, 2022 with management. In reliance on those reviews and discussions referred to above, the compensation and talent committee recommended to the board of directors, and the board of directors has approved, that the CD&A be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 14, 2023.

Respectfully submitted by the Compensation and Talent Committee,

Michelle Stacy (chair)
Mohamad Ali
Dr. Ruey-Bin Kao
Eva Manolis

COMPENSATION AND OTHER INFORMATION
CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy and objectives. It also outlines the compensation program for our chief executive officer, chief financial officer, and three most highly-compensated executive officers (other than our chief executive officer and chief financial offer) during 2022.

Executive Overview

The fluid, often frenetic pace of day-to-day life continues to elevate our value proposition and product differentiation. The growth runway for robotic floor care remains fundamentally healthy, and we remain well positioned to continue our global expansion as a category and technology leader. We continue to differentiate our floor care robots through superior software intelligence and have taken major steps forward in our go-to-market approach. As the benefits of robotic floor cleaning continue to become more widely appreciated and the home remains a central hub for everyday life, we plan to continue capitalizing on the many opportunities arising from the continued growth of our marketplace. When combined with the accelerating pace of the adoption and use of robotics more broadly, the competition for executive talent in our industry continues to be significant. While we compete to attract and retain talent against other established technology companies, the skill sets, expertise and capabilities that we believe will help us further expand our business and drive value creation increasingly bring us into competition for talent against a wider range of technology companies, including those focused on disruptive and emerging technologies.

Our compensation philosophy is based on a desire to emphasize pay for performance through incentive compensation that is designed to closely link the realized compensation of our named executive officers to our financial performance, operational performance, and the performance of our stock. We also believe that the compensation of our named executive officers should strongly align our executives' interests with those of our stockholders and focus executive behavior on the achievement of both near-term corporate targets as well as long-term business objectives and strategies, with the ultimate goal of delivering value for our stockholders and customers.

2022 Overview

During 2022, we launched an advanced floor cleaning robot vacuum and mop with the Roomba Combo j7+. However, it was a very challenging year. Market forces, including intense competition, inflation, muted category growth, the COVID-19 pandemic and its aftershocks on the supply chain and global economy, and geopolitical events in Eastern Europe led to softer than expected demand. This in turn led to reduced revenue and profit performance. We ended 2022 with significant pressure on our revenue and gross margin, a sizable operating loss and a cash position well below where we started the year.

As we head into 2023, we are focused on managing our cash and executing on our near-term robotic floor care roadmaps, while working to obtain necessary regulatory approvals to complete the transaction with Amazon. To achieve our goals for the year and set the Company up for sustained success, we continue to implement a variety of measures to reduce spending, including a workforce reduction of approximately 100 employees during the third quarter of fiscal year 2022. These actions will allow us to better navigate the challenging economic environment and position us to return to profitable growth in the years ahead.

On August 4, 2022, iRobot entered into an agreement and plan of merger with Amazon, pursuant to which Amazon will acquire iRobot for $61 per share in an all-cash transaction valued at $1.7 billion, including iRobot's net debt. On October 17, 2022, our stockholders voted to approve this transaction and the proposals related to this transaction. This Compensation Discussion and Analysis does not describe any special compensation that may be payable in connection with the merger, which is described in the Definitive Proxy Statement for the merger, which was filed with the SEC on September 9, 2022.

Compensation Highlights:

Our 2023 compensation decisions and 2022 incentive plan outcomes reflect both the challenges we faced during the year and our pay for performance philosophy. Specifically:

- **No salary increases**. In light of our recent performance and our focus on minimizing our expense, our named executive officers received no salary increases for 2022 or 2023.

- **No annual bonus payouts.** We fell short of the threshold performance levels for revenue and non-GAAP operating income under our 2022 bonus plan. As a result, no annual bonuses were paid to our named executive officers under the annual bonus plan for the second year in a row.

- **PSU Vesting.**
  - **2020 Plan:** We also did not achieve the threshold performance levels for non-GAAP operating income for the 2020 PSUs that were eligible to vest based on cumulative non-GAAP operating income performance through 2022 and, accordingly, none of those PSUs vested.

  - **2022 Plan:** In 2022, we introduced PSUs that are eligible to be earned based on our rTSR over one, two, and three-year periods. For the one-year performance period ended December 31, 2022, 64% of the eligible shares vested. Details of these PSUs are described below in the Long-Term Incentive section of this Compensation Discussion and Analysis.

Our compensation plans are highly sensitive to the Company's performance and emphasize pay that is variable and/or "performance-based" and/or "at risk." In 2022, performance fell far below our expectations, and accordingly, our CEO's 2022 realizable pay was only 66% of his targeted total compensation, as shown below. At the end of 2021, our results also fell below expectations and as a result, our CEO's 2021 realizable pay was 53% of his targeted total compensation, also shown below. Realizable pay is calculated as base salary paid, actual bonus paid, and long-term incentives granted in a given year and valued at the end of the fiscal year.



	2022 Target Compensation	Realizable Value at 12/31/2022	2021 Target Compensation	Realizable Value at 12/31/2021
Base	$850,000	$850,000	$846,154	$846,154
Bonus	$977,500	$0	$977,500	$0
Stock Grant	$5,071,127	$3,736,088	$5,418,537	$2,991,479

Objectives of Our Compensation Program

We believe our compensation philosophies and objectives, as further described below, have aligned executive compensation with Company performance. Our compensation programs for our executive officers are designed to achieve the following objectives:

- Provide competitive compensation that attracts, motivates and retains the best talent and the highest caliber executives in order to help us to achieve our strategic objectives;
- Connect a significant portion of the total potential compensation paid to executives to our annual financial performance;
- Directly align management's interest with the interests of stockholders through long-term equity incentives; and
- Provide management with performance goals that are directly linked to our longer-term plans for growth and profit.

We believe the compensation of our named executive officers should reflect their success as a management team, rather than as individuals, in attaining key operating objectives, such as non-GAAP operating income (loss) and revenue. We define non-GAAP operating income (loss) as operating income (loss) before amortization of acquired intangible assets, stock-based compensation expense, tariff refunds, net merger, acquisition and divestiture (expense) income, net intellectual property litigation expense, and restructuring and other expense. See pages 32 and 33 of our Form 10-K for the year ended December 31, 2022, for a reconciliation of non-GAAP operating income (loss) to non-GAAP operating income (loss) to GAAP operating income.

Methodologies for Establishing Executive Compensation

The compensation and talent committee, which is comprised entirely of independent directors, reviews the compensation packages for our named executive officers, including an analysis of all elements of compensation separately and in the aggregate. In determining the appropriate compensation levels for our chief executive officer, the compensation and talent committee meets with the executive vice president, human resources and corporate communications, along with the independent compensation consultant engaged by the compensation and talent committee. With respect to the compensation levels of all other named executive officers, the compensation and talent committee meets with our chief executive officer and, as needed, our executive vice president, human resources and corporate communications, as well as with the independent compensation consultant engaged by the compensation and talent committee. Our chief executive officer annually reviews the performance of each of the other named executive officers with the compensation and talent committee.

The compensation and talent committee has engaged Pay Governance as its independent executive compensation consultant. The consultant works with the compensation and talent committee in addition to our human resources department and the chief executive officer to assist them with a range of items, including establishing an appropriate peer group, developing the structure of the executive compensation program and in formulating recommendations regarding base salary levels, target incentive awards, performance goals for incentive compensation and equity awards for named executive officers. In conjunction with the annual performance review of each named executive officer, the compensation and talent committee carefully considers the recommendations of the chief executive officer with respect to the other executive officers when setting base salary, bonus payments under the prior year's incentive compensation plan, and target amounts and performance goals for the current year's incentive compensation plan. In addition, the compensation and talent committee similarly determines the size and structure of equity incentive awards, if any, for each named executive officer.

Moreover, the compensation and talent committee considers the results of the advisory vote on named executive officer compensation, or the "say on pay" vote, that is currently held each year at the Company's annual meeting of stockholders.

At the May 2022 annual meeting of stockholders, the Company held its annual say on pay vote. The results of the say on pay vote held in May 2022 were as follows (as a percentage of the votes cast):

For	14,647,700	79.3%
Against	3,827,370	20.7%

The results of the say on pay vote are advisory and not binding on the Company, the board of directors or the compensation and talent committee. The board of directors and the compensation and talent committee, however, value the opinions of our stockholders and take the results of the say on pay vote into account when making decisions regarding the compensation of our named executive officers. Additionally, a valuable aspect of our investor relations activities involves interacting with our current and prospective stockholders to discuss our executive compensation programs, answer timely and important questions about our compensation philosophies and practices, and gain direct feedback in the process.

The compensation and talent committee will, in consultation with Pay Governance and as appropriate, continue to consider changes to our compensation programs intended to further align the pay of our senior executives with our performance while taking into account our business strategy, input from stockholders and evolving factors such as the business environment, the competitive market for talent and other emerging trends. Additionally, the compensation and talent committee will continue to consider the outcome of our say on pay votes, regulatory changes and emerging best practices when making future compensation decisions for our named executive officers.

Our compensation plans are developed, in part, by utilizing publicly available compensation data and subscription-compensation survey data for global national and regional companies in the technology and consumer technology industries, including those that focus on smart-tech and high-tech products. When determining the range of competitive practice for executive compensation, we review compensation data for companies with revenues, market capitalization, headcount and levels of ongoing research and development investment similar to our profile. There is an expanded discussion on our peer group in the section "Compensation Comparisons" below. While there are no perfect benchmarks for our Company, we believe that this approach provides us with valuable insights as to the competitive range of pay levels and practices of companies similar to ours.

Compensation Consultants

As its independent compensation consultant, Pay Governance provides the compensation and talent committee with advice on a broad range of executive compensation matters. In fiscal 2022, the scope of Pay Governance's services included the following:

- Apprising the compensation and talent committee of compensation-related and regulatory trends and developments in the marketplace;
- Assessing the composition of the peer companies used for comparative purposes;
- Performing a competitive assessment of our non-employee director and executive compensation programs;
- Identifying potential changes to the executive compensation program to maintain competitiveness and ensure consistency with business strategies, good governance practices and alignment with stockholder interests; and
- Reviewing the Compensation Discussion and Analysis section of the Company's Proxy Statement.

As more fully described on page 44, the compensation and talent committee reviewed its relationship with Pay Governance pursuant to SEC rules and determined Pay Governance's work for the compensation and talent committee did not raise any conflicts of interest. The Company did not engage Pay Governance for any other consulting work in fiscal 2022.

Compensation Comparisons

Developing a compensation peer group for compensation comparison purposes is not an easy task for our Company. We do not have any "true" consumer robotic peer companies that are publicly-traded, stand-alone, U.S.-based and size-appropriate. We believe the mix of technology, smart technology/connected devices, and technology/consumer products entities that comprise our current compensation peer group provides appropriate reference points for compensation and performance comparisons.

The following selection criteria, developed in conjunction with the compensation and talent committee, which are carefully reviewed annually and adjusted as needed, were used to develop the comparative compensation peer group used in assessing the competitiveness of our executive compensation program and in helping develop fiscal year 2022 compensation actions:

- Companies with revenues within a similar range and generally similar market capitalization;
- Companies within comparable industries that focus on smart-tech and high-tech products (e.g., consumer durables, consumer services, aerospace, capital goods, electronics equipment, information technology, instruments and components, computers and peripherals, networking equipment and computer hardware);
- Companies with highly-engineered products and complex networked technologies with multiple industry applications;
- Technology companies whose products contain both hardware and software components, in particular cloud-connected devices, smart monitors, networked devices and consumer wearables; and
- Companies with moderate to high sales growth and opportunity.
- Other secondary criteria also considered include:
  - Companies considered to be engaging in "disruptive innovation;"
  - Companies producing high-technology products with brand recognition and/or that focus on disposable income "luxury" goods; and

○ Companies with comparable levels of ongoing investment in research and development that indicate similar business models and financial strategy.

Our compensation peer group for 2022 consisted of the following sixteen companies, which we show in two different technology segments. Technology companies that focus on high tech products for consumers, and broader companies that have a technology focus and meet some or all of the criteria mentioned above.

Consumer Technology Companies	Broader Technology Companies
Alarm.com Holdings, Inc.	3D Systems Corporation
Garmin Ltd.	Azenta Inc. (formerly Brooks Automation, Inc.)
GoPro, Inc.	Coherent Corp.
Logitech International S.A.	Dolby Laboratories, Inc.
NETGEAR, Inc.	Faro Technologies, Inc.
Poly (Plantronics, Inc.)	Novanta Inc.
Roku, Inc.	Trimble Inc.
Sonos, Inc.	
Universal Electronics Inc.	

This 2022 compensation peer group differs slightly from the 2021 compensation peer group due to the removal of Fitbit (acquired by Google on January 14, 2021).

These companies, at the time of the analysis on June 30, 2021, had a trailing 12-month median revenue of approximately $1.2 billion and a median market capitalization of approximately $4.8 billion. iRobot at this same time had trailing 12-month revenue of approximately $1.5 billion and a market capitalization of approximately $2.6 billion.

The compensation and talent committee reviews all components of compensation for named executive officers. In accordance with its charter, the compensation and talent committee also, among other responsibilities, administers our incentive compensation plan, and reviews management's recommendations on Company-wide compensation programs and practices. In setting compensation levels for our executive officers in fiscal 2022, the compensation and talent committee considered many factors in addition to the competitive market analysis described above, including, but not limited to:

- The scope and strategic impact of the executive officer's responsibilities;
- Our past business performance, and future expectations;
- Our long-term goals and strategies;
- The performance and experience of each individual;
- Retention considerations;
- Unvested equity holdings;
- Past compensation levels of each individual and of the named executive officers as a group;
- Relative levels of pay among the executive officers;
- The amount of each component of compensation in the context of the executive officer's total compensation and other benefits;
- Input from the board with respect to its evaluation of and recommendations for the chief executive officer; and
- Input from the chief executive officer with respect to the evaluation of and recommendations for the other named executive officers.

The compensation and talent committee recommends to the full board compensation for our chief executive officer using the same factors it considers for other executive officers, while placing greater emphasis on performance-based opportunities through long-term equity and short-term cash incentive compensation, which we believe strongly aligns our chief executive officer's interests and the interests of our stockholders. In assessing the compensation paid to our chief executive officer, the compensation and talent committee relies on input from the board of directors on performance, information from our selected peer group benchmarks and its judgment with respect to the factors described above.

Elements of Compensation and 2022 Annual Target Compensation

Our executive compensation program in 2022 consisted of three primary elements: base salary, annual cash incentives, and long-term equity awards in the form of RSUs and PSUs. All of our executive officers also are eligible for certain benefits offered to employees generally, including life, health, disability and dental insurance, as well as participation in our 401(k) plan and employee stock purchase plan. We have also entered into executive agreements with our executive officers that provide for certain severance benefits upon a qualifying termination of employment, including a qualifying termination in connection with a change in control of the Company. The target compensation mix for each of our named executive officers was determined at the beginning of 2022 and is summarized in the charts below.



Colin Angle - CEO
12%
14%
29%
44%
Base Salary
Annual Target Incentive Bonus
RSUs
PSUs

Other NEOs
22%
15%
31%
32%
Base Salary
Annual Target Incentive Bonus
RSUs
PSUs

The compensation mix shown above is based on the target amount for each of the elements and does not contemplate the upside and downside opportunity included in our variable incentive plans.

Elements of Compensation

Base Salary

Salaries are reviewed on an annual basis and are structured to be within the market competitive range of salaries paid by the peer companies reviewed by the compensation and talent committee described above. While we generally aim to set base salaries for each of our executives to market competitive levels, the compensation and talent committee also takes into consideration many additional factors (described below) that we believe are important and have enabled us to attract, motivate and retain a high performing leadership team in an extremely competitive environment.

In 2022, the compensation and talent committee reviewed the base salaries for each of our executive officers, taking into account an assessment of the individual's responsibilities, experience, performance and contribution to the Company's performance, and also generally taking into account the competitive environment for attracting and retaining executives consistent with our business needs, along with those factors previously described. With respect to each of our other named executive officers, our chief executive officer provided a detailed evaluation and recommendation related to base salary adjustments, if any. The compensation levels for our executive officers in fiscal 2022 were determined in February 2022 following a challenging 2021 in which the second half of that year was shaped by supply chain challenges and shipping delays that impacted our top and bottom lines.

In connection with our annual review process in February 2022 and taking into account the considerations discussed above as well as our 2021 performance, the compensation and talent committee made no adjustments to the base salaries for any of the named executive officers for 2022. We similarly maintained base salaries for our named executive officers at the same levels for 2023.

For 2022 and 2023, base salaries of our named executive officers were reviewed by the compensation and talent committee and no adjustments were made. The table below shows the annualized 2021, 2022 and 2023 base salaries for our named executive officers and the percentage year-over-year increase in base salaries. As noted below, the only change to annualized base salaries for our named executive officers was a result of currency exchange rates.

	2021 Base Salary	% Increase	2022 Base Salary	% Increase	2023 Base Salary
Colin Angle	$850,000	0.0%	$850,000	0.0%	$850,000
Julie Zeiler	$500,000	0.0%	$500,000	0.0%	$500,000
Glen Weinstein	$430,000	0.0%	$430,000	0.0%	$430,000
Jean Jacques Blanc(1)	$414,296	0.0%	$409,683	0.0%	$425,000
Faris Habbaba(2)	$415,000	0.0%	$415,000	0.0%	$415,000

(1) For 2021 and the first two months of 2022, Mr. Blanc's base salary was denominated and paid in British pounds. Mr. Blanc's 2021 base salary was converted to U.S. dollars using a conversion rate of £1.00 to $1.3764, which represents the average exchange rate for fiscal year 2021. In March of 2022, Mr. Blanc relocated to the U.S. and his base salary was then denominated and paid in U.S. dollars. Mr. Blanc's 2022 base salary reflects the sum of (i) his 2022 base salary for the first two months of 2022, which was converted to U.S. dollars using a conversation rate of £1.00 to $1.3551, which represents the average exchange rate for those two months, and (ii) his 2022 base salary for the remaining ten months, which was denominated and paid in U.S. dollars.

(2) Mr. Habbaba, was hired in June 2021.

We believe that the base salaries of our named executive officers, which on average are 22% as a percentage of total target compensation, are set at an appropriate level to align our compensation mix with our compensation philosophy.

Cash Incentive Compensation

The compensation and talent committee believes that short-term cash incentive compensation for our executive officers should be contingent upon successful achievement of significant financial and business objectives and implementation of our business strategy. For our named executive officers, including our chief executive officer, the payment of cash incentive awards is based on an evaluation of achievement against predetermined Company financial and operational metrics in accordance with our Senior Executive Incentive Compensation Plan ("SEICP") adopted by the compensation and talent committee. For each named executive officer, 100% of his or her target cash incentive compensation in 2022 was tied to key Company financial and operating performance measures. We aim to set our cash incentive opportunities for named executive officers to be market competitive for performance at target with actual amounts earned adjusted up or down based on performance achievement, as described below.

For fiscal 2022, the threshold, target and maximum bonus award opportunities under our SEICP for each of our named executive officers, as a percentage of base salary, are set forth in the table below. These target bonus amounts were set at levels the compensation and talent committee determined were appropriate to support our business plan, which involved growing the Company in a profitable, cost-effective way.

	Incentive Bonus Award Opportunity Payout Scale (% of base salary)		
	Threshold (12.5% of target opportunity) (1)	Target (100%)	Maximum (200% of target opportunity) (2)
Colin Angle	14.38%	115.00%	230.00%
Julie Zeiler	9.38%	75.00%	150.00%
Glen Weinstein	9.38%	75.00%	150.00%
Jean Jacques Blanc	9.38%	75.00%	150.00%
Faris Habbaba(3)	7.50%	60.00%	120.00%

(1) Cash incentive payments are made only if the Company has achieved a specified non-GAAP operating income hurdle, excluding cash incentive compensation expense.

(2) This reflects the maximum incentive cash payout levels established under our SEICP for 2022 based on the specific goals established for fiscal 2022.

The following tables summarize the 2022 performance measures, associated weightings and goals for each of the named executive officers under the SEICP, including actual performance achievement. The compensation and talent committee chose this mix of financial targets for cash incentive compensation because it believes it creates a balanced focus on growth and profitability, and it believes that executive officers should be focused on a small set of critical, team-based financial and operating metrics that reinforce the executive's role and impact the Company's business strategy.

As shown in the table below, our results were below threshold for both performance metrics. As a result and consistent with our pay for performance culture, the named executive officers did not receive any payouts under the SEICP for 2022 performance.

		Performance Goal				
Metric	Weightings	Threshold	Target*	Maximum	2022 Actual Performance	Actual Percentage Earned (as % of target)
		$ in millions				
Non-GAAP Operating Income, excluding cash incentive compensation expense	50%	$75.4	$83.8	$111.5	$(151.6)	0%
Company Revenue	50%	$1,794.5	$1,888.9	$2,226.8	$1,183.3	0%
Total Payout (as a % of Target)						0%

Long-Term Incentives

Overview of 2022 PSU Awards

In 2022, our named executive officers were eligible to receive a mix of RSUs and PSUs that are intended to promote success by aligning employee financial interests with long-term stockholder value. Long-term incentives are awarded based on various factors primarily relating to the responsibilities of the individual officer or employee, his or her past performance, anticipated future contributions, prior grants, and competitive market and retention considerations as well as the pool of shares available for grant and Company performance. In general, our compensation and talent committee bases its decisions to grant long-term incentives on recommendations of our chief executive officer (for employees other than himself) and the compensation and talent committee's analysis of peer group and industry compensation information, with the intention of keeping the executives' overall target compensation levels competitive with our peers.

For 2022, we introduced a new PSU plan pursuant to which PSUs are earned based on our relative TSR over one, two, three-year periods, with a potential for an adjustment based on performance against a three-year cumulative profitability goal. To earn the target number of PSUs under this new plan, iRobot must outperform the TSR of a broad market index, the Russell 2000 Total Return Index (the "Index"). Payout under this plan is also capped at target if our absolute TSR is negative, with an overall payout cap of 200%. This puts a direct focus on shareholder value creation, and coupled with our short-term incentive plan, that includes annual revenue and non-GAAP operating income performance metrics, provides a strong balance between short and long-term business drivers.

The compensation and talent committee believes that our mix of long-term equity awards is market competitive and strongly aligns the incentives of our executives with the interests of our stockholders and the long-term performance of the Company by directly tying a significant portion of the value that may be realized from our equity compensation to the performance of the Company and the value of our stock.

Both RSUs and PSUs are typically granted in March of each fiscal year. Starting in 2022, RSUs granted vest based on continued service with one-third vesting after one year, and the remaining two-thirds vesting in eight equal quarterly installments over the following two years. PSUs granted in 2022 vest over three years as described in more detail below.

During fiscal year 2022, our compensation and talent committee approved the RSU and PSU awards set forth in the table below to each of our named executive officers.

	Grant Date Fair Value ($)	RSUs (#)	PSUs (# at Threshold) (1% of Target)	PSUs (# at Target)	PSUs (# at Maximum) (200% of Target)
Colin Angle	5,071,127	35,160	527	52,740	105,480
Julie Zeiler	1,381,498	11,986	119	11,986	23,972
Glen Weinstein	1,197,313	10,388	103	10,388	20,776
Jean Jacques Blanc	1,151,208	9,988	99	9,988	19,976
Faris Habbaba(1)	1,381,498	11,986	119	11,986	23,972

The following chart depicts the mix of PSUs and RSUs in our annual long-term incentive program for 2022:



For 2022, PSUs granted vest based upon the TSR of iRobot's common stock as compared to the TSR of the Index over the following performance periods:

Performance Periods

Begin Date	End Date
1/2/2022	12/31/2022
1/2/2022	12/30/2023
1/2/2022	12/28/2024

Calculations of TSR

The TSR calculation for iRobot and the Index is based upon the 60-trading day average price prior to and including the start of each performance period (the "Beginning Average Price") and the 60-trading day average price at the end of each performance period (the "Ending Average Price").

The payout schedule can result in payout percentages ranging from 0% to 200% of the target number of PSUs. The payout percentage is capped at 100% if iRobot's TSR is negative over any of the performance periods. Payout is determined based on percentage point difference in iRobot's TSR when compared to the TSR of the Index, with the target number of PSUs earned when iRobot's TSR exceeds the Index TSR by five percentage points (the "TSR Goal").

Performance Period	TSR Goal	Number of Earned PSUs if iRobot's TSR equals the TSR Goal
01/02/2022 - 12/31/2022	5 percentage points above Index TSR	1/3 of Target Award
01/02/2022 - 12/30/2023	5 percentage points above Index TSR	1/3 of Target Award
01/02/2022 - 12/28/2024	5 percentage points above Index TSR	1/3 of Target Award

With respect to each performance period, the portion of the total number of PSUs eligible to be earned for such period will be adjusted for over- or under-performance against the TSR Goal as follows:

Payout Schedule

Performance Relative to Index	Payout Percentage
+55.0% and above	200%
+5.00%	100%
(45.0)% and below	0%

- **Under-performance:** If the Company's TSR for any performance period is more than 45% below the Index TSR for such performance period, no portion of the PSUs shall be earned with respect to such performance period. If the Company's TSR for any performance period is between 45% below the Index TSR for such performance period (the "Threshold TSR Amount") and the TSR Goal, the earned portion of the PSUs with respect to such performance period shall increase ratably between 0% and 100% as the Company's TSR increases between the Threshold TSR Amount and the TSR Goal (*i.e.*, the portion of the PSUs earned shall increase by 2% for every 1% increase between the Threshold TSR Amount and the TSR Goal). At the TSR Goal, 100% of the target number of PSUs for such performance period shall be earned.

- **Over-performance:** If both (i) the Company's TSR for the performance period exceeds the TSR Goal for such performance period and (ii) the Company's actual TSR for such performance period is greater than zero, then the earned portion of the PSUs with respect to such performance period shall increase ratably between 100% and 200% of the target number of PSUs as the Company's TSR increases between the TSR Goal and 55% above the Index TSR for such performance period (the "Maximum TSR Amount") (*i.e.*, the portion of the target number of PSUs earned shall increase by 2% for every 1% increase between the TSR Goal and the Maximum TSR Amount). At the Maximum TSR Amount, 200% of the target number of PSUs shall be earned assuming that the Company's TSR for such performance period is greater than zero.

For the first performance period, iRobot's TSR of (33.4)% underperformed the Index TSR of (20.2)% by (13.2)% resulting in an overall payout of 64% of target. These results are summarized in the below chart.

Results 1/2/2022 to 12/31/2022 Performance Period

IRBT TSR	(33.4)%
Index TSR	(20.2)%
Outperformance	(13.2)%
Payout Percentage	**64%**

	*1/22/2022 to 12/31/2022 Performance Period			
	PSUs At Threshold	PSUs At Target (1/3)	PSUs At Maximum	Total PSUs Earned
Colin Angle	175	17,580	35,160	11,251
Julie Zeiler	39	3,995	7,990	2,557
Glen Weinstein	34	3,463	6,926	2,216
Jean Jacques Blanc	33	3,329	6,658	2,131
Faris Habbaba	39	3,995	7,990	2,557

* PSUs represented in the chart represent the PSUs at threshold, target, and maximum for the first performance period. The amounts represent one third of the total threshold, target and maximum number of PSUs granted.

2020 PSU Award Achievement

For the PSUs granted in 2020, the number of shares earned at the end of the three-year performance period could have ranged from 0% to 200% of the target number of PSUs granted based on the Company's performance against a three-year cumulative GAAP operating income goal. The following table outlines the GAAP operating income threshold, target, and maximum goals, along with the Company's actual performance for the three-year performance period from 2020 through 2022. Payout achievement is shown in the table.

2020-2022 PSU Performance Cycle	Operating Income Performance (in millions)				
	Threshold	Target	Maximum	Actual Performance Achieved	Actual Payout Level
Cumulative	$250	$357	$464	$20	0%
PSUs Eligible for Vesting	25%	100%	200%		

For the 2020 PSUs, the three-year cumulative operating income achievement was $20 million, which fell below the threshold of $250 million; therefore no PSUs granted in 2020 were deemed earned and vested. The table below outlines the details. Mr. Habbaba is excluded from the table below because he joined the Company in 2021 and did not hold any 2020 PSUs.

	2020-2022 PSUs At Threshold, Target & Maximum			
	PSUs At Threshold	PSUs At Target	PSUs At Maximum	Total PSUs Earned
Colin Angle	10,295	41,180	82,360	0
Julie Zeiler	4,078	16,314	32,628	0
Glen Weinstein	3,020	12,082	24,164	0
Jean Jacques Blanc	3,707	14,830	29,660	0

Other Benefits and Perquisites

We also have various broad-based employee benefit plans. Our executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executive officers under these plans. We offer a 401(k) plan, which allows our U.S. employees an opportunity to invest in a wide array of funds on a pre-tax basis. The Company matches up to 3% of eligible pay ($0.50 on each dollar an employee contributes up to a maximum of 6%). In 2017, we established an employee stock purchase plan for the benefit of all of our U.S., UK and Canadian based employees. In connection with the merger with Amazon, the last offering period under the employee stock purchase program ended and our last purchase occurred on November 15, 2022. No additional offering periods have been offered since that point. We do not provide pension arrangements or post-retirement health coverage for our named executive officers or other employees. We also maintain insurance and other benefit plans for our employees. We offer no perquisites to our executive officers in the United States that are not otherwise available to all of our employees. While Mr. Blanc was living in the UK, he was provided with a car allowance, a housing allowance and a school allowance, with the housing allowance and school allowance having a tax gross-up on the imputed income, as an element of his compensation in his UK-based role in accordance with local market practice. Mr. Blanc was also provided with relocation assistance in connection with his relocation to the United States in March of 2022.

Stock Ownership Guidelines

We maintain equity ownership guidelines to further align the interests of our senior management and directors with those of our stockholders. Under the guidelines, executives are expected to hold common stock that is valued at an amount ranging from two times base salary for our senior executives to six times base salary for our chief executive officer. Our directors are also expected to hold common stock in an amount equal to six times their current annual cash retainer fee for board service.

For purposes of these guidelines, stock ownership excludes unvested equity awards as well as the value associated with any vested, but unexercised stock options. Executives and directors are expected to meet their ownership guidelines within five years of becoming subject to the guidelines. All executives and directors who have served the Company for five or more years are currently meeting their ownership targets, while those executives and directors with less than five years of service are either currently meeting or are making progress to achieve these ownership targets.

Hedging/Pledging Policy

Since 2005, we have had a written insider trading policy that applies to all of our employees, including officers, and directors. The policy, among other things, prohibits holding Company securities as collateral in a margin account, any hedging transactions, short sales, and puts/calls, and pledging of Company securities as collateral for a loan unless the pledge has been approved by the compensation and talent committee of the board of directors. To date, no such approval has been requested or given.

Executive Agreements

We have entered into executive agreements with each of our named executive officers. The executive agreements provide for severance payments equal to 50% of such officer's annual base salary at the highest annualized rate in effect during the one-year period immediately prior to termination, payable in six equal monthly installments, as well as monthly premium payments for continued health, dental and vision benefits for up to six months following termination, in the event that we terminate his or her employment other than for cause, or his or her death or disability, as each term is defined in the executive agreements. In addition, these executive agreements provide that if we experience a change in control, as defined in the executive agreements, and the employment of such officer is terminated by the Company other than for cause or his or her death or disability at any time within the period beginning on the date that is 45 days prior to the date of the public announcement of the execution of a definitive agreement for a change in control and ending on the first anniversary of the effective date of the change in control, or if such officer terminates his or her employment for good reason, as defined in the executive agreements, during the one-year period following the change in control, then all unvested equity held by such officer becomes fully-vested and immediately exercisable and such officer is entitled to severance payments equal to 200% of his or her annual base salary, at the highest annualized rate in effect during the period beginning in the year prior to the effective date of the change in control and ending on the date of termination of employment, and 200% of such officer's highest target cash incentive with respect to the year prior to the year in which the change in control occurred and ending in the year in which the officer's employment is terminated, each payable in 24 equal monthly installments, as well as monthly premium payments for continued health, dental and vision benefits for up to 24 months following termination. Receipt of the severance payments and benefits under the executive agreements is subject to the executive officer's execution of a separation agreement, including a general release of claims, in a form and of a scope reasonably acceptable to the Company and compliance with any noncompetition, inventions and/or nondisclosure obligations owed to the Company. There are no tax gross-up payable under the executive agreements or otherwise.

Clawback Policy

In 2015, the Company adopted a clawback policy that provides the board of directors discretion to reduce the amount of future compensation (both cash and equity) payable to an executive of the Company for excess proceeds from incentive compensation received by such executive due to a material restatement of financial statements. The clawback period is the three-year period following the filing of any such restated financial statements with the SEC. In light of the SEC's adoption of final clawback rules in October 2022, we intend to update our clawback policy to comply with applicable Nasdaq listing rules when such rules become effective.

Tax Deductibility of Executive Compensation

The Tax Cuts and Jobs Act of 2017, which was signed into law December 22, 2017, made a number of significant changes to Section 162(m) of the Internal Revenue of 1986, as amended (the "Code"). Section 162(m) of the Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain executive officers. While we consider tax deductibility as one factor in determining executive compensation, the compensation and talent committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes.

We believe that stockholder interests are best served if its discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses.

Risk Oversight of Compensation Programs

As part of its annual review, the compensation and talent committee determined that our compensation program for executive officers is not structured to be reasonably likely to present a material adverse risk to us based on the following factors:

- Our compensation program for executive officers is designed to provide a balanced mix of cash and equity and annual and longer-term incentives, including compensation based on the achievement of performance targets.
- The base salary portion of compensation is designed to provide a steady income regardless of our stock price performance so executives do not feel pressured to focus primarily on stock price performance to the detriment of other important business metrics.
- Our time-based RSU grants generally vest over three or four years.
- Our PSUs vest only if we achieve pre-determined significant long-term metrics designed to drive the long-term interests of our stockholders.
- PSU awards align the interests of our executive officers with the success of our business strategy.
- Maximum payout levels for cash and equity incentives are capped.
- We have adopted a clawback policy that applies to cash and equity incentive compensation.
- The compensation and talent committee engages an independent compensation consultant.
- Our executive incentive programs include multiple performance measurement periods.
- Our stock ownership guidelines align the interests of our executive officers with those of our stockholders.

Compensation Consultant Independence

Pursuant to its charter, the compensation and talent committee has the sole authority to retain, terminate, obtain advice from, oversee and compensate its outside advisors, including its compensation consultant.

The compensation and talent committee retained Pay Governance as its independent executive compensation consultant for 2022. Pay Governance reports directly to the compensation and talent committee, and the compensation and talent committee may replace Pay Governance or augment Pay Governance by hiring additional consultants at any time. Pay Governance attends meetings of the compensation and talent committee, as requested, and communicates with the chair of the compensation and talent committee between meetings; however, the committee makes all decisions regarding the compensation of the Company's executive officers.

Pay Governance provides various executive compensation services to the compensation and talent committee with respect to our executive officers and other key employees at the compensation and talent committee's request. The services Pay Governance provides include advising the compensation and talent committee on the principal aspects of the executive compensation program and evolving best practices and providing market information and analysis regarding the competitiveness of our program design and awards in relation to our performance.

The compensation and talent committee reviews the services provided by its outside consultants and believes Pay Governance is independent in providing executive compensation consulting services. The compensation and talent committee conducted a specific review of its relationship with Pay Governance, and determined Pay Governance's work for the compensation and talent committee did not raise any conflicts of interest, consistent with the guidance provided under the Dodd-Frank Act and by the SEC and Nasdaq. In making this determination, the compensation and talent considered the following factors:

- That Pay Governance did not provide any services to us or our management other than service to the compensation and talent committee (including compensation benchmarking for our senior leadership team), and their services were limited to executive compensation consulting;
- That fees paid by us to Pay Governance represented less than 1.0% of Pay Governance's total revenue for the period January 2022 through December 2022;
- Pay Governance maintains an Independence Policy that is provided to the compensation and talent committee with specific policies and procedures designed to ensure independence;
- Whether the Pay Governance consultants on our account had any business or personal relationship with members of our compensation and talent committee;
- Whether the Pay Governance consultants on our account had any business or personal relationship with our executive officers; and
- That Pay Governance's Independence Policy prohibits the consultants on our account from directly owning shares of our stock.

The compensation and talent committee continues to monitor the independence of its compensation consultant on a periodic basis.

Executive Compensation

The following table sets forth summary compensation information for our chief executive officer, chief financial officer, the three other most highly compensated executive officers serving as executive officer as of December 31, 2022:

SUMMARY COMPENSATION TABLE — 2022

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Colin Angle							
Chairman, Chief Executive Officer and Director	2022	850,000	—	5,071,127	—	9,150	5,930,277
	2021	846,154	—	5,418,537	—	8,700	6,273,391
	2020	825,000	—	3,851,977	1,506,450	9,258	6,192,685
Julie Zeiler(6)							
Executive Vice President, Chief Financial Officer	2022	500,000	—	1,381,498	—	9,150	1,890,648
	2021	488,462	—	1,477,783	—	8,700	1,974,945
	2020	382,123	—	1,526,012	410,418	9,258	2,327,811
Glen Weinstein							
Executive Vice President and Chief Legal Officer	2022	430,000	—	1,197,313	—	9,150	1,636,463
	2021	426,923	—	1,280,650	—	8,700	1,716,273
	2020	410,000	—	1,130,150	510,450	9,965	2,060,565
Jean Jacques Blanc(7)							
Executive Vice President, Chief Commercial Officer	2022	409,683	225,000	1,151,208	—	219,330	2,005,221
	2021	409,897	100,000	1,231,486	—	154,676	1,896,059
Faris Habbaba (8)							
Executive Vice President, Chief Research and Development Officer	2022	415,000	—	1,381,498	—	9,150	1,805,648
	2021	223,462	216,896	2,214,919	—	3,823	2,659,100

(1) Represents salary earned in the fiscal years presented, which covered 52 weeks for fiscal year 2022 and 2021, and 53 weeks for fiscal year 2020.

(2) The amount reported for Mr. Blanc with respect to the 2022 fiscal year represents a one-time bonus paid as part of taking on his new role as EVP, Chief Commercial Officer. This bonus was payable upon his relocation to the United States which was delayed until March 2022, given the pandemic. The amount reported for Mr. Blanc with respect to the 2021 fiscal year represents a one-time bonus paid in recognition of performing two roles over an 18-month period during the pandemic. For Mr. Habbaba, the amount reported represents a $75,000 sign-on bonus paid to him upon his hire and a guaranteed pro-rated target bonus for the 2021 fiscal year in the amount of $141,896, each payable pursuant to the terms of his employment agreement.

(3) Represents the aggregate grant date fair value for stock awards granted in the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, as applicable, in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718 ("ASC Topic 718") disregarding any estimates of service-based forfeitures. For PSUs, the value reported includes the value of the award at the grant date based upon the probable outcome of the performance conditions. The value of PSUs at the grant date assuming that the highest level of the performance condition will be achieved, for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, (as applicable), respectively, is $6,111,512, $6,502,292, and $3,851,978 for Mr. Angle; $1,388,920, $1,477,783, and $1,526,012 for Ms. Zeiler; $1,203,746, $1,280,650, $1,130,150 for Mr. Weinstein; $1,157,392 and $1,231,486 for Mr. Blanc; and $1,388,920 for Mr. Habbaba. See the information appearing in note 12 to our consolidated financial statements included as part of our Annual Report on Form 10-K.

(4)   Represents amounts paid in 2021, under the Company's SEICP for performance for the fiscal year ended January 2, 2021.

(5)   For 2022, includes the amounts set forth in the table below, including 401(k) matching contributions. The table excludes medical, group life insurance and certain other benefits received by the named executive officers in the U.S. that are available generally to all of our salaried employees. With respect to Mr. Blanc, the amounts reported in the "All Other Compensation" column include compensation paid while still working in the United Kingdom in January and February of 2022, prior to relocating to the United States. This includes a car allowance, a housing allowance and a school allowance, with a tax gross-up on the imputed income with respect to the housing and school allowance. It also includes employer pension scheme contributions and costs associated with a vacation payout as part of terminating employment in the United Kingdom. Mr. Blanc's amounts were converted to U.S. dollars using a conversion rate of £1.00 to $1.3551, which represents the average exchange rate for January and February 2022. It also includes relocation assistance, which includes airfare and expenses for moving, including temporary use of our corporate apartment prior to establishing a local residence for January and February 2022.

	401(k) Matching Contributions ($)
Colin Angle	9,150
Julie Zeiler	9,150
Glen Weinstein	9,150
Jean Jacques Blanc	9,150
Faris Habbaba	9,150

	Jean Jacques Blanc
Car Allowance ($)	1,626
Housing Allowance ($)	6,326
Tax Gross-Up on Housing Allowance ($)	5,610
School Allowance ($)	2,710
Tax Gross-Up on School Allowance ($)	2,403
Pension Scheme Contributions ($)	4,079
Vacation Payout ($)	77,924
Relocation Assistance ($)	109,502
Total ($)	210,180

(6)   Ms. Zeiler was promoted to EVP, Chief Financial Officer on May 4, 2020, and at that time her base salary increased from $307,654 to $425,000. In 2021, her salary increased from $425,000 to $500,000 in recognition of strong performance and aligning to market.

(7)   For Mr. Blanc, 2022 amounts reported in the "Salary" column and the "All Other Compensation" column are a combination of both compensation paid while in the United Kingdom ("UK") and in the United States. Amounts paid while in the UK were converted to U.S. dollars using a £1.00 to $1.3551 conversion rate (average exchange rate for January and February of 2022 before relocating to the United States) Amounts for 2021 reported in the "Salary" column and the "All Other Compensation" column were converted to U.S. dollars using a conversion rate of £1.00 to $1.3764, which represents the average exchange rate for the 2021 fiscal year.

(8)   Mr. Habbaba employment commenced on June 7, 2021, and the amount reported in the "Salary" column for 2021 represents his base salary earned in fiscal 2021.

Grants of Plan-Based Awards in 2022

The following table sets forth, for each of the named executive officers, information about grants of plan-based awards during fiscal year 2022:

GRANTS OF PLAN-BASED AWARDS — 2022

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Colin Angle	—	122,188	977,500	1,955,000	—	—	—	—	—
	3/11/2022	—	—	—	—	—	—	35,160	2,015,371
	3/11/2022	—	—	—	527	52,740	105,480	—	3,055,756
Julie Zeiler	—	46,875	375,000	750,000	—	—	—	—	—
	3/11/2022	—	—	—	—	—	—	11,986	687,038
	3/11/2022	—	—	—	119	11,986	23,972	—	694,460
Glen Weinstein	—	40,313	322,500	645,000	—	—	—	—	—
	3/11/2022	—	—	—	—	—	—	10,388	595,440
	3/11/2022	—	—	—	103	10,388	20,776	—	601,873
Jean Jacques Blanc	—	38,840	307,262	614,524	—	—	—	—	—
	3/11/2022	—	—	—	—	—	—	9,988	572,512
	3/11/2022	—	—	—	99	9,988	19,976	—	578,696
Faris Habbaba		31,125	249,000	498,000	—	—	—	—	—
	3/11/2022	—	—	—	—	—	—	11,986	687,038
	3/11/2022	—	—	—	119	11,986	23,972	—	694,460

(1) Reflects the threshold, target and maximum incentive cash payout levels established under our SEICP. However, no amounts were actually earned or paid for fiscal year 2022.

(2) Reflects the threshold, target and maximum equity incentive payout levels associated with PSUs made pursuant to our 2018 Stock Option and Incentive Plan (the "2018 Plan"), which amounts will be payable in shares of our common stock, if the performance metrics are achieved under the terms of the awards.

(3) All stock awards granted were made pursuant to our 2018 Plan.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the named executive officers, information about unexercised option awards and other unvested equity awards that were held as of December 31, 2022.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END — 2022

| | | Option Awards | | | | Equity Incentive Plan | | | |
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Colin Angle	3/11/2016	36,013	—	33.14	3/11/2023	—	—	—	—
	6/10/2016	30,950	—	37.62	6/10/2023	—	—	—	—
	3/08/2019	—	—	—	—	5,680	273,378	—	—
	3/06/2020	—	—	—	—	20,590	990,997	—	—
	3/12/2021	—	—	—	—	13,622	655,627	6,811	327,813
	3/11/2022	—	—	—	—	35,160	1,692,251	35,160	1,692,251
Julie Zeiler	3/10/2017	5,950	—	57.33	3/10/2024	—	—	—	—
	3/08/2019	—	—	—	—	255	12,273	—	—
	3/06/2020	—	—	—	—	8,156	392,548	—	—
	3/12/2021	—	—	—	—	4,644	223,516	1,548	74,505
	3/11/2022	—	—	—	—	11,986	576,886	7,990	384,559
Glen Weinstein	3/08/2019	—	—	—	—	1,249	60,114	—	—
	3/06/2020	—	—	—	—	6,040	290,705	—	—
	3/12/2021	—	—	—	—	4,024	193,675	1,341	64,542
	3/11/2022	—	—	—	—	10,388	499,974	6,925	333,300
Jean Jacques Blanc	3/11/2016	256	—	33.14	3/11/2023	—	—	—	—
	6/10/2016	380	—	37.62	6/10/2023	—	—	—	—
	3/08/2019	—	—	—	—	511	24,594	—	—
	3/06/2020	—	—	—	—	7,414	356,836	—	—
	3/12/2021	—	—	—	—	3,870	186,263	1,290	62,088
	3/11/2022	—	—	—	—	9,988	480,722	6,658	320,450
Faris Habbaba	6/11/2021	—	—	—	—	17,334	834,285	—	—
	3/11/2022	—	—	—	—	11,986	576,886	7,990	384,559

(1) Stock option grants vested over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant date, and the remainder in equal quarterly installments thereafter.

(2) RSU awards granted prior to 2022 vest over a four-year period, at a rate of twenty-five percent (25%) on each anniversary of the grant date. RSU awards granted in 2022 vest over a three-year period, with one-third (1/3) vesting on the one-year anniversary of the grant date, and the remaining two-thirds (2/3) vesting in eight equal quarterly installments over the remaining two years.

(3) Amounts disclosed in this column were calculated based on the closing price of our common stock on December 30, 2022, the last business day of the fiscal year ended December 31, 2022.

(4) PSU awards granted in 2021 will be earned and vest at the end of a three-year cumulative period. PSU awards granted in 2022 will be earned and vest at the end of one, two, and three-year performance periods. For additional information on the PSU awards, see the section above entitled "Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives."

Option Exercises and Stock Vested

The following table sets forth, for each of the named executive officers, information with respect to the exercise of stock options and the vesting of RSU awards and PSU awards during the year ended December 31, 2022.

OPTION EXERCISES AND STOCK VESTED — 2022

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(2)
Colin Angle	46,588	1,155,522	27,802	1,686,890
Julie Zeiler	—	—	6,307	378,424
Glen Weinstein	—	—	7,326	443,425
Jean Jacques Blanc	—	—	6,151	370,433
Faris Habbaba	—	—	5,779	234,107

(1) Amounts disclosed in this column were calculated based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the options in accordance with regulations promulgated under the Exchange Act.

(2) Amounts disclosed in this column were calculated based on the fair market value of the shares on the date of settlement following vesting.

Potential Benefits Upon Termination or Change in Control

Severance and Change in Control Arrangements in General

The Company has entered into executive agreements with each of the named executive officers, the terms of which are described in further detail in the "Compensation Discussion and Analysis" section above.

Cash Payments and/or Acceleration of Vesting Following Certain Termination Events

Assuming the employment of our named executive officers was terminated without cause (not in connection with a change in control) on December 31, 2022, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the table below, subject to any deferrals required under Section 409A of the Code.

	Base Salary ($)	Continuation of Health Plan Premium Payments ($)	Total ($)
Colin Angle	425,000	16,135	441,135
Julie Zeiler	250,000	11,093	261,093
Glen Weinstein	215,000	12,236	227,236
Jean Jacques Blanc	212,500	11,093	223,593
Faris Habbaba	207,500	4,079	211,579

Assuming the employment of our named executive officers was terminated by the Company without cause during the period beginning on the date that is 45 days prior to the date of the public announcement of the execution of a definitive agreement for a change in control and ending on the first anniversary of the effective date of the change in control, or such officers resigned with good reason during the one-year period following a change in control and such termination or resignation occurred on December 31, 2022, our named executive officers would be entitled to cash payments in the amounts set forth opposite their names in the below table, subject to any delay in payment required under Section 409A of the Code, and acceleration of vesting as set forth in the table below. The total amount payable to each executive officer may be subject to reduction in certain circumstances if the amount would cause the executive officer to incur an excise tax under Section 4999 of the Code. The following table provides the market value (that is, the value based upon our stock price on December 30, 2022) of RSUs or PSUs that would become exercisable or vested as a result of these acceleration events as of December 31, 2022.

Name	Base Salary ($)	Bonus ($)	Continuation of Health Plan Premium Payments ($)	Market Value of Stock Options ($)	Market Value of RSUs and PSUs ($)	Total ($)
Colin Angle	1,700,000	1,955,000	64,539	—	9,443,924	13,163,463
Julie Zeiler	1,000,000	750,000	44,372	—	2,865,323	4,659,695
Glen Weinstein	860,000	645,000	48,943	—	2,384,216	3,938,159
Jean Jacques Blanc	850,000	637,500	44,372	—	2,491,257	4,023,129
Faris Habbaba	830,000	498,000	16,315	—	1,988,058	3,332,373

2022 Pay Ratio

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the annual total compensation of our median employee (excluding our chief executive officer), the annual total compensation of our principal executive officer, Chairman of the board of directors and chief executive officer, Colin M. Angle, and the ratio of these two amounts.

In 2022, there was no change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio. Accordingly, for purposes of calculating the pay ratio set forth below, we used the same median employee we identified for purposes of our 2021 pay ratio. The Company employed 1,372 employees as of January 1, 2022, when we identified the median employee for fiscal year 2021.

In evaluating whether to re-determine the "median employee" for 2022, we concluded that changes to the employee population and employee compensation programs would not result in a significant change to the Company's pay ratio disclosure. Accordingly, we believe that we may continue to use the previously-determined "median employee." The Company employed 1,254 employees at the end of fiscal 2022 (December 31, 2022).

A Consistently Applied Compensation Measure was used to identify the median employee based on the sum of base pay/regular wages, overtime, bonus, commissions and equity grant date fair value. The Company elected to include bonus payments and equity awards given the broad participation rates in these programs across the employee population. Annualized salary rates for full-time employees and hourly pay rates and actual hours worked were used as reasonable estimates of salary/wages.

Using the compiled data, the Company determined that the 2022 annual total compensation of our median employee as of December 31, 2022 was $124,671 and Mr. Angle's annual total compensation for 2022 was $5,930,277, both of which were calculated in accordance with Item 402(c) of Regulation S-K. The ratio of these amounts was 48:1.

Pay Versus Performance

The following table shows the total compensation of our principal executive officer ("PEO") and, on an average basis, our other named executive officers for the past three fiscal years as set forth in the Summary Compensation Table, the "compensation actually paid," calculated in accordance with Item 402(v) of Regulation S-K, to our PEO and, on an average basis, our other NEOs, our TSR, the TSR of our 2022 peer group used for compensation benchmarking over the same period, our net income, and Company-Selected Measure, which is the Company's TSR relative to the Index, calculated in the manner as for the PSUs granted to the NEOs in 2022. To further help understand the TSR relationship, we have included supplemental disclosure showing percentile rank as a parenthetical vs. the Index constituents.

Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO (1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (1)(3)(4)	Value of Initial Fixed $100		Net Income (dollars in thousands)	Relative TSR vs. Russell 2000 Index (6)
					Company TSR	Peer Group TSR (5)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$5,930,277	$ 3,742,696	$1,834,495	$1,238,722	$ 95.06	$ 93.83	$ (286,295)	(13)% (~P43)
2021	$6,273,391	$ (3,096,075)	$2,061,594	$ (424,081)	$ 130.12	$ 173.33	$ 30,390	(33)% (~P25)
2020	$6,192,685	$14,450,419	$1,701,843	$3,441,952	$ 158.58	$ 176.01	$ 147,068	51 % (~P87)

1. SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine "compensation actually paid" as reported in the Pay Versus Performance Table. Compensation actually paid does not necessarily represent cash and/or equity value transferred to the applicable named executive officer without restriction, but rather is a value calculated in accordance with Item 402(v) of Regulation S-K.

2. The following tables show the adjustments made to our PEO's total compensation as reported in the Summary Compensation Table to calculate "compensation actually paid" for each fiscal year:

PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation

Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total	Additions to Summary Compensation Table Total	Compensation Actually Paid
2022	$ 5,930,277	$ (5,923,915)	$ 3,736,334	$ 3,742,696
2021	$ 6,273,391	$ (12,744,963)	$ 3,375,498	$ (3,096,075)
2020	$ 6,192,685	$ (4,396,024)	$ 12,653,758	$ 14,450,419

The table below further details the adjustments made to the PEO's Summary Compensation Table totals to determine "compensation actually paid" for the PEO:

PEO		2022		2021		2020
Summary Compensation Table ("SCT") Total	$	5,930,277	$	6,273,391	$	6,192,685
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT	$	(5,071,127)	$	(5,418,537)	$	(3,851,977)
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	$	—	$	—	$	—
Increase in Fair Value of Awards Granted During Year that Remain Unvested as of Year-End	$	3,736,334	$	1,196,578	$	9,919,027
Increase in Fair Value of Awards Granted During Year that Vested During Year	$	—	$	—	$	—
Increase/Decrease in Fair Value from Prior Year-End to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	$	(708,083)	$	(7,326,426)	$	2,734,731
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	$	(144,705)	$	2,178,919	$	(544,047)
Deduction of Fair Value of Awards Granted Prior to Year that were Forfeited During the Year	$	—	$	—	$	—
Increase Based Upon Incremental Fair Value of Awards Modified During Year	$	—	$	—	$	—
Increase Based on Dividends or other Earnings Paid During Year Prior to Vesting Date of Award	$	—	$	—	$	—
Total Additions	$	3,736,334	$	3,375,498	$	12,653,758
Total Deductions	$	(5,923,915)	$	(12,744,963)	$	(4,396,024)
Total Adjustments	$	(2,187,581)	$	(9,369,466)	$	8,257,734
Compensation Actually Paid	$	3,742,696	$	(3,096,075)	$	14,450,419

3. Amounts represent average total compensation reported in the Summary Compensation Table and average "compensation actually paid" to our named executive officers (excluding our PEO) for the relevant fiscal year, which includes the individuals indicated in the table below for each fiscal year:

Year	Non-PEO NEO's
2022	Julie Zeiler, Glen Weinstein, Jean Jacques Blanc, and Faris Habbaba
2021	Julie Zeiler, Glen Weinstein, Jean Jacques Blanc, and Faris Habbaba
2020	Julie Zeiler, Alison Dean, Glen Weinstein, Tim Saeger, Keith Hartsfield, and Russell Campanello

4. The following tables shows the adjustments made to the average Summary Compensation Table totals of our named executive officers (excluding our PEO) as reported in the Summary Compensation Table to calculate "compensation actually paid" for each fiscal year:

Year		Summary Compensation Table Total		Deductions from Summary Compensation Table Total		Additions to Summary Compensation Table Total		Compensation Actually Paid
2022	$	1,834,495	$	(1,559,090)	$	963,316	$	1,238,722
2021	$	2,061,594	$	(3,410,738)	$	925,062	$	(424,081)
2020	$	1,701,843	$	(1,005,287)	$	2,745,396	$	3,441,952

The table below further details the adjustments to determine the average "compensation actually paid" to our named executive officers (excluding our PEO):

Average of Named Executive Officers Excluding the PEO	2022	2021	2020
Summary Compensation Table ("SCT") Total	$ 1,834,495	$ 2,061,594	$ 1,701,843
Deduction for Amounts Reported Under the "Stock Awards" Column in the SCT	$ (1,277,879)	$ (1,551,209)	$ (879,042)
Deduction for Amounts Reported Under the "Option Awards" Column in the SCT	$ —	$ —	$ —
Increase in Fair Value of Awards Granted During Year that Remain Unvested as of Year-End	$ 963,316	$ 656,017	$ 2,263,576
Increase in Fair Value of Awards Granted During Year that Vested During Year	$ —	$ —	$ —
Increase/Decrease in Fair Value from Prior Year-end to Current Year-End of Awards Granted Prior to Year that were Outstanding and Unvested as of Year-End	$ (216,785)	$ (1,859,528)	$ 415,362
Increase/Decrease in Fair Value from Prior Year-End to Vesting Date of Awards Granted Prior to Year that Vested During Year	$ (64,425)	$ 269,045	$ (30,359)
Deduction of Fair Value of Awards Granted Prior to Year that were Forfeited During the Year	$ —	$ —	$ (95,886)
Increase Based Upon Incremental Fair Value of Awards Modified During Year	$ —	$ —	$ 66,458
Increase Based on Dividends or other Earnings Paid During Year Prior to Vesting Date of Award	$ —	$ —	$ —
Total Additions	$ 963,316	$ 925,062	$ 2,745,396
Total Deductions	$ (1,559,090)	$ (3,410,738)	$ (1,005,287)
Total Adjustments	$ (595,773)	$ (2,485,675)	$ 1,740,109
Compensation Actually Paid	$ 1,238,722	$ (424,081)	$ 3,441,952

5. We used the 2022 peer group used for compensation benchmarking purposes to illustrate the value of initial fixed $100 investment.

    As of December 31, 2022, there were fifteen companies in our 2022 peer group used for compensation benchmarking purposes, which are: 3D Systems Corporation, Alarm.com Holdings, Inc., Azenta Inc., Coherent Corp., Dolby Laboratories, Inc., Faro Technologies, Inc., Garmin Ltd., GoPro, Inc., Logitech International S.A., NETGEAR, Inc., Novanta Inc., Roku, Inc., Sonos, Inc., Trimble Inc. and Universal Electronics Inc. For these purposes, we removed Poly (Plantronics, Inc.) from the 2022 peer group disclosed in the CD&A as they were acquired by Hewlett Packard on August 29, 2022.

6. Relative TSR is defined as the percentage by which our TSR is greater than or less than the Russell 2000 Index. While we consider numerous financial and non-financial performance measures for the purpose of evaluating and determining executive compensation, we consider relative TSR against the Index (which is the primary measure used to determine for the number of PSUs earned for purposes of the 2022 PSU awards) to be the most important performance measure used by the Company to link compensation actually paid to the named executive officers for fiscal year 2022 to Company performance.

Narrative to Relationship Between "Compensation Actually Paid" and Performance Measures

We use a mix of performance measures in our annual and long-term incentive programs to align executive pay with Company performance. Our named executive officers' target total compensation is heavily weighted towards short and long-term performance with performance goals aligned with stockholders' interest. We believe the Pay Versus Performance tables show the alignment between compensation actually paid to the named executive officers and the Company's performance, consistent with our compensation philosophy as described in our CD&A on page 32. Specifically, a large portion of the named executive officers' compensation for 2022 was earned based on relative TSR against the Index and as such the PEO and non-PEO named executive officers' "compensation actually paid" each year was generally aligned with our relative TSR performance and increased when our relative TSR performance increased but declined when our relative TSR performance declined. Our revenue and operating income performance over the period also generally align with compensation actually paid.

As shown in the Pay Versus Performance table, the Company's net income has decreased while the PEO and other named executive officers' compensation actually paid declined significantly in 2021 from 2020 with some recovery in 2022. This is due in large part to the significant emphasis the Company places on equity incentives, which are sensitive to changes in stock price. The Company does not use net income to determine compensation levels or incentive plan payouts.

As outlined in our CD&A on page 35 we do not have any true consumer robotic peer companies that are publicly traded. The pandemic created some volatility within our peer group's TSR and while our TSR performance was behind the peer group the end of 2020 and 2021, our TSR recovered at the end of 2022. This performance generally aligned well with compensation actually paid to our named executive officers.

COMPARISON OF 3 YEAR CUMULATIVE TOTAL RETURN*#
Among iRobot Corporation and a Peer Group



*$100 invested on 12/31/2019 in stock or index, including reinvestment dividends
#Fiscal year end December 31.

	12/19	12/20	12/21	12/22
iRobot Corporation	100.00	158.58	130.12	95.06
Peer Group	100.00	176.01	173.33	93.83

As required by SEC rules, the three performance measures listed below represent the most important metrics we used to link "compensation actually paid" to Company performance. As further explanation of how these performance metrics are used to determine each named executive officer's compensation is described in our Compensation Discussion and Analysis within the sections titled "Cash Incentive Compensation" and "Long-Term Incentives."

Most Important Performance Measures

- Relative Total Shareholder Return
- Non-GAAP Operating Income(1)
- Revenue

(1)   When reconciling to GAAP operating income, non-GAAP operating income reflects adjustments for amortization of acquired tangible assets, stock-based compensation, tariff refunds, net merger, acquisition, and divestiture expense (income), IP litigation expense, and restructuring/other.

To further show the alignment of pay and performance, we have shown our PEO's realizable pay over the past three years to supplement the Pay Versus Performance table. This shows a similar story to compensation actually paid, where pay has fallen below target when we fall short of compensatory performance goals.

CEO Target Compensation vs. Realizable Value



2022 Target Compensation
Realizable Value at 12/31/2022
2021 Target Compensation
Realizable Value at 12/31/2021
2020 Target Compensation
Realizable Value at 12/31/2020
$0
$2,000,000
$4,000,000
$6,000,000
$8,000,000
$10,000,000

	2022 Target Compensation	Realizable Value at 12/31/2022	2021 Target Compensation	Realizable Value at 12/31/2021	2020 Target Compensation	Realizable Value at 12/31/2020
Base	$850,000	$850,000	$846,154	$846,154	$825,000	$825,000
Bonus	$977,500	$0	$977,500	$0	$907,500	$1,506,450
Stock Grant	$5,071,127	$3,736,334	$5,418,537	$2,991,479	$3,851,978	$6,612,684

Average NEO (excluding CEO) Target Compensation vs. Realizable Value



2022 Target Compensation
Realizable Value at 12/31/2022
2021 Target Compensation
Realizable Value at 12/31/2021
2020 Target Compensation
Realizable Value at 12/31/2020
$0
$500,000
$1,000,000
$1,500,000
$2,000,000
$2,500,000

	2022 Target Compensation	Realizable Value at 12/31/2022	2021 Target Compensation	Realizable Value at 12/31/2021	2020 Target Compensation	Realizable Value at 12/31/2020
Base	$438,671	$438,671	$387,186	$387,186	$379,457	$379,457
Bonus	$313,441	$0	$287,530	$35,474	$285,790	$363,745
Stock Grant	$1,277,879	$963,276	$1,551,209	$931,362	$879,042	$1,509,050

Director Compensation

In connection with our efforts to attract and retain highly qualified individuals to serve on our board of directors, we maintain a cash and equity compensation policy for our non-employee members of our board of directors. In fiscal year 2022, each non-employee member of our board of directors was entitled to the following cash compensation:

Annual retainer for board membership	$ 55,000
Annual retainer for lead independent director	$ 25,000
Audit Committee	
Annual retainer for committee membership	$ 12,500
Additional retainer for committee chair	$ 12,500
Compensation and Talent Committee	
Annual retainer for committee membership	$ 10,000
Additional retainer for committee chair	$ 10,000
Nominating and Corporate Governance Committee	
Annual retainer for committee membership	$ 5,000
Additional retainer for committee chair	$ 5,000

Members of the *ad hoc* transaction committee do not receive fees for service on such committee.

Pursuant to our Non-Employee Directors' Deferred Compensation Program, each non-employee director may elect in advance to defer the receipt of these cash fees. During the deferral period, the cash fees will be deemed invested in stock units. The deferred compensation will be settled in shares of our common stock upon the termination of service of the director or such other time as may have been previously elected by the director. The shares will be issued from our 2018 Plan or a subsequent stock option and incentive plan approved by our stockholders.

In 2022, each of our non-employee members of our board of directors was entitled to the following equity compensation:

> At the end of the tenth week of the fiscal quarter in which our annual meeting of stockholders occurs, each re-elected non-employee director receives a grant of RSUs having a fair market value of $200,000, which vests in full on the first anniversary of such grant.

All of our directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

Compensation

The following table provides compensation information for the fiscal year ended December 31, 2022, for each non-employee member of our board of directors. The table excludes Mr. Angle, who is a named executive officer of the Company and did not receive any additional compensation for his service as director in 2022.

DIRECTOR COMPENSATION TABLE — 2022

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Mohamad Ali	76,058	199,998	276,056
Michael Bell(2)	32,500	—	32,500
Deborah Ellinger	65,000	199,998	264,998
Karen Golz	74,952	199,998	274,950
Dr. Ruey-Bin Kao	65,000	199,998	264,998
Eva Manolis	73,462	199,998	273,460
Andrew Miller	89,471	199,998	289,469
Michelle Stacy	77,981	199,998	277,979

(1) Represents the grant date fair value of RSUs awarded in the fiscal year ended December 31, 2022 in accordance with ASC Topic 718 disregarding any estimates of forfeitures. The grant date fair value is the fair market value of our common stock on the date of grant multiplied by the number of shares of common stock underlying such RSU award.

(2) Mr. Bell's term expired on the board on May 27, 2022 at the annual meeting of stockholders

The non-employee members of our board of directors who held such position on December 31, 2022, held the following aggregate number of unvested RSUs as of such date:

Name	Number of Unvested Restricted Stock Units
Mohamad Ali	4,937
Deborah Ellinger	4,937
Karen Golz	4,937
Dr. Ruey-Bin Kao	4,937
Eva Manolis	4,937
Andrew Miller	4,937
Michelle Stacy	4,937

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 regarding shares of common stock that may be issued under our equity compensation plans, consisting of the iRobot Corporation 2005 Stock Option and Incentive Plan, as amended, the Evolution Robotics, Inc. 2007 Stock Plan, the iRobot Corporation 2015 Stock Option and Incentive Plan (the "2015 Plan") and the 2018 Plan. We have no equity compensation plans that were not approved by security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, units and rights (a)	Weighted average exercise price of outstanding options, units and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))(c)
Equity compensation plans approved by security holders	1,578,430(1)	$37.81	1,394,174(2)
Equity compensation plans not approved by security holders	—	—	—
Total	**1,578,430**	**$37.81**	**1,394,174**

(1) Includes 78,148 shares of common stock issuable upon the exercise of outstanding options, 1,133,100 shares of common stock issuable upon the vesting of RSUs, and 367,182 shares of common stock issuable upon the vesting of PSUs if specified performance metrics are achieved at target levels.

(2) As of December 31, 2022, there were no shares available for grants under the 2005 Stock Option and Incentive Plan, as amended, the Evolution Robotics, Inc. 2007 Stock Plan or the 2015 Plan. As of December 31, 2022, there were 1,394,174 shares available under the 2018 Plan.

Transactions with Related Persons

In 2022, there was no transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Our board of directors has adopted a written related party transaction approval policy, which sets forth our policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the SEC. Our policy with regard to related party transactions is that all related party transactions are to be reviewed by our general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the nominating and corporate governance committee, both or neither.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the board of directors has retained PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm, to serve as independent registered public accountants for our 2023 fiscal year. PwC has served as our independent registered public accounting firm since 1999. The Company is asking stockholders to ratify the selection by the audit committee of the board of directors of PwC as our independent auditors for the 2023 fiscal year. Although ratification by the stockholders is not required by law, the board of directors has determined that it is desirable to request approval of this selection by the stockholders as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment of PwC, the audit committee will consider this factor when making any determinations regarding PwC.

Independence and Quality

As provided in the audit committee charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each year, the audit committee considers whether to retain PwC and whether such service continues to be in the best interests of the Company and our stockholders. Among other things, the audit committee considers:

- the quality and scope of the audit;
- the independence of PwC;
- the performance of the lead engagement partner, the number of people staffed on the engagement team, and the quality of the engagement team, including the quality of the audit committee's ongoing communications with and the capability and expertise of the team;
- PwC's tenure as our independent auditor and its familiarity with our global operations and business, accounting policies and practices, and internal controls over financial reporting; and
- external data relating to audit quality and performance, including recent PCAOB inspection reports available for PwC.

Based on this evaluation, the members of the audit committee and the board of directors believe that PwC is independent and that it is in the best interests of the Company and its stockholders to retain PwC to serve as its independent auditors for the fiscal year 2023.

The audit committee is also responsible for selecting the lead engagement partner. The rules of the SEC and PwC's policies require mandatory rotation of the lead engagement partner every five years. In 2021, the audit committee selected a new lead engagement partner to begin in the 2022 fiscal year. During 2021, the audit committee, including the chair of the audit committee, were directly involved in the selection of the new lead engagement partner. The process for selecting a new lead engagement partner was fulsome and allowed for thoughtful consideration of multiple candidates, each of whom met a list of specified criteria. The process included discussions between the chair of the audit committee and PwC as to all of the final candidates under consideration for the position, meetings with the full audit committee and management, and robust interviews with the final candidates.

Pre-Approval of Audit and Non-audit Services

The audit committee has implemented procedures under our audit committee pre-approval policy for audit and non-audit services (the "Pre-Approval Policy") to ensure that all audit and permitted non-audit services to be provided to us have been pre-approved by the audit committee. Specifically, the audit committee pre-approves the use of PwC for specified audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the audit committee before it may be provided by PwC. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the audit committee. For additional information concerning the audit committee and its activities with PwC, see "The Board of Directors and Its Committees" and "Report of the Audit Committee of the Board of Directors."

Representatives of PwC attended all of the standard audit committee meetings in 2022. We expect that a representative of PwC will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers LLP Fees

The following table shows the aggregate fees for professional services rendered by PwC to us during the fiscal years ended December 31, 2022 and January 1, 2022.

	2022	2021
Audit Fees	$ 2,243,626	$ 1,800,642
Audit-Related Fees	—	113,700
Tax Fees	91,833	338,997
All Other Fees	100,356	—
Total	$ 2,435,815	$ 2,253,339

Audit Fees

Audit Fees for both years consist of fees for professional services associated with the annual consolidated financial statements audit, statutory filings, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Consists of fees associated with services related to review of accounting for significant transactions and other services that were reasonably related to the performance of audits or reviews of our financial statements and were not reported above under "Audit Fees."

Tax Fees

Tax Fees consist of fees for professional services rendered for assistance with federal, state, local and international tax planning and compliance.

All Other Fees

All other fees include licenses to technical accounting research software and fees associated with services to perform an assessment of compliance with global privacy laws. The audit committee has determined that the provision of services described above to us by PwC is compatible with maintaining their independence.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP AS IROBOT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023.

PROPOSAL 3

NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act, we are providing our stockholders with the opportunity to vote on a non-binding, advisory resolution approving the named executive officers' compensation described herein. This proposal, known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their views on our named executive officers' compensation. At our 2017 annual meeting of stockholders, our stockholders voted, on a non-binding, advisory basis, for the Company to hold future say-on-pay votes on an annual basis. In accordance with the advisory vote by our stockholders, we hold a non-binding, advisory vote on the compensation of our named executive officers every year.

This vote is not intended to address any specific item of compensation or the compensation of any particular officer, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices, as discussed in this Proxy Statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at our annual meeting of stockholders:

"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis, compensation tables and related narrative discussion."

Before you vote, we recommend that you read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details on the Company's executive compensation programs and philosophy.

This vote is advisory, and therefore not binding on the Company, the compensation and talent committee or our board of directors. However, our board of directors and our compensation and talent committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering future compensation decisions for our named executive officers.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 4

NON-BINDING, ADVISORY VOTE ON THE FREQUENCY OF FUTURE NON-BINDING, ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A(a)(2) of the Exchange Act enables stockholders to vote, on a non-binding, advisory basis, on how frequently our Company will submit "say-on-pay" proposals, similar to Proposal 3, to stockholders in the future. Under Section 14A(a)(2), generally, each public company must submit this proposal to its stockholders not less than once every six years, and this proposal was last submitted to our Company's stockholders at the 2017 annual meeting of stockholders. Stockholders may choose to recommend that future say-on-pay proposals be held (i) every year ("1 YEAR" on the proxy card), (ii) every two years ("2 YEARS" on the proxy card) or (iii) every three years ("3 YEARS" on the proxy card). In addition, stockholders may choose to abstain from voting on this proposal.

Our board of directors believes that submitting a non-binding, advisory say-on-pay resolution to stockholders every year is the most appropriate alternative for the Company, and this alternative received the majority of the votes cast at our Company's 2017 annual meeting of stockholders. The primary focus of the disclosure of the compensation of our named executive officers required to be included in our Company's proxy statements is compensation granted in or for the prior fiscal year. Accordingly, an annual say-on-pay resolution will continue to complement the annual focus of our proxy statement disclosure and provide our Company with the most timely feedback of the three frequency options. This feedback may then be considered by the compensation and talent committee in its annual decision-making process. Additionally, the administrative process of submitting a non-binding, advisory say-on-pay resolution to stockholders on an annual basis is not expected to impose any substantial additional costs on our Company.

This vote is advisory, and therefore not binding on the Company, the compensation and talent committee or our board of directors. However, our board of directors and our compensation and talent committee value the opinions of our stockholders and intend to take into account the outcome of the vote when considering the frequency of future non-binding, advisory votes on the compensation of our named executive officers.

Recommendation of the Board:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE, ON A NON-BINDING, ADVISORY BASIS, FOR EVERY YEAR ("1 YEAR" ON THE PROXY CARD) AS THE FREQUENCY FOR FUTURE NON-BINDING, ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of March 11, 2023: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of common stock; (ii) by each director or nominee of the Company; (iii) by each named executive officer of the Company; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted below, the address of each person listed on the table is c/o iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	4,679,984	17.03%
The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	2,934,514	10.68%
PRIMECAP Management Company(5) 177 E. Colorado Blvd., 11th Floor Pasadena, CA 91105	1,930,653	7.03%
Alpine Associates Management Inc.(6) 574 Sylvan Avenue, Suite 100 Englewood Cliffs, NJ 07632	1,501,100	5.46%
Colin Angle(7)	309,494	1.12%
Mohamad Ali	20,441	*
Deborah Ellinger	21,016	*
Karen Golz	1,348	*
Dr. Ruey-Bin Kao	7,068	*
Andrew Miller	7,165	*
Eva Manolis	6,776	*
Michelle Stacy	15,520	*
Jean Jacques Blanc(8)	16,613	*
Faris Habbaba	9,238	*
Glen Weinstein(9)	37,144	*
Julie Zeiler(10)	25,961	*
All executive officers, directors and nominees as a group (13 individuals)(11)	512,546	1.86%

*   Represents less than 1% of the outstanding common stock.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the SEC, the number of shares of common stock deemed outstanding includes (i) shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 11, 2023 and (ii) shares issuable pursuant to restricted stock units held by the respective person or group that vest within 60 days of March 11, 2023.

(2)   Applicable percentage of ownership as of March 11, 2023 is based upon 27,475,375 shares of common stock outstanding.

(3)   BlackRock, Inc. has sole voting power with respect to 4,629,282 shares and sole dispositive power with respect to 4,679,984 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. This information has been obtained from a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2023.

(4)   The Vanguard Group has sole voting power with respect to 0 shares, shared voting power with respect to 42,331 shares, sole dispositive power with respect to 2,866,376 shares and shared dispositive power with respect to 68,138 shares. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355. This information has been obtained from a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023.

(5)   The address of PRIMECAP Management Company is 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105. This information has been obtained from a Schedule 13G/A filed by PRIMECAP Management Company with the SEC on February 9, 2023.

(6)   The address of Alpine Associates Management Inc. is 574 Sylvan Avenue, Suite 100, Englewood Cliffs, NJ 07632. This information has been obtained from a Schedule 13G filed by Alpine Associates Management Inc. with the SEC on February 10, 2023.

(7)   Includes 30,950 shares issuable upon exercise of stock options and 4,541 shares issuable upon vesting of restricted stock units.

(8)   Includes 380 shares issuable upon exercise of stock options and 1,290 shares issuable upon vesting of restricted stock units.

(9)   Includes 1,342 shares issuable upon vesting of restricted stock units.

(10)   Includes 5,950 shares issuable upon exercise of stock options and 1,548 shares issuable upon vesting of restricted stock units.

(11)   Includes 37,280 shares issuable upon exercise of stock options and 9,959 shares issuable upon vesting of restricted stock units.

ADDITIONAL INFORMATION

Other Matters

The board of directors knows of no other matters to be brought before the annual meeting. If any other matters are properly brought before the annual meeting, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment on such matters, under applicable laws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Brokers with account holders who are Company stockholders may be "householding" our proxy materials. A single Notice or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or the Company that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice or other proxy materials, you may (1) notify your broker, (2) direct your written request to: iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary or (3) contact our Investor Relations department by telephone at (781) 430-3003. Stockholders who currently receive multiple copies of the Notice or other proxy materials at their address and would like to request "householding" of their communications should contact their broker. In addition, the Company will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and Proxy Statement to a stockholder at a shared address to which a single copy of the documents was delivered.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the Proxy Statement to be furnished to all stockholders entitled to vote at our 2024 annual meeting of stockholders, pursuant to Rule 14a-8 promulgated under the Exchange Act by the SEC, must be received at the Company's principal executive offices not later than December 12, 2023. Stockholders who meet the applicable eligibility requirements under the proxy access provision of our by-laws and wish to include nominees for our board of directors in the Company's Proxy Statement for the 2024 annual meeting, or stockholders who wish to make a proposal at the 2024 annual meeting (other than a proposal made pursuant to Rule 14a-8 or pursuant to the proxy access provision of our by-laws), must in each case notify us between January 27, 2024 and February 26, 2024. If a stockholder who wishes to present a proposal fails to notify us by February 26, 2024 and such proposal is brought before the 2024 annual meeting, then under the SEC's proxy rules, the proxies solicited by management with respect to the 2024 annual meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 27, 2024. In order to curtail controversy as to the date on which we received a proposal, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested, to iRobot Corporation, 8 Crosby Drive, Bedford, Massachusetts 01730, Attention: Secretary. We also encourage you to submit any such proposals via email to glen@irobot.com.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such persons are required by regulations of the SEC to furnish us with copies of all such filings. Based solely on our review of copies of such filings we believe that all such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 31, 2022, except for the following: a delinquent Form 4 filed by Mr. Angle on May 26, 2022 relating to the exercise of 23,350 shares subject to a stock option and the sale of 23,350 shares of common stock on May 23, 2022.

EXPENSES AND SOLICITATION

The Company will pay all costs of soliciting these proxies. In addition, some of our officers and employees may solicit proxies by telephone or in person. We will reimburse brokers for the expenses they incur in forwarding the proxy materials to you. We may also retain an independent proxy solicitation firm to assist in the solicitation of proxies.

TOTAL STOCKHOLDER RETURN

The graph below matches the cumulative Five-Year total return of holders of iRobot Corporation's common stock with the cumulative total returns of the Nasdaq Composite index and two customized peer groups of fifteen companies (2021 Peer Group and 2022 Peer Group) detailed below. The 2021 and 2022 Peer Groups share fourteen of the same companies but the 2022 Peer Group was updated to match the Compensation Peer Group by replacing Ubiquiti Inc. with Alarm.com Holdings, Inc. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, in the designated index and in each of the peer groups on 12/31/2017 and its relative performance is tracked through 12/31/2022.

2021 Peer Group: There are fifteen companies included in the Company's 2021 customized peer group which are: 3D Systems Corporation, Azenta Inc., Coherent Corp., Dolby Laboratories, Inc., Faro Technologies, Inc., Garmin Ltd., GoPro, Inc., Logitech International S.A., NETGEAR, Inc., Novanta Inc., Roku, Inc., Sonos, Inc., Trimble Inc., Ubiquiti Inc. and Universal Electronics Inc.

2022 Peer Group: The fifteen companies included in the Company's 2022 customized peer group are: 3D Systems Corporation, Alarm.com Holdings, Inc., Azenta Inc., Coherent Corp., Dolby Laboratories, Inc., Faro Technologies, Inc., Garmin Ltd., GoPro, Inc., Logitech International S.A., NETGEAR, Inc., Novanta Inc., Roku, Inc., Sonos, Inc., Trimble Inc. and Universal Electronics Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL STOCKHOLDER RETURN*
Among iRobot Corporation, the Nasdaq Composite Index,
2021 Peer Group and 2022 Peer Group



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

	12/17	12/18	12/19	12/20	12/21	12/22
iRobot Corporation	100.00	109.18	66.01	104.68	85.89	62.75
Nasdaq Composite	100.00	97.16	132.81	192.47	235.15	158.65
2021 Peer Group	100.00	96.22	156.44	266.85	268.07	156.70
2022 Peer Group	100.00	92.86	143.30	252.22	248.38	134.45

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file no. 001-36414

iROBOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**77-0259335**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

8 Crosby Drive
Bedford, MA 01730
(Address of principal executive offices, including zip code)

(781) 430-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	IRBT	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check-mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check-mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the Common Stock held by nonaffiliates of the registrant was approximately $1.0 billion based on the last reported sale of the Common Stock on The Nasdaq Global Select Market on July 2, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

As of January 27, 2023, there were 27,423,694 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2022. Portions of such Proxy Statement are incorporated by reference into Part III of this Form 10-K.

iROBOT CORPORATION

ANNUAL REPORT ON FORM 10-K

Year Ended December 31, 2022

TABLE OF CONTENTS

ITEM 1. *BUSINESS*

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and objectives of management for future operations, and plans for product development, launches and manufacturing, ability to address consumer needs, expansion of our addressable market and connected consumer base, factors for differentiation of our products, our competition, our market position, market acceptance of our products, seasonal factors, the impact of promotional activity and tariffs, efforts to refine value proposition and related results, efforts to mitigate supply chain challenges, plans for the production of robots, strategic alliances and product integration plans are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss certain of these risks in greater detail in the "Risk Factors" section and elsewhere in this Annual Report. Also, these forward-looking statements speak only as of the date of this Annual Report, and we have no plans to update our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report. We caution readers not to place undue reliance upon any such forward-looking statements.

iRobot and its stylized logo, Roomba, Roomba Combo, Clean Base, iRobot OS, iRobot Genius Home Intelligence, NorthStar, Create, Clean Map, iAdapt, Home Base, Looj, Braava, Braava jet, AeroForce, AllergenLock, Better Together, PerfectEdge, P.O.O.P. Pet Owner Official Promise, Corners. Edges. And the Details in Between., Imprint, Mirra, Root, Terra, vSLAM and Virtual Wall are trademarks of iRobot Corporation (together with its subsidiaries, "iRobot", the "Company", "we", "us" or "our").

Overview

iRobot is a leading global consumer robot company that designs and builds robots that empower people to do more. With over 30 years of artificial intelligence ("AI") and advanced robotics experience, we are focused on building thoughtful robots and developing intelligent home innovations that help make life better for millions of people around the world. iRobot's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation, human-robot interaction and physical solutions. Leveraging this portfolio, we plan to add new capabilities and expand our offerings to help consumers make their homes easier to maintain, more efficient, more secure and healthier places to live.

Since our founding in 1990, we have developed the expertise necessary to design, build, sell and support durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Following the introduction of the Roomba robotic vacuum cleaner ("RVC") in 2002, we have sold nearly 50 million consumer robots worldwide to become a global, market-leading consumer robotics innovator with a strong presence in a number of major geographic regions worldwide. Our core technologies serve as reusable building blocks that we adapt and expand to create next-generation robotic platforms. We believe that this approach accelerates the time to market while also reducing the costs, time and other risks associated with product development. These capabilities are amplified by iRobot OS, an evolution of our Genius Home Intelligence platform. The software intelligence of iRobot OS powers our portfolio of connected robotic floor care products, enabling an ever-expanding range of new features and thoughtful digital experiences that improve overall cleaning performance, personalization and control. By leveraging our considerable expertise and ongoing investment in AI, home understanding and machine vision technologies, iRobot OS provides consumers with greater control over where, when and how our robots work, simple integration with other smart home devices, thoughtful recommendations to further enhance the cleaning experience, and the ability to share and transfer home knowledge across multiple iRobot robots. We believe that the capabilities within iRobot OS will support our long-term vision of building out a larger ecosystem that encompasses a broader range of adjacent robotic and smart home categories. We believe that our significant expertise in robot design, engineering, and smart home technologies and targeted focus on understanding and addressing consumer needs, positions us well to expand our total addressable market and capitalize on the anticipated growth in a wider range of robotic and smart home categories.

Merger Agreement

On August 4, 2022, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Amazon.com, Inc., a Delaware corporation ("Parent" or "Amazon") and Martin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, each share of common stock of the Company, par value $0.01 per share ("Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") (subject to certain exceptions, including shares of

Common Stock owned by the Company, Merger Sub, Parent or any of their respective direct or indirect wholly owned subsidiaries and shares of Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will, at the Effective Time, automatically be cancelled and converted into the right to receive $61.00 in cash, without interest and subject to applicable withholding taxes. If the Merger is consummated, the Company's Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934.

2022 Financial Performance

Our total revenue for fiscal 2022 was $1,183.4 million, declining 24.4% from revenue of $1,565.0 million in fiscal 2021. Geographically, domestic revenue declined by $139.1 million, or 18.4%, and international revenue declined by $242.5 million, or 29.9%. Entering 2022, we were focused on further expanding our business by addressing a range of supply chain challenges that constrained our financial performance in 2021. Although we made considerable progress in addressing those supply chain challenges, market conditions in our two largest regions, North America and EMEA, eroded considerably over the course of 2022. In North America, consumer spending was impacted by high inflation, rising energy costs and slowing growth while consumer spending across EMEA was affected by the combination of a recessionary climate in many European countries and geopolitical instability, highlighted by the Russia-Ukraine war. These macroeconomic trends resulted in lower overall category demand and order reductions, delays and cancellations from retailers and distributors in those two regions. While we took actions in August 2022 to better align our spending with lower revenue levels, the magnitude of the revenue decrease resulted in a significant operating loss in 2022.

Strategy & 2022 Highlights



Our strategy to improve our near-term financial performance and ultimately drive sustainable, profitable growth over the long term remains focused on four concepts: innovate, get, keep and grow – all of which is enabled by our talent, operational excellence and an expansive range of data and insights about our products and the consumers who purchase them.

- Innovate: We are focused on maintaining our RVC category leadership by continuing to fund innovation. We typically deliver new, high-value functionality and features in our newest products. We also focus on cost-optimizing our innovations in ways that extend those capabilities across our portfolio. In addition to continuing to advance beautifully designed, high-performance hardware platforms, our investments in research and development also support ongoing advances in our iRobot OS platform by leveraging our extensive AI, home understanding and machine vision capabilities. We believe that software intelligence will be increasingly critical for differentiating our floor cleaning robots and other home innovations. During 2022, we delivered several important new innovations while also taking steps to protect our innovations:

    ◦ We launched two upgrades to our iRobot OS platform, delivering new features and digital experiences across our entire portfolio of WiFi-connected floor cleaning robots.

    ◦ In September 2022, we introduced the Roomba Combo™ j7+, an advanced floor cleaning robot that can vacuum and mop in a single cleaning job.

    ◦ iRobot's patent infringement action against SharkNinja Operating LLC and its related entities ("SharkNinja") received a favorable initial determination at the International Trade Commission ("ITC"). The initial determination recommends that the ITC issue an order barring the importation of various infringing SharkNinja robotic cleaning products.

- Get: This element of our strategy is based on expanding our base of connected customers who have opted into communications with us either through our Home App, email or both. As we move forward, we believe that our extensive network of retailers and distributors around the world will remain critical in enabling us to continue expanding our connected customer base.

- We ended 2022 with 17.6 million connected customers, an increase of 26% from 2021.

- Keep: It is important that our customers are happy with the performance of our products and use them consistently. We believe that a highly satisfied iRobot customer is more likely to recommend our products to others and purchase more products and accessories directly from us over the course of their ownership. Accordingly, we plan to invest in features and functionality aimed at elevating the iRobot experience as well as in our customer care organization.

  - Over the past 12 months, we have taken steps to further enhance our customer care capabilities and elevate product quality, the combination of which has helped us reduce our warranty expense and drive improvement in our customer satisfaction ratings and net promoter scores.

- Grow: An important element in our plan to drive profitable growth over the long term is increasing revenue from our existing customers. To motivate more customers to purchase our products and services more frequently directly from us, we continue to invest in enhancing the online buying experience on our website and through our Home App as well as by implementing marketing systems and tools designed to enable us to target the right customers at the right time with the right promotions. Product diversification, while less practical in the near-term given current market conditions, remains strategically important for expanding existing customer revenue. Accordingly, we have adjusted our 2023 plans to limit investment in non-robotic product development while continuing to devote resources that can broaden our robotic product portfolio over the longer term.

  - We continued to deliver enhancements to support e-commerce on our websites and Home app, as well as help nurture customer spending over the long-term;

  - Revenue from existing end customers grew 8.9% in fiscal 2022;

  - Many existing customers purchased their products directly from us online, a dynamic which helped underpin 3.4% growth in our direct-to-consumer revenue in fiscal 2022.

Technology

Since the Roomba's introduction in 2002, we have continuously pursued innovation and introduced a wide range of powerful features and functionality that have been favorably received by customers, helped extend our consumer robot technology and category leadership, and have further expanded our product portfolio. Over the past several years, we have focused on research and development initiatives that elevate the iRobot experience by combining beautifully designed, high-performance hardware with thoughtful intelligence. We believe that this approach enables us to advance overall cleaning efficacy and performance, increase autonomy of our products, and enable personalized control over how, when and where our robots clean. We believe that our products will continue to be increasingly differentiated by their software intelligence and are investing in our iRobot OS platform accordingly. By leveraging our robust connectivity and cloud infrastructure through Amazon Web Services and the ever-increasing processing power in our robots, we have built a Home Knowledge Cloud that can quickly and cost-effectively support over-the-air delivery of new digital features and enhanced functionality for customers globally. This infrastructure also allows us to collect valuable performance data that helps us identify and remedy product performance issues, improve the effectiveness of our support teams, and inform our short-term and long-term product roadmaps.

Our development roadmaps are shaped by our product management teams, interactions between customers and our support teams, a wide range of consumer studies and surveys, as well as analysis of extensive performance data of our robots in the field as discussed above. We believe that our iRobot OS platform will continue to play a key role in our ability to consistently deliver new features and functionality in our floor cleaning robots and other home innovations. We also plan to continue leveraging recent and ongoing investments in a range of technologies and interfaces, including artificial intelligence, home understanding and machine vision, that further improve cleaning efficacy, make our products easier to use and perform better, increase the trust that the user places in our products to successfully complete their missions, and tightly integrate our products into the lifestyles of our users.

Products & Services

We sell various products designed to empower people to do more in and around their homes. We believe our home floor cleaning robots deliver compelling and unique value to customers by providing a better way to clean that frees people from repetitive, time consuming home cleaning tasks. To ensure the continued adoption of our robots, we plan to continue to invest in the digital, data and physical products necessary to further improve the robots' cleaning efficacy, deliver the requisite intelligence to successfully complete missions without requiring user intervention, and offer personalized control over cleaning so that the robots fit seamlessly into the lifestyle of their owners. We also have taken and will continue to take steps aimed at diversifying our product portfolio, which we believe will help us increase our total addressable market, leverage our iRobot OS platform to support a larger ecosystem of robotic and smart home offerings, and drive profitable growth over the long term. We also continue to offer subscription services for our robotic floor cleaning robots, which provide subscribers with several important benefits: a lower initial out-of-pocket expense; an affordable monthly recurring membership fee for continued use of the product; dedicated customer care; accessories on demand; extended warranty coverage; and product upgrades.

Our products and services consist of the following offerings:

Home Maintenance Products: Floor Care Robots

- *Roomba* – We currently offer multiple Roomba floor vacuuming robots at suggested retail price points ranging from approximately $275 to $1,100 based upon features and performance characteristics. Our WiFi-connected Roomba robots are powered by our iRobot OS platform, which leverages our considerable expertise and ongoing investment in AI, home understanding and machine vision technologies to provide consumers with greater control over our products, simple integration with other smart home devices, provide recommendations to further enhance the cleaning experience and the ability to share and transfer home knowledge across multiple robots. Also included within the Roomba family is the Roomba Combo j7+, an advanced floor cleaning robot introduced in late 2022 that performs both mopping and vacuuming. To help ensure that our Roomba robots perform optimally, we also sell Roomba accessories and consumables, including the Clean Base® Automatic Dirt Disposal, replacement dirt disposal bags for the Clean Base, filters, brushes and batteries.

- *Braava* – We currently offer the Braava family of automatic floor mopping robots designed exclusively for hard-surface floors at suggested retail price points ranging from $199 to $500. Our WiFi-connected Braava robots are also powered by our iRobot OS platform. To help ensure that our Braava robots perform optimally, we also sell Braava accessories and consumables, including cleaning solution, washable and disposable mopping pads, replacement tanks and batteries.

- *Subscription Services and Extended Warranties* – We currently market several different subscription services and membership programs to customers for a monthly fee. We also directly offer extended warranties for our floor care robots, including an option to cover accidental damage in the U.S.

Home Maintenance Products: Cleaning Products

- *H1 Handheld Vacuum* – We currently offer a powerful portable vacuum designed to help people clean areas that Roomba cannot easily reach. This product is currently sold directly to consumers via our digital properties at a suggested retail price of $250. We also market accessories for this product including filters, chargers, batteries and an extension kit that converts the H1 into a stick vacuum.

Home Health Products: Air Purifiers

- *Aeris Air Purifiers* – We currently market a line of air purifiers under the Aeris brand at suggested retail price points ranging from $500 to $1,000. We also sell filters and fabric covers. We plan to introduce new air purifiers in select international markets under the iRobot brand during 2023.

Home Education Products: Coding Robots

- *Root* – We offer Root robots designed to help children learn how to code that range in price from $130 to $180. These products help broaden the impact of our STEM efforts and reinforce our commitment to making robotic technology more accessible to educators, students and parents.

- *Create 3* – iRobot Create 3, priced at $375, is an affordable, preassembled mobile robot platform built from the blueprint of a Roomba robot vacuum that provides an out-of-the-box opportunity for educators, developers and high-school and college-age students to program behaviors, sounds, movements and add additional electronics.

Strategic Alliances

In addition to our internal technology development, we leverage relevant robotic technologies through licensing, acquisitions, venture investments and/or other partnerships. These strategic alliances are an important part of our product development, advanced research and distribution strategies. We rely on strategic alliances to provide technology and complementary product offerings to drive market adoption of our robotic products.

We seek to form relationships with organizations that can provide best-in-class technology or market advantages for establishing iRobot technology. Consistent with our position on customer data privacy, data from consumers who have purchased our products is not accessible to third parties unless the customer affirmatively opts into the program and acknowledges that this home understanding data will be used in support of these related integrations. We are also advancing technology alliances with other smart home device companies to help expand the capabilities of our products or enable our respective products to be integrated more tightly and thereby work together more seamlessly.

Sales and Distribution Channels

We sell our robotic floor care products through distributor and retail sales channels, as well as the online store on our website and through our Home App. We plan to integrate the Aeris air purifier products into our channels as applicable while continuing to support existing business-to-business sales to schools, medical and dental offices and other commercial enterprises. For fiscal 2022, 2021 and 2020, sales to non-U.S. customers accounted for 48.0%, 51.8%, and 47.9% of total revenue, respectively. For fiscal 2022, 2021 and 2020, we generated 22.6%, 21.8% and 22.7% of total revenue, respectively, from one of our retailers.

In the United States, Canada, Japan and across much of Europe, we sell our consumer products primarily through a network of retailers. To support these retailers, we maintain in-house sales, marketing and product management teams. Certain smaller retail operations in these regions are supported by distributors to whom we sell our products directly. Throughout the rest of the world, our products are sold primarily through a network of in-country distributors who resell to retail stores in their respective countries. These distributors are supported by our international sales and product marketing team.

Our retail and distributor networks are our primary distribution channels for our products. Complementing our retail and distributor networks is a growing direct-to-consumer sales channel. For fiscal 2022, 2021 and 2020, direct sales to consumers accounted for 16.4%, 12.0% and 10.5% of total revenue, respectively.

Customer Service and Support

We also provide ongoing customer service and support, which is critical to the "Keep" element of our strategy. Consumer customer service representatives, the majority of whom are employees of outsourced service organizations or our distribution partners, are extensively trained on the technical intricacies of our consumer products. Our support activities are focused on helping customers enjoy our products and optimize their performance by resolving technical issues or repairing our products. With Wi-Fi connectivity implemented across the vast majority of our floor cleaning robots, we can provide customer support directly via the iRobot HOME App, and our customer service representatives can use video chat tools and access robot performance information remotely to identify relevant issues and behaviors to more efficiently and effectively troubleshoot and address customer questions and concerns. In addition, this connectivity enables us to provide direct marketing material, and deliver new features and enhanced functionality to robots in the field.

Due to the modular nature of our products, our support teams are often able to help customers remediate issues themselves, augmented by iRobot-certified technicians who perform repairs if a timely resolution cannot be achieved. In our effort to provide highly responsive support, customers use a variety of channels to contact our customer care teams, spanning our websites, email, social media and telephone, which now includes a convenient call back feature to help reduce wait times. We believe that providing subscribers of our robots-as-a-service offerings with dedicated support staff is another important differentiator to help us drive adoption of these services, enabling us to elevate the utility of our floor care robots, increase overall customer satisfaction and maximize ongoing retention.

Marketing and Brand

We market our consumer robots to end-user customers through our extensive network of retail partners with the support of our sales and marketing teams as well as in collaborations with in-country distributors. In addition, we sell directly to consumers through our e-commerce channels around the world and continually improve the buying experience on our website and Home App. For consumers seeking information about our products, the iRobot website showcases our brand, allows consumers to learn more about our products, including the latest product innovations, and enables direct-to-consumer sales. The website also plays an important after-sales role for owners seeking spare parts and accessories, as well as for trouble-shooting possible issues and contacting customer support.

Our marketing strategy is to drive consumer awareness of and interest in iRobot's product portfolio and convert this interest into sales via our retail and direct-to-consumer channels. Our sales and marketing expenses represented 24.8%, 18.5% and 18.6% of our total revenue in fiscal 2022, 2021 and 2020, respectively. We expect to continue to invest in national advertising across a range of media, direct marketing and public relations to drive consumer demand and further build brand awareness.

Marketing highlights in 2022 included the launches of iRobot OS along with a new advertising campaign to help consumers better appreciate the value of iRobot OS across its robotic floor cleaning portfolio. We also supported the successful introduction of the Roomba Combo j7+ Robot Vacuum and Mop, and moved into production with new marketing technology systems and tools to help support existing customer revenue growth and further enhance the online buying experience on our websites and the iRobot HOME App. Related to these specific initiatives, we have continued to fund critical marketing, advertising and public relations efforts to build demand generation in ways that amplify the iRobot and applicable product brands, generate consumer interest in our products and perpetuate customer word-of-mouth, to encourage repeat purchases by existing customers and inspire new customers to buy our products. Since we anticipate that market conditions will remain challenging into 2023, we plan to carefully align working media and other demand-generation activities with anticipated revenue while limiting marketing investment in non-robotic product categories during fiscal 2023.

Manufacturing

Our core competencies are the design, development and marketing of robots. Our manufacturing strategy is to outsource non-core competencies, such as the production of our robots, to third-party entities skilled in manufacturing. By relying on the outsourced manufacture of our robots, we can focus our engineering expertise on the design of robots and associated technologies.

Manufacturing a new product requires a close relationship between our product designers, our operations teams and the contract manufacturer, as well as a range of component and raw materials suppliers as appropriate. Using multiple engineering techniques, our products are introduced to the selected production facility at an early-development stage and the feedback provided by manufacturing is incorporated into the design before tooling is finalized and mass production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to mass production deliveries, with improved quality and yields. Once a new product has been introduced, we focus on executing a multi-year plan to improve its profitability through a combination of higher production volume and cost-optimization initiatives. To help us efficiently and effectively fulfill orders from retailers and consumers around the globe, we work closely with third-party logistics partners as well as a range of oceanic and air freight transportation providers.

Under our agreements with our contract manufacturers, the manufacturers supply us with specified quantities of products that align with demand forecasts that we establish based upon historical trends and analysis from our sales and product management functions. We believe that we have taken steps to diversify our manufacturing so that overall volumes are relatively well balanced across our multiple contract manufacturers in multiple geographies and a substantial majority of volume is dual sourced. Given the significant changes in market conditions and consumer demand in recent years, we move forward with the operational flexibility to manufacture between 1,000 robots a day and 37,000 robots a day in 2023. As a result, we believe we are well positioned to reduce year-end 2022 inventory levels, optimize production levels across multiple contract manufacturers and geographies, meet demand for peak seasons and respond quickly to ever-changing market conditions. We outsource the manufacturing of our consumer products to multiple contract manufacturers with plants in Southern China and Malaysia.

During 2022, we made important progress to address the supply chain challenges that impacted our business in the prior year. More specifically, to further improve our supply chain continuity and resiliency, we qualified components from new and existing suppliers, and increased safety stock levels. In addition, we carefully managed transportation costs, consolidated our warehouse and distribution networks to improve our fulfillment capabilities, and worked closely with our account teams and retailers to manage inventory levels. We also continued our efforts to scale manufacturing capacity in Malaysia and optimize production among our contract manufacturers in China and Malaysia. Based on inventory levels at the end of 2022 and near-term order expectations, we plan to substantially reduce robot production in both China and Malaysia during the first quarter of 2023 with plans to increase volume in April 2023. We believe that our efforts to scale production in Malaysia and in other regions closer to our largest geographical market will help us reduce our prospective exposure to current U.S. tariffs which are expected to be reinstated beginning in the fourth quarter of 2023 and mitigate the geopolitical risks associated with concentrating production solely in China.

Research and Development

Our research and development team develops new software and hardware products, as well as improves and enhances our existing software to address customer demands and emerging trends. We believe that our future success depends upon our ability to continue to develop new products and product accessories, and enhance and develop new applications for our existing products. For fiscal 2022, 2021 and 2020, our research and development expenses were $166.5 million, $161.3 million and $156.7 million, or 14.1%, 10.3% and 11.0% of revenue, respectively. We intend to continue our investment in research and development to respond to and anticipate customer needs, and to enable us to introduce new products that will continue to address our existing and adjacent market sectors.

Our research and development is conducted by teams dedicated to particular projects, which are primarily located at our headquarters in Bedford, Massachusetts and our office in Pasadena, California.

Competition

The market for robots, including floor cleaning robots, is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations, with an increasing number of competitor companies and products. As the performance, functionality and features of our floor cleaning robots have advanced, we believe that consumers are increasingly willing to consider our products as replacements for their traditional vacuum cleaners and wet floor cleaning products. Over the past two years, floor cleaning robots that consolidate vacuuming and mopping functionality in a single product ("2-in-1 robots") have become increasingly popular with European consumers. A number of established companies have developed robots that compete directly with our product offerings, and many of our competitors have significantly more financial and other resources than we possess. Our robot cleaning competitors include consumer electronics and consumer appliance companies such as Samsung, LG, Panasonic, Xiaomi, Cecotec, Hitachi, Electrolux, Midea and Shark, traditional floor cleaning brands with robotic offerings such as Dyson, Bissell and Hoover, and firms primarily focused on robotic cleaning such as Ecovacs, Roborock, Neato and iLife. In addition, a number of these competitors now market 2-in-1 floor cleaning robots. We believe that the principal competitive factors in the market for robots include product features, performance for the intended mission, total cost of system operation and overall perceived value, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, brand and reputation.

The market for air purifiers is also highly competitive with an increasing number of competitors and products along with the potential for emerging technologies to disrupt the marketplace. A number of companies offer air purifiers that compete directly with ours, and many of these competitors possess greater financial strength and better access to other resources than we do. Our air purifier competitors include consumer and industrial appliance and electronics companies such as Honeywell, Dyson, Holmes and Levoit, as well as specialized home health companies that focus extensively on air purification with premium products such as Blue Air, Molekule, Alen Air, Austin Air and IQAir. We believe that the principal competitive factors in the market for air purifiers include the ability to improve air quality by removing a wide range of pollutants, measure air quality and other features that provide greater insight into and control over the product's performance, total cost and overall perceived value, including maintenance and support, ease of use, integration with other connected devices in the home, product quality, reliability, brand and reputation.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, customer support, and ability to leverage our iRobot OS platform across our products. We remain committed to funding the ongoing enhancement of our products and the development of new robotic floor cleaning robots to deliver cleaning performance, innovative features and functionality, quality and overall value that will appeal to consumers. We plan to complement these investments with various sales, marketing and support activities that we believe are necessary to stimulate customer demand and maintain and improve customer satisfaction.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the technical competence and ability of our employees to continue to innovate. The ownership of intellectual property rights is an important factor in our business. This includes patents, copyrights, trademarks, service marks, trade dress and other forms of intellectual property rights in the United States and a number of foreign countries. We currently hold a significant number of patents and have filed numerous additional patent applications. As of December 31, 2022, we held 585 U.S. patents, more than 1,000 foreign patents, additional design registrations, and have more than 500 patent applications pending worldwide. While our U.S. patents began to expire in 2021, no single intellectual property right is solely responsible for protecting our products. We will continue to file and prosecute patent (or design registration, as applicable) applications when and where appropriate to attempt to protect our rights in our proprietary technologies. We also encourage our employees to continue to invent and develop new technologies so as to maintain our competitiveness in the marketplace. It is possible that our current patents, or patents which we may later acquire, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for our pending patent applications or other inventions we seek to protect. In that regard, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances. It is also possible that we may not develop proprietary products or technologies in the future that are patentable, or that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm or altogether preclude our ability to do business.

Our registered U.S. trademarks include iRobot and its stylized logo, Roomba, Clean Base, Roomba Combo, NorthStar, Create, Clean Map, iAdapt, Home Base, Looj, Braava, Braava jet, AeroForce, AllergenLock, Better Together, PerfectEdge, Corners. Edges. And the Details in Between., Imprint, Mirra, Root, Terra, vSLAM and Virtual Wall. Our marks iRobot, Roomba, Braava, Braava jet, Better Together, Root, Clean Map, Imprint, PerfectEdge, Terra, Virtual Wall, and certain other trademarks, have also been registered in selected foreign countries.

Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that we regard as proprietary. Some of our competitors seek to compete primarily through aggressive pricing and low-cost structures while infringing on our intellectual property.

On October 15, 2019, we initiated a patent infringement lawsuit in federal district court in Massachusetts against SharkNinja Operating LLC and its related entities ("SharkNinja") for infringement of five patents for technology related to robotic vacuum cleaners. In addition, we sought a preliminary injunction against SharkNinja for infringement of three U.S. patents. SharkNinja has in parallel sought declarations of non-infringement of thirteen U.S. patents owned by iRobot. On November 26, 2019, the federal district court in Massachusetts denied iRobot's motion for a preliminary injunction, and the case is currently stayed pending the outcome of one or more appeals from decisions of the U.S. Patent Trial and Appeal Board. On January 28, 2021, we initiated litigation against SharkNinja at the U.S. International Trade Commission ("ITC") as well as in federal district court in Massachusetts based on claims of patent infringement of five additional U.S. patents related to robotic vacuum cleaners. The trial began in January 2022. In October 2022, we received a favorable initial determination in our patent infringement action against SharkNinja at the ITC. The ruling, which found that SharkNinja had infringed valid claims of multiple iRobot asserted patents, recommends that the ITC issue an order barring the importation of various infringing SharkNinja robotic cleaning products.

There is no guarantee that we will prevail on other patent infringement claims against third parties. Third parties may also design around our proprietary rights, which may render our protected products less valuable, if the design around is favorably received in the marketplace. In addition, if any of our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions. We cannot assure you that our products do not infringe patents held by others or that they will not in the future. We have received in the past communications from third parties relating to technologies used in our various robot products that have alleged infringement of patents or violation of other intellectual property rights. Some of these allegations have resulted in actions filed against iRobot in foreign jurisdictions. In response to these communications, we have contacted these third parties to convey our good faith belief that we do not infringe the patents in question or otherwise violate those parties' rights. Where an action has been filed, we will defend iRobot against the allegations. We cannot assure you that we will not receive further correspondence from these parties, not be subject to additional allegations of infringement from others, and cannot assure you that iRobot will prevail in any ongoing or subsequently filed actions. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Seasonality

Historically, we have experienced higher revenue in the second half of the year compared to the first half of the year due in large part to seasonal holiday demand. In fiscal 2022, 2021 and 2020, our second-half consumer product revenue represented 53.7%, 57.3% and 67.0% of our annual consumer product revenue, respectively. We have also experienced higher selling and marketing expenses in the second half of the year compared to the first half of the year due to increased marketing campaigns to support seasonal holiday demand. In fiscal 2022, 2021 and 2020, our selling and marketing expense in the second half of the year represented 53.3%, 56.0% and 67.7% of our selling and marketing expense for full fiscal year, respectively. We expect that the majority of our revenue and selling and marketing expenses will continue to be generated in the second half of any given fiscal year unless or until we successfully introduce new products that have potential to generate stronger sales during the first half of the year.

Regulations

Our business requires compliance with a variety of laws and regulations in the United States and abroad regarding privacy, data protection, and data security. In particular, we are subject to numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data, including the General Data Protection Regulation ("GDPR") and California Consumer Privacy Act. In addition, the global nature of our business operations also creates various domestic and foreign regulatory challenges and subjects us to laws and regulations such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions. Our products may be subject to U.S. export controls, including the United States Department of Commerce's Export Administration Regulations, various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls and trade policies and tariffs established by the governments of the United States, China and other jurisdictions where we do business.

The laws in each of these areas - in particular those related to data privacy - are continually changing and evolving in unpredictable ways. New laws and regulations in any of these areas, as well as compliance with these laws (and their derivatives) may have an adverse effect on our business. If we fail to comply with these laws, we may be subject to significant liabilities and other penalties.

We are also subject to international and U.S. federal, state, and local laws and regulations designed to protect the environment, regulate energy efficiency and to regulate the discharge of materials into the environment. We believe that our policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and associated financial liability. To date, environmental control regulations have not had a significant adverse effect on our overall operations.

Human Capital

As of December 31, 2022, we had 1,254 full-time employees. Approximately 30% of our employees are based outside of the United States. None of our employees in the United States are represented by a labor union. In certain foreign subsidiaries, labor unions or workers' councils represent some of our employees. To date, we have experienced no work stoppages and believe that we have a good relationship with our employees.

Culture and Work Environment

Over the past three decades, iRobot has created and amplified a unique culture built on fostering invention, discovery and technological exploration in the pursuit of practical and value-add robot products for the next-generation home. iRobot is committed to attracting and retaining the best and brightest talent, leveraging new perspectives, ideas, skills, languages and cultural backgrounds, and providing the resources for individuals to reach their full potential. We've assembled a global team of talented, motivated and unique individuals by providing our people with opportunities to make a tangible impact in helping our company thrive while also advancing their careers. In addition, iRobot's culture is further shaped by an ongoing commitment to the future of Science, Technology, Engineering and Math ("STEM") education. This effort spans our educational robots, a range of complementary educational resources and our STEM outreach program, which is focused on engaging and inspiring students of all ages to learn more about robotics. We communicate regularly with our employees around the world and hold periodic virtual town hall meetings and in-person forums when appropriate to help keep employees informed.

Underpinning our culture is an ongoing commitment to ensuring that our employees, customers and suppliers are treated with dignity and respect. We strive to maintain a workplace that is free from violence, harassment, intimidation and other unsafe or disruptive conditions. Our policy is to provide a safe and healthy workplace and comply with applicable safety and health laws and regulations, as well as internal requirements. Additionally, the safety and health of our employees is of paramount importance to us. Since the height of the COVID-19 pandemic, we have implemented or modified a wide range of policies and practices to help support the physical and mental health while maintaining the productivity of our global workforce.

Compensation, Rewards and Benefits

In addition to competitive base salaries, we provide incentive-based compensation programs to reward performance relative to key metrics. We also provide compensation in the form of restricted stock unit grants as well as a competitive time-off policy. We offer comprehensive benefit options, including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, life and disability insurance, health savings accounts, flexible spending accounts, and an employee stock purchase plan, among others.

We are committed to the continued development of our people. We offer opportunities for personal and technical development with programs such as our leadership training, management training, mentoring program and educational assistance. We continue to evolve our approach to attracting and retaining our talent – from having a well-defined process for hiring to continuing to enhance our compensation and benefits packages.

iRobot iDEA (Inclusion, Diversity, Equity & Acceptance)

iRobot is an inclusive organization, seeking out the best and brightest minds to help us meet the global requirements of our business. We are excited to welcome new perspectives, ideas, skills, languages and cultural backgrounds to our global iRobot family. As part of our commitment to build our business, we formed the Diversity Council, which comprises our senior leadership along with representatives from our Employee Resource Group, to advance diversity across the organization. We have branded these efforts as iDEA (inclusion, diversity, equity & acceptance) with dedicated staff and resources to expand on our progress domestically and abroad.

The iRobot community is built upon the diverse perspectives, beliefs and backgrounds of incredibly talented people from around the world who have all had a hand in shaping who we are as an organization. Strengthening diversity within our global workforce enables iRobot to bring our collective ideas together to invent a future that seamlessly fits the unique, personal and diverse needs of our global consumer base. We have and will continue to take action and hold ourselves accountable to continue to foster equality and diversity on a global scale. Each day we learn from each other, grow and evolve, seeking out new opportunities to strengthen our support for all employees and the communities in which we work. Our efforts to advance diversity and inclusion include programming, partnerships and initiatives that have helped enhance our workplace, strengthen our workforce and positively impact our community.

More Information

Additional information about our efforts to make our company a great place to work, build a career and build an appealing corporate culture that prides itself on diversity and inclusion is available within our 2022 Corporate Social Responsibility report, which is available on our website as well as within the Careers section of our website.

Available Information

We were incorporated in California in August 1990 under the name IS Robotics, Inc. and reincorporated as IS Robotics Corporation in Massachusetts in June 1994. We reincorporated in Delaware as iRobot Corporation in December 2000. We conduct operations and maintain a number of subsidiaries in the United States and abroad, including operations in Austria, Belgium, China, France, Germany, Hong Kong, Japan, Netherlands, Portugal, Spain, Switzerland and the United Kingdom. Our website address is www.irobot.com. We have included our website address as an inactive textual reference only. The information on, or that can be accessed through, our website is not part of, or incorporated by reference into, this Annual Report. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through the investor relations page of our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Alternatively, these reports may be accessed at the SEC's website at www.sec.gov.

ITEM 1A.   *RISK FACTORS*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider. Additional risks and uncertainties not presently known to us, which we currently deem immaterial, or which are similar to those faced by other companies in our industry or business in general may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer.

Risks Related to our Business and Industry

We have incurred substantial operating losses in the past year, expect to continue to incur operating losses for the foreseeable future, and may not achieve a return to profitability in the future.

During the most recent fiscal year, we incurred a substantial operating loss of $240.4 million due to the combination of declining orders for our products and significant decreases in our gross margin. While we have taken and will continue to take actions to moderate operating expenses, we cannot guarantee that we will be able to return to profitability through a combination of revenue growth and gross margin improvement. In addition, our revenue may decline for a number of reasons, including reduced demand for our products, increased competition or macroeconomic conditions, and if our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that our current cash, cash equivalents, cash provided by operating activities and funds available through our credit facility, will be sufficient to meet our current and anticipated needs for at least the next twelve months. In the event our future revenue does not meet our expectations or our costs are higher than expected, we may eliminate or curtail expenses to further mitigate the impact on working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth or decline, the expansion or contraction of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, the continuing market acceptance of our products and services, the overall macroeconomic conditions due to heightened inflation and reduced consumer confidence stemming from the Russia-Ukraine war, and the ongoing indirect impacts of the COVID-19 pandemic on our business. Moreover, to the extent existing cash and cash equivalents, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to extend the timing of repayment of or refinance our existing credit facility or raise additional funds through public or private equity or debt financing. In such cases, we may need additional financing to execute on our current or future business strategies. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. In addition, our access to credit through our credit facility may be limited by the restrictive covenants contained in the agreement.

Significant reductions in consumer demand has caused, and will likely continue to cause, a decrease in revenue from sales of our products and additional costs reducing both gross margin and operating income.

Reductions in consumer demand for our products have caused a decrease in revenue from sales of our products and also resulted in higher inventory levels and additional warehousing and demurrage charges. If we are not successful in increasing consumer demand, or if macroeconomic conditions impacting consumer demand do not improve, we will continue to incur these additional charges and adverse impacts to our revenue and profitability.

To ensure an adequate inventory supply, we must forecast inventory needs and place orders sufficiently in advance with our suppliers and contract manufacturers, based on our estimates of future demand for specific product SKUs by region. Failure to accurately forecast our needs has resulted, and may continue to result, in manufacturing delays, increased costs, or excess inventory. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products, changes in demand for the products of our competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. Our failure to accurately forecast consumer demand has resulted, and may continue to result, in excess inventory levels or a shortage of certain product models available for sale. We have recently experienced a decrease in consumer demand and an increase in our inventory levels. Inventory levels in excess of consumer demand has resulted, and may continue to result, in increased promotional intensity to support the sale of excess inventory, which would cause our gross margins to suffer.

In addition, we do not have long-term, fixed price contracts with our contract manufacturers. As we reduce production orders with our contract manufacturers to meet demand, we face increased cost of goods sold as both our own manufacturing overhead as well as that of our suppliers is amortized over smaller production levels. In addition, as production decreases, we may not be able to maintain manufacturing relationships with some of our suppliers, which has caused us to exit production at certain contract manufacturers. The process of exiting production at certain contract manufacturers has caused us, and may continue to cause us, to incur additional costs related to unused tooling, components, relocation of materials and fixtures, and unrecouped non-recurring engineering.

We face intense competition from other providers of robots, including diversified technology providers, as well as competition from providers offering alternative products, which could negatively impact our results of operations and cause our market share to decline.

A number of companies have developed or are developing robots that will compete directly with our product offerings. Our competition includes established, well-known sellers of floor cleaning robots such as Ecovacs, SharkNinja, Samsung, Roborock, as well as new market entrants. Many current and potential competitors are larger in size and more broadly diversified with substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us. We also face competition from manufacturers of lower-cost devices, which has, and may continue to, further drive down the average selling price in the marketplace for floor cleaning products. Moreover, while we believe many customers purchase our floor vacuuming robots as a supplement to, rather than a replacement for, their traditional vacuum cleaners, we also compete with providers of traditional vacuum cleaners.

The global market for robots is highly competitive, rapidly evolving and subject to changing technologies, shifting customer needs and expectations and the likely increased introduction of new products. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, operating efficiency and customer support.

We expect that competition will continue to intensify as additional competitors enter the market and current competitors expand their product lines. Companies competing with us have, and may continue to, introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented. Increased competitive pressure has resulted and will continue to result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results.

Many of our competitors have demonstrated an ability to rapidly replicate new features and innovations that we have introduced into the market, and therefore are able to offer products with similar capabilities to ours at lower prices. Other competitors have demonstrated the ability to innovate more rapidly than we have, and those innovations – particularly in the development of 2-in-1 robot vacuum cleaners – have allowed competitors to offer products at premium price points as well as capture significant market share in certain geographic markets. In addition, some of our competitors aggressively discount their products and services in order to gain market share, which has resulted in pricing pressures, reduced profit margins and lost market share. In addition, new products often have lower volumes, lower selling prices or higher costs than products that have been sold for at least a year; any or all of those factors could negatively impact our gross margins and operating results.

We cannot assure you that our products will compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. Our failure to compete successfully has caused, and may continue to cause, our revenue and market share to decline, which would negatively impact our results of operations and financial condition.

We operate in an emerging market, which makes it difficult to evaluate our business and future prospects.

Robots represent a new and emerging market. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for floor cleaning robots will increase, if at all. You should consider the challenges, risks and uncertainties frequently encountered by companies using new and unproven business models in rapidly evolving markets. These challenges include our ability to:

- generate sufficient revenue and gross margin to maintain profitability;

- maintain market share in our consumer market;

- attract and retain customers of our robots;

- attract and retain engineers and other highly-qualified personnel; and

- expand our product offerings beyond our existing robots.

If we fail to successfully address these and other challenges, risks and uncertainties, our business, results of operations and financial condition would be materially harmed.

Designing new robotic products is complex and requires significant resources, and our ability to remain competitive requires significant continued investment in tools, processes and talent.

To remain competitive, we must continue to invest in developing tools and processes to improve the speed at which we are able to develop competitive products. This includes a significant investment in designing multiple hardware-based platforms and developing a reusable software architecture for use across those platforms. The development of multiple hardware platforms and a reusable software architecture requires the expenditure of significant resources that may not result in the designed efficiencies. Our inability to reduce the cost to develop new products or product variants has substantially impacted, and may continue to substantially impact, our ability to offer products that compete favorably.

We depend on the experience and expertise of our senior management team and key technical employees, and the loss of any key employee may impair our ability to operate effectively.

Our success depends upon the continued services of our senior management team and key technical employees. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. The loss of any member of our senior management team might significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. In addition, because of the highly technical nature of our robots, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results. Also, increased turnover, particularly on the senior management team, with insufficient development of leadership talent and succession plans, could diminish employee confidence and increase risks for retaining key employees. Uncertainties related to our proposed Merger with Amazon have added additional risks to our ability to retain talent.

If we are unable to attract and retain additional skilled personnel, we may be unable to grow our business.

To execute our growth plan, we must attract and retain additional, highly-qualified personnel. Competition for hiring these employees is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating robots and engineers with expertise in artificial intelligence, machine learning, data science and cloud applications. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to attract new technical personnel or fail to retain and motivate our current employees, our business and future growth prospects could be severely harmed.

In addition, we have experienced increased employee turnover as a result of general market conditions, the impact of a reduction in force executed in August 2022, and the impact of uncertainties related to our proposed Merger with Amazon. Given the difficult market conditions, the steps we are taking to manage our costs and the ongoing uncertainty of the timing and outcomes of the regulatory reviews required to complete our Merger with Amazon, we expect to continue to experience increased employee turnover in the future. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain significant numbers of qualified individuals. Moreover, we may be forced to adjust salaries or other compensation in order to retain key talent. If our retention efforts are not successful or our team member turnover rate continues to increase in the future, our business, results of operations and financial condition could be materially and adversely affected.

Our business has been, and will continue to be, adversely affected by the continuing effects of the coronavirus pandemic.

The coronavirus pandemic and virus containment measures taken by government authorities have directly and indirectly impacted our business and operating results but the full extent of its impact will depend on future developments that are uncertain and cannot be accurately predicted, including new information that may emerge, future spikes of infections (including the spread of variants or mutant strains), and the actions to contain the coronavirus or treat its impact, among others. The ultimate impact of the current pandemic, or any other health epidemic, is highly uncertain and subject to change not only with the spread of the disease, but also with the scope and timing of governmental, regulatory, fiscal, monetary and public health responses.

Our business operations could be further disrupted or delayed by effects of the pandemic. The pandemic has resulted in, and may continue to result in, work stoppages, slowdowns and delays, travel restrictions, event cancellation, and other factors that cause an increase in costs or order cancellations, reductions or delays. For example, our manufacturing supply chain has been and may continue to be adversely affected by production delays or limited manufacturing volumes associated with factory shutdowns or reduced numbers of workers or working hours in the factories, limits on component supplies and diminished capability to implement engineering and design changes in a timely manner. Although the business and markets in mainland China have reopened as mainland China relaxed its policies and controls relating to COVID-19 in early December 2022, the number of cases of COVID-19 is expected to increase greatly which may cause restrictions on our manufacturers in China. Travel restrictions have prevented, and may continue to prevent, significant progress in supply chain diversification efforts in Malaysia, which may have a material impact on our ability to mitigate the impact of Section 301 List 3 tariffs on Roomba products imported from China. In addition, quarantines, stay at home orders and other travel limitations (whether voluntary or required) impede our employees' ability to efficiently conduct research and development activities or oversee manufacturing activities, which has, and may continue to, slow innovation, lead to higher costs or both. For example, we have experienced an increase in freight costs and a delay in our supply chain diversification efforts. Adverse impacts to our operations caused directly or indirectly by the pandemic may lead to delay, default, violation and/or non-compliance under existing agreements.

While the potential economic impact and the duration of the pandemic may be difficult to assess or predict, it has caused, and is likely to result in further, significant disruption of global financial markets. In addition, a recession, depression or other sustained adverse market event relating directly or indirectly to the pandemic could materially and adversely affect our business, our access to needed capital and liquidity, and the value of our common stock. We do not yet know the full extent of potential delays or impacts on our business, our industry or the global economy as a whole.

If we are not successful in expanding our direct-to-consumer sales channel by driving consumer traffic and consumer purchases through our website, our business and results of operations could be harmed.

We are currently investing in our direct-to-consumer sales channel, primarily through our website and mobile app and the technology infrastructure used to support them. Our future growth relies in part on our ability to attract consumers to this channel, which requires significant expenditures in marketing, software development and infrastructure. If we are unable to drive traffic to, and increase sales through, our website and mobile app, our business and results of operations could be harmed. The success of direct-to-consumer sales is subject to risks associated with e-commerce, many of which are outside of our control. In addition, our efforts to carefully manage our cost structure may result in lower levels of investment in our direct-to-consumer infrastructure and systems. Our inability to adequately respond to these risks and uncertainties, successfully fund new infrastructure initiatives or maintain and expand our direct-to-consumer business via our website may have an adverse impact on our results of operations.

Our success depends nearly entirely on our consumer robots, and our sales growth and operating results would be negatively impacted if we are unable to enhance our current consumer robots or develop new consumer robots at competitive prices or in a timely manner, or if the consumer robot market does not achieve broad market acceptance.

We primarily derive our revenue from consumer robot sales. For the foreseeable future, we expect that our revenue will be derived nearly entirely from sales of home floor care products. Accordingly, our future success depends upon our ability to further penetrate the consumer home care market, to enhance our current consumer products and to develop and introduce new consumer products offering enhanced performance and functionality at competitive prices. The development and application of new technologies involves time, substantial costs and risks. Our inability to achieve significant sales of our newly introduced robots, or to enhance, develop and introduce other products in a timely manner, or at all, would materially harm our sales growth and operating results.

Even if consumer robots gain wide market acceptance, our robots may not adequately address market requirements and may not continue to gain market acceptance. If robots generally, or our robots specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth, and our revenue and results of operations would suffer.

Any efforts to expand our product offerings beyond our current markets or to develop new products may not succeed, which could negatively impact our operating results.

Efforts to expand our product offerings beyond our current markets are limited and those efforts may not succeed and may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, either of which could significantly impair our operating results. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain defects, or may not achieve the market acceptance necessary to generate sufficient revenue. Moreover, efforts to expand beyond our existing markets may never result in new products that achieve market acceptance, create additional revenue or become profitable.

On November 15, 2021, we acquired Aeris Cleantec AG, a provider of premium air purifiers. This acquisition represents our first major expansion of product offerings beyond consumer robotics. Air purifiers represent a new market segment for us and is subject to intense competition.

Our success in the air purifier market will depend on a number of factors including our ability to develop innovative solutions, integrate those solutions into our home ecosystem, and market and sell those solutions to our existing and new customers. Establishing a new market segment will require significant investment in R&D and sales & marketing in the near term. These investments may not be successful, and our revenue and profitability may suffer. Because of our current fiscal constraints, our ability to support investments of this magnitude are limited, and a more limited level of investment in the near-term is unlikely to yield a meaningful return.

If the air purifier business – or any other business we acquire – does not perform as expected or we are unable to effectively integrate the acquired business into our operations or achieve the expected synergies of the acquisition, our operating results could be harmed. Expansion into new market segments involve risks and uncertainties, including, among other things, potential distraction of management from our core robotic floorcare business, greater than expected liabilities and expenses, inadequate return on capital, and unidentified issues not discovered in our investigations and evaluations of those acquisitions.

We spend significant amounts on advertising and other marketing campaigns, which may not be successful or cost effective.

We spend significant amounts on advertising and other marketing campaigns, such as television, print advertising, and social media, as well as increased promotional activities, to acquire new customers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to increase awareness of our consumer robot products. For fiscal 2022, 2021 and 2020, sales and marketing expenses were $293.3 million, $289.8 million, and $265.5 million, respectively, representing approximately 24.8%, 18.5% and 18.6%, of our revenue, respectively. While we seek to structure our advertising campaigns in the manner that we believe is most likely to encourage people to purchase our products, we may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive customer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting customers, we may not be able to recover our advertising spend, and our revenue may fail to meet market expectations, either of which could have an adverse effect on our business. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the iRobot brand is critical to achieving widespread acceptance of our existing and future products and is an important element in attracting new customers. Furthermore, we expect the importance of global brand recognition to increase as competition increases. If customers do not perceive our products to be of high quality, our brand and reputation could be harmed, which could adversely impact our financial results. In addition, brand promotion efforts may not yield significant revenue or increased revenue sufficient to offset the additional expenses incurred in building our brand. Maintaining, protecting, and enhancing our brand may require us to make substantial investments, and these investments may not be successful. If we fail to successfully maintain, promote, and position our brand and protect our reputation, or if we incur significant expenses in this effort, our business, financial condition and operating results may be adversely affected.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, there is no guarantee that we will realize our deferred tax assets.

From time to time, we are audited by various federal, state, local and foreign authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and foreign taxes. Although we believe our approach to determine the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance, it is possible that a tax authority will take a final tax position that is materially different than that which is reflected in our income tax provision. Such differences could have a material adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

The realization of our deferred tax assets ultimately depends on the existence of sufficient income in either the carryback or carryforward periods under the tax law. During the three months ended October 1, 2022, we concluded that, based on our evaluation of available positive and negative evidence, it is no longer more likely than not that our net U.S. federal and state deferred tax assets are recoverable. Due to significant estimates utilized in establishing a valuation allowance and the potential for changes in facts and circumstances, it is possible that we will be required to record a valuation allowance in future periods. Our results of operations would be impacted negatively if we determine that an additional valuation allowance is required in a future reporting period.

Risks Related to our Dependence on Third Parties and Distribution Channels

We depend on a limited number of manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements.

We depend on a limited number of manufacturers, employing a dual-source strategy to mitigate potential manufacturing disruptions, and we have safety stock strategies for low-volume products that are not dual sourced. The majority of our contract manufacturing locations for our robots are currently located in China and we added additional manufacturing capacity in Malaysia in late 2019, and we have continued to expand production in Malaysia. Our efforts to diversify manufacturing outside of China has been, and may continue to be, materially impacted as a result of COVID-19 and related travel restrictions. These manufacturers manage the supply chain for all of the raw materials and provide all facilities and labor required to manufacture our products. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, there would be a disruption in manufacturing our products until replacement contract manufacturing services could be obtained or volume transferred to an alternative manufacturing partner, each of which is a costly and time-consuming process. We cannot assure you that we would be able to establish alternative manufacturing arrangements on acceptable terms or in a timely manner.

We are dependent on a limited number of suppliers for various components used in our products, and we may from time to time have sole source suppliers. The cost, quality and availability of these components are essential to the successful production and sale of our products. We are subject to the risk of, and have already experienced, industry-wide shortages, price fluctuations and long lead times in the supply of these components and other materials, which risk may be increased as a result of COVID-19. If the supply of these components were to be delayed or constrained, or if one or more of our main suppliers were to go out of business, alternative sources or suppliers may not be available on acceptable terms or at all. In the event that any of our suppliers were to discontinue production of our key product components, developing alternate sources of supply for these components would be time consuming, difficult and costly. In the event we are unable to obtain components in sufficient quantities on a timely basis and on commercially reasonable terms, our ability to sell our products in order to meet market demand would be affected and could materially and adversely affect our brand, image, business prospects, financial condition and operating results.

Our reliance on these contract manufacturers involves certain risks, including the following:

- lack of direct control over production capacity and delivery schedules;

- lack of direct control over quality assurance, manufacturing yields and production costs;

- lack of enforceable contractual provisions over the production and costs of consumer products;

- risk of loss of inventory while in transit;

- risks associated with international commerce, including unexpected changes in legal and regulatory requirements, changes in tariffs and trade policies, risks associated with the protection of intellectual property and political and economic instability; and

- risks that our attempts to add additional manufacturing resources may be significantly delayed and thereby create disruptions in production of our products.

Any interruption in the manufacture of our products would be likely to result in delays in shipment, lost sales and revenue and damage to our reputation in the market, all of which would harm our business and results of operations. In addition, because our purchase contracts with suppliers are typically denominated in U.S. dollars, changes in currency exchange rates may impact our suppliers who operate in local currency, which may cause our suppliers to seek price concessions on future orders.

If critical components of our products that we currently purchase from a small number of suppliers become unavailable, we may incur delays in shipment, which could damage our business.

We and our outsourced manufacturers obtain hardware components, various subsystems, raw materials and batteries from a limited group of suppliers, some of which are sole suppliers. We do not have long-term agreements with these suppliers obligating them to continue to sell components or products to us. If we or our outsourced manufacturers are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, reduce our gross margin and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources.

We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, or at all.

Conflicts with our channel and distribution partners could harm our business and operating results.

The expansion of our direct-to-consumer channel could alienate some of our channel partners and cause a reduction in product sales from these partners. Channel partners may perceive themselves to be at a disadvantage based on the direct-to-consumer sales offered through our website. Due to these and other factors, conflicts in our sales channels could arise and cause channel partners to divert resources away from the promotion and sale of our products. Any of these situations could adversely impact our business and results of operations.

If we fail to maintain or increase consumer robot sales through our distribution channels, our operating results would be negatively impacted.

We do not have long-term contracts regarding purchase volumes with any of our retail partners. As a result, purchases generally occur on an order-by-order basis, and the relationships, as well as particular orders, can generally be terminated or otherwise materially changed at any time prior to delivery, by our retail partners. A decision by a major retail partner, whether motivated by competitive considerations, financial difficulties, economic conditions or otherwise, to decrease its purchases from us, to reduce the shelf space for our products or to change its manner of doing business with us could significantly damage our consumer product sales and negatively impact our business, financial condition and results of operations. In addition, during recent years, various retailers, including some of our partners, have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of purchasing decisions, restructuring, bankruptcies and liquidations. These and other financial problems of some of our retailers increase the risk of extending credit to these retailers. A significant adverse change in a retail partner relationship with us or in a retail partner's financial position could cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to that partner's receivables or limit our ability to collect amounts related to previous purchases by that partner, all of which could harm our business and financial condition. Disruption of the iRobot on-line store could also decrease our consumer robot sales.

Risks Related to our Legal and Regulatory Environment

Significant developments in U.S. trade policies have had, and we expect will continue to have, a material adverse effect on our business, financial condition and results of operations.

The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. Effective September 24, 2018, the U.S. government implemented a 10% tariff on certain goods imported from China, which include the majority of those imported by the Company. These tariffs were increased to 25% on May 10, 2019 and were slated to further increase to 30% in October 2019 until a last-minute interim deal was reached between the United States and China. Although the United States and China signed a new trade agreement in January 2020, most of the previously-implemented tariffs on goods imported from China remain in place (including the tariffs described above), and uncertainty remains as to the short-term and long-term future of economic relations between the United States and China.

From September 2018 until April 2020, our Roomba products were subject to Section 301 tariffs. On April 24, 2020, we were granted a temporary exclusion from Section 301 List 3 tariffs by the United States Trade Representative ("USTR"). This exclusion, as extended in August 2020, eliminated the 25% tariff on Roomba products until December 31, 2020. From January 1, 2021 to October 11, 2021, the 25% Section 301 tariff again applied to our Roomba products imported from China. Additional exclusions from this tariff were granted by the USTR effective October 12, 2021 through December 31, 2022, and January 1, 2023 through September 30, 2023. Although we have begun relocating a meaningful portion of our supply chain from China to Malaysia, we again face compression on our margin on products sold and pricing pressures on our products. Any additional or increased tariffs may in the future cause us to further increase prices to our customers which we believe has reduced, and in the future may reduce, demand for our products.

These tariffs, and other governmental action relating to international trade agreements or policies, have directly or indirectly adversely impacted demand for our products, our costs, customers, suppliers, distributors, resellers and/or the U.S. economy or certain sectors thereof and, as a result, have adversely impacted, and we expect will continue to adversely impact, our business, financial condition and results of operations. It remains unclear what the U.S. or foreign governments will or will not do with respect to tariffs, international trade agreements and policies on a short-term or long-term basis. We cannot predict future trade policy, whether exclusions will be reinstated, or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to further adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could further adversely impact our business, financial condition and results of operations.

In response to international trade policy, as well as other risks associated with concentrated manufacturing in China, we have begun relocating a meaningful portion of our supply chain from China to Malaysia. Such relocation activities increase costs and risks associated with establishing new manufacturing facilities.

Global economic conditions and any associated impact on consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Continued economic uncertainty and reductions in consumer spending, particularly in certain international markets such as the European Union, China and Japan, may result in reductions in sales of our consumer robots. Additionally, disruptions in credit markets may materially limit consumer credit availability and restrict credit availability of our retail customers, which would also impact purchases of our consumer robots. Any reduction in sales of our consumer robots, resulting from reductions in consumer spending or continued disruption in the availability of credit to retailers or consumers, could materially and adversely affect our business, results of operations and financial condition.

Because we are an increasingly global business that in fiscal 2022, 2021 and 2020, generated approximately 48.0%, 51.8%, and 47.9%, respectively, of our total revenue from sales to customers outside of the United States, we are subject to a number of additional risks including foreign currency fluctuations. These foreign currency fluctuations may make our products more expensive to our distributors and end customers, which in turn may impact sales directly or the ability or willingness of our partners to invest in growing product demand.

Our primary exposure to movements in foreign currency exchange rates relates to non-U.S. dollar denominated sales and operating expenses worldwide. Weakening of foreign currencies relative to the U.S. dollar could adversely affect the U.S. dollar value of our foreign currency-denominated sales and earnings, and lead us to raise international pricing, which may reduce demand for our products. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the strengthening of the U.S. dollar, or for any other reason, which would adversely affect the U.S. dollar value of our foreign currency denominated sales and earnings. Conversely, a strengthening of foreign currencies relative to the U.S. dollar, while generally beneficial to our foreign currency-denominated sales and earnings, could cause us to reduce international pricing, incur losses on our foreign currency derivative instruments, and incur increased operating expenses, thereby limiting any benefit. Additionally, strengthening of foreign currencies may also increase our cost of product components denominated in those currencies, thus adversely affecting gross margins.

We use derivative instruments, such as foreign currency forward contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any, or only a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. In addition, our counterparties may be unable to meet the terms of the agreements. We seek to mitigate this risk by limiting counterparties to major financial institutions and by spreading the risk across several major financial institutions.

We are subject to a variety of U.S. and foreign laws and regulations that are central to our business; our failure to comply with these laws and regulations could harm our business or our operating results.

We are or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations regarding consumer protection, advertising, electronic commerce, intellectual property, product liability, manufacturing, anti-bribery and anti-corruption, and economic or other trade prohibitions or sanctions. In the EU, recent changes to consumer protection laws and regulations have resulted in significant increases in the fines for non-compliance. We may also become subject to new EU laws mandating transparency for users of artificial intelligence systems.

The increasingly global nature of our business operations subjects us to domestic and foreign laws and regulations such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions. Our products are also subject to U.S. export controls, including the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls. In addition, our recently acquired air purifier business subjects us to additional laws and regulations, such as the Federal Food, Drug, and Cosmetic Act, or FD&C Act, the Federal Insecticide, Fungicide and Rodenticide Act, the U.S. Toxic Substances Control Act of 1976, U.S. Department of Energy Efficiency regulations, and various similar state and foreign country laws and regulations related to health and safety and other applicable laws required to manufacture, commercialize, sell or distribute air purification products. In the U.S., certain air purifiers intended for medical use are regulated as medical devices and are subject to regulation by the U.S. Food and Drug Administration, or FDA, under the FD&C Act and its implementing regulations. The FDA regulates, among other things, premarket clearance, establishment registration and device listing, manufacturing, packaging, labeling, servicing, recordkeeping, advertising, promotion, distribution, recalls and field actions, post-marketing monitoring and reporting. In order to commercially distribute certain air purifiers, we will be required to submit a premarket notification, or 510(k), to the FDA and obtain 510(k) clearance.

We are also subject to a variety of laws and regulations regarding information security and privacy. For example, the European Union's ("EU") General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act, or new interpretations of existing laws and regulations, impose significant requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance. These current and future data privacy laws and regulations may impede our initiatives designed to deliver targeting marketing.

Given the increasing number of foreign laws to which we are subject and the high level of complexity of these laws, there is a risk that some provisions may be inadvertently breached by us or by our subsidiaries, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. If we incur liability for noncompliance under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or services, which would negatively affect our business, financial condition, and operating results. In addition, any negative publicity directed to us as a result of lawsuits, regulatory proceedings, and legislative proposals could harm our brand or otherwise impact the growth of our business. Any costs incurred as a result of compliance efforts or other liabilities under these laws or regulations could harm our business and operating results.

We may incur costs in complying with changing tax laws in the United States and abroad, which could adversely impact our cash flow, financial condition and results of operations.

We are a U.S.-based company subject to taxes in multiple U.S. and foreign tax jurisdictions. Our profits, cash flow and effective tax rate could be adversely affected by changes in the tax rules and regulations in the jurisdictions in which we do business, unanticipated changes in statutory tax rates and changes to our global mix of earnings.

Environmental laws and regulations and unforeseen costs could negatively impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. We also face increasing complexity in our product design as we adjust to legal and regulatory requirements relating to our products. There is no assurance that such existing laws or future laws will not impair future earnings or results of operations.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various European and Asian markets, and Canada. For the fiscal 2022, 2021 and 2020, sales to non-U.S. customers accounted for 48.0%, 51.8%, and 47.9% of total revenue, respectively. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

- difficulties in staffing, managing and supporting operations in multiple countries;

- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

- fewer legal protections for intellectual property;

- foreign and U.S. taxation issues, tariffs, and international trade barriers;

- difficulties in obtaining any necessary governmental authorizations for the export of our products to certain foreign jurisdictions;

- potential fluctuations in foreign economies;

- government currency control and restrictions on repatriation of earnings;

- fluctuations in the value of foreign currencies and interest rates;

- general economic and political conditions in the markets in which we operate;

- domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future;

- changes in foreign currency exchange rates;

- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future; and

- our relationships with international distributors, some of whom may be operating without written contracts.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales to customers outside the United States are primarily denominated in Euro and

Japanese Yen and fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

If we experience a local or regional disaster or other business continuity problem, such as an earthquake, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. As we grow our operations in new geographic regions, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases. For example, the COVID-19 pandemic has disrupted and will continue to disrupt our supply chain and manufacturers, resulting in a disruption in manufacturing our products as further discussed in the risk factors entitled "*We depend on a limited number of manufacturers, and our reputation and results of operations would be harmed if these manufacturers fail to meet our requirements*" below and "*Our business has been, and will continue to be, adversely affected by the continuing effects of the coronavirus pandemic*" above.

The effects of regulations relating to conflict minerals may adversely affect our business.

The SEC requires companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties to research, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. These requirements could adversely affect the sourcing, availability and pricing of such minerals if they are found to be used in the manufacture of our products. In addition, we continue to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

Risks related to our Intellectual Property and Technology

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Significant technology used in our products, however, is not the subject of any patent protection, and we may be unable to obtain patent protection on such technology in the future. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. In addition, the laws of countries other than the United States in which we market our products may afford little or no effective protection of our intellectual property. Patents which may be granted to us in certain foreign countries may be subject to opposition proceedings brought by third parties or result in suits by us, which may be costly and result in adverse consequences for us. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property and other proprietary rights, our business, results of operations or financial condition could be materially harmed.

In addition, defending our intellectual property rights may entail significant expense. We believe that certain products in the marketplace may infringe our existing intellectual property rights. We have, from time to time, resorted to legal proceedings to protect our intellectual property and may continue to do so in the future. For example, on October 15, 2019, we initiated a patent infringement lawsuit in federal district court in Massachusetts against SharkNinja Operating LLC and its related entities ("SharkNinja") for infringement of five patents for technology related to robotic vacuum cleaners. In addition, we sought a preliminary injunction against SharkNinja for infringement of three U.S. patents. SharkNinja has in parallel sought declarations of non-infringement of thirteen U.S. patents owned by iRobot. On November 26, 2019, the federal district court in Massachusetts denied iRobot's motion for a preliminary injunction. On January 28, 2021, we initiated litigation against SharkNinja at the U.S. International Trade Commission ("ITC") as well as in federal district court in Massachusetts based on claims of patent infringement of five additional U.S. patents, and on January 5-12, 2022 the ITC held a trial on four of those patents and a final determination has not been made. In October 2022, we received a favorable initial determination in our patent infringement action against SharkNinja at the ITC. The ruling, which found that SharkNinja had infringed valid claims of multiple iRobot asserted patents, recommends that the ITC issue an order barring the importation of various infringing SharkNinja robotic cleaning products.

There is no guarantee that we will prevail on other patent infringement claims against third parties. We may be required to expend significant resources to monitor and protect our intellectual property rights. In addition, any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we were to prevail.

In addition, in the United States certain of our patents have been, and may continue to be, challenged by inter parte review or opposition proceedings. If our patents are subjected to inter parte review or opposition proceedings, we may incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available for our innovations.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

In the past we have faced multiple lawsuits based on claims of patent infringement. If the size of our markets increases, we would be more likely to be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. In addition, the vendors from which we license technology used in our products could become subject to similar infringement claims. Our vendors, or we, may not be able to withstand third-party infringement claims. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. In addition, we may be required to indemnify our retail and distribution partners for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our products to others. Infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

In addition, we incorporate open source software into our products, and we may continue to incorporate open source software into our products in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our products that contained the open source software and required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business and financial condition.

Cybersecurity risks could adversely affect our business and disrupt our operations.

The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our devices, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber attacks such as viruses and worms, phishing attacks, distributed denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire sensitive information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. These threats may be increased due to the work-from-home policies implemented by us and our customers, suppliers and distributors as a result of mitigation measures related to the COVID-19 pandemic. Any cyber attack that attempts to obtain our data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, operating results, and financial condition, be expensive to remedy, and damage our reputation. Our cyber insurance may not protect against all of the costs and liabilities arising from a cyber attack.

If we suffer data breaches involving the designs, schematics or source code for our products, our brand, business and financial results could be adversely affected.

We attempt to securely store our designs, schematics and source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. If we or our partners are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our brand, business and financial results.

We operate our business in jurisdictions where intellectual property theft or compromise is common.

Currently, we maintain significant operations in China, where a majority of our products are manufactured. Subject to contractual confidentiality obligations, we are required to share significant product design materials with third-parties necessary for the design and manufacture of our products. We cannot be sure that our data or intellectual property will not be compromised through cyber-intrusion, theft or other means, particularly when the data or intellectual property is held by partners in foreign jurisdictions. Should our intellectual property be compromised, it may be difficult to enforce our rights in China and other foreign jurisdictions in which we operate.

We collect, store, process, and use customer data, including certain personal and robot-specific information, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our business.

Our latest floor cleaning robots, as well as additional products in development, collect, store, process, and use certain customer data, which subjects us to governmental regulation and other legal obligations related to privacy, information security, and data protection, and any security breaches or our actual or perceived failure to comply with such legal obligations could harm our business. We collect, store, process, and use personal information and other user data, and we rely on third parties that are not directly under our control to do so as well. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to or acquire sensitive user data, which may expose us to a risk of loss, litigation, or regulatory proceedings. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our user data, we may also have obligations to notify users about the incident, and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. In addition, the regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. For example, the European Union's ("EU") General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act impose significant requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. Moreover, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data.

Further, we may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. Russia adopted such a law in 2014, and a similar law became effective in China in November 2021. If other countries in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our robots rely on the interplay among behavior-based artificially intelligent systems, real-world dynamic sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions. Despite testing, our new or existing products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems have and may continue to result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, mandatory or voluntary recall or product upgrades, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. Our quality control procedures relating to the raw materials and components that it receives from third-party suppliers as well as our quality control procedures relating to its products after those products are designed, manufactured and packaged may not be sufficient. In addition, increased development and warranty costs, including the costs of any mandatory or voluntary recall, could be substantial and could reduce our operating margins. The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us. A successful product liability claim could result in substantial cost, diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

Risks Related to Ownership of our Common Stock

The market price of our common stock may fluctuate significantly.

The market price of our common stock has at times experienced substantial price volatility as a result of variations between our actual and anticipated financial results, announcements by us and our competitors, projections or speculation about our business or that of our competitors by the media or investment analysts or uncertainty about current global economic conditions. The stock market, as a whole, also has experienced extreme price and volume fluctuations that have affected the market price of the common stock of many technology companies in ways that may have been unrelated to such companies' operating performance. In addition, the market price of our common stock may be, and we believe recently has been, significantly impacted by investors covering large short positions in our common stock. Furthermore, we believe the market price of our common stock should reflect future growth and profitability expectations. If we fail to meet these expectations, the market price of our common stock may significantly decline.

In addition, there are many other factors that may cause the market price of our common stock to fluctuate, including:

- actual or anticipated variations in our quarterly operating results, including fluctuations resulting from changes in foreign exchange rates or acquisitions by us, or the quarterly financial results of companies perceived to be similar to us;

- deterioration and decline in general economic, industry and/or market conditions;

- announcements of technological innovations or new products or services by us or our competitors;

- changes in estimates of our financial results or recommendations by market analysts;

- announcements by us or our competitors of significant projects, contracts, acquisitions, strategic alliances or joint ventures;

- the pending Merger with Amazon, and

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt.

Our financial results often vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary significantly from quarter-to-quarter in the future. These fluctuations may be due to numerous factors including:

- the size, timing and mix of orders from retail stores and distributors for our consumer robots;

- the mix of products that we sell in the period;

- disruption of supply of our products from our manufacturers;

- disruptions to our supply chain due to inclement weather, pandemics, labor disruptions or other factors beyond our control, including COVID-19;

- seasonality in the sales of our products;

- the timing of new product introductions;

- unanticipated costs incurred in the introduction of new products;

- costs and availability of labor and raw materials;

- costs of freight and tariffs;

- changes in our rate of returns for our consumer products;

- our ability to introduce new products and enhancements to our existing products on a timely basis; and

- warranty costs associated with our consumer products.

We do not expect that our revenues will grow at rates that will allow us to achieve profitability for the foreseeable future, and we may not achieve a return to profitability in the future. We base our current and future expense levels on our internal operating plans and sales forecasts, including forecasts of holiday sales for our consumer products. A significant portion of our operating expenses, such as research and development expenses, certain marketing and promotional expenses and employee wages and salaries, do not vary directly with sales and are difficult to adjust in the short term. As a result, if sales for a quarter are below our expectations, we might not be able to reduce operating expenses for that quarter. Accordingly, a sales shortfall during a fiscal quarter, and in particular the fourth quarter of a fiscal year, could have a disproportionate effect on our operating results for that quarter or that year. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

- limitations on the removal of directors;
- a classified board of directors so that not all members of our board are elected at one time;
- advance notice requirements for stockholder proposals and nominations;
- the inability of stockholders to act by written consent or to call special meetings;
- the ability of our board of directors to make, alter or repeal our by-laws; and
- the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Risks Related to the Merger

The Merger, the pendency of the Merger or our failure to complete the Merger could have a material adverse effect on our business, results of operations, financial condition and stock price.

On August 4, 2022, we entered into the Merger Agreement with Amazon and Merger Sub, providing for the acquisition of iRobot by Amazon. Completion of the Merger is subject to the satisfaction of various conditions, including (1) the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of our common stock (which we obtained at the special meeting of our stockholders held on October 17, 2022), (2) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other approvals, clearances or expirations of waiting periods under other antitrust laws and foreign investment laws, (3) the absence of any order, injunction or law prohibiting the consummation of the Merger, (4) the accuracy of the other party's representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (5) compliance in all material respects with the other party's obligations under the Merger Agreement, and (6) no Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement that is continuing. There is no assurance that all of the various conditions will be satisfied, or that the Merger will be completed on the proposed terms, within the expected timeframe, or at all. Furthermore, there are additional inherent risks in the Merger, including the risks detailed below.

During the period prior to the closing of the Merger, our business is exposed to certain inherent risks due to the effect of the announcement or pendency of the Merger on our business relationships, financial condition, operating results and business, including:

- uncertainty or competitive forces in the marketplace, which could lead current and prospective customers, retailers and distributors to purchase products from others or reduce, delay or cancel purchasing from us; for example, in early November 2022, we were notified by one of our top five customers by revenue that it planned to cease purchasing our products effective immediately, which we believe is a direct result of the pending Merger. Following discussions with this customer, the customer plans to purchase our products for at least the first six months of 2023;
- uncertainty caused by negative sentiment in the marketplace with respect to treatment of user data and concerns about possible changes to our products and services or policies;

- disruption to our business and operations, including diversion of management attention and resources;

- the inability to attract and retain key personnel, and the possibility that our current employees could be distracted, and their productivity decline as a result, due to uncertainty regarding the Merger;

- the inability to pursue alternative business opportunities or make changes to our business pending the completion of the Merger, and other restrictions on our ability to conduct our business;

- our inability to solicit other acquisition proposals during the pendency of the Merger;

- the amount of the costs, fees, expenses and charges related to the Merger Agreement and the Merger; and

- other developments beyond our control, including, but not limited to, changes in domestic or global economic conditions that may affect the timing or success of the Merger.

The Merger may be delayed, and may ultimately not be completed, due to a number of factors, including:

- the receipt on September 19, 2022, of a request for additional information and documentary materials (the "Second Request") from the Federal Trade Commission ("FTC") in connection with the FTC's review of the Merger;

- the failure to obtain regulatory approvals from various governmental entities (or the imposition of any conditions, limitations or restrictions on such approvals);

- potential future stockholder litigation and other legal and regulatory proceedings, which could delay or prevent the Merger; and

- the failure to satisfy the other conditions to the completion of the Merger, including the possibility that a Material Adverse Effect on our business would permit Amazon not to close the Merger.

If the Merger does not close, our business and stockholders would be exposed to additional risks, including:

- to the extent that the current market price of our common stock reflects an assumption that the Merger will be completed, the price of our common stock could decrease if the Merger is not completed;

- investor confidence could decline, stockholder litigation could be brought against us, relationships with existing and prospective customers, distributors, retailers, service providers, investors, lenders and other business partners may be adversely impacted, we may be unable to retain key personnel, and profitability may be adversely impacted due to costs incurred in connection with the pending Merger;

- the requirement that we pay a termination fee of $56.0 million if the Merger Agreement is terminated in certain circumstances, including by the Company to enter into a superior proposal or by Amazon because the Board withdraws its recommendation in favor of the Merger; and

- the potential inability of the Company to restore business with any customers, retailers, or distributors lost due to uncertainty or competitive forces in the marketplace relating to the pending Merger, including the loss of one of the Company's top five customers by revenue in early November 2022, that is believed to have been caused by the pending Merger, as well as the potential negative impact of these forces on the ability of the Company to attract prospective customers, which could adversely impact the Company's business, financial condition, and stock price in the event that the Merger is not completed.

Even if successfully completed, there are certain risks to our stockholders from the Merger, including:

- the amount of cash to be paid under the Merger Agreement is fixed and will not be adjusted for changes in our business, assets, liabilities, prospects, outlook, financial condition or operating results or in the event of any change in the market price of, analyst estimates of, or projections relating to, our common stock;

- the fact that receipt of the all-cash per share merger consideration under the Merger Agreement is taxable to stockholders that are treated as U.S. holders for U.S. federal income tax purposes; and

- the fact that, if the Merger is completed, our stockholders will forego the opportunity to realize the potential long-term value of the successful execution of our current strategy as an independent company.

While the Merger Agreement is in effect, we are subject to restrictions on our business activities.

While the Merger Agreement is in effect, we are generally required to conduct our business in the ordinary course consistent with past practice, and are restricted from taking certain actions without Amazon's prior consent, which is not to be unreasonably withheld, conditioned or delayed. These limitations include, among other things, certain restrictions on our ability to amend our organizational documents, acquire other businesses and assets, dispose of our assets, make investments, repurchase, reclassify or issue securities, make loans, pay dividends, incur indebtedness, make capital expenditures, enter into, amend or terminate certain contracts, change accounting policies or procedures, initiate or settle certain litigation, change tax classifications and elections, or take certain actions relating to intellectual property. These restrictions could prevent us from pursuing strategic business opportunities and taking actions with respect to our business, including effectively responding to competitive pressures and industry developments, that we may consider advantageous and may, as a result, materially and adversely affect our business, results of operations and financial condition.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our corporate headquarters are located in Bedford, Massachusetts, where we lease approximately 250,000 square feet. This lease expires on April 30, 2030. We also lease smaller facilities around the world. We believe that our leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time and in the ordinary course of business, we are subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations. See Footnote 13 to our consolidated financial statements for a description of certain of our legal proceedings.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

ITEM 5.   *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on The Nasdaq Global Select Market under the symbol "IRBT." As of January 27, 2023, there were approximately 27,423,694 shares of our common stock outstanding held by approximately 184 stockholders of record.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report on Form 10-K.

Form 10-K

ITEM 6. **[*RESERVED*]**

Not Applicable.

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The information contained in this section has been derived from our consolidated financial statements and should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to the "safe harbor" created by those sections. In particular, statements contained in this Annual Report on Form 10-K that are not historical facts, including, but not limited to statements concerning our pending acquisition by Amazon, expectations regarding the timing of the Merger, new product sales, product development and offerings, ability to address consumer needs, the expansion of our addressable market, factors for differentiation of our products, product integration plans, our consumer robots, our competition, our strategy, our market position, market acceptance of our products, seasonal factors, revenue recognition, our profits, growth of our revenues, composition of our revenues, our cost of revenues, units shipped, average selling prices, the impact of promotional activity and tariffs, the timing of and ability to recover tariff refund claims, operating expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, and compensation costs, our projected income tax rate, our credit and letter of credit facilities, including our ability to extend or refinance the credit facility, our valuations of investments, valuation and composition of our stock-based awards, efforts to mitigate supply chain challenges, availability of semiconductor chips, liquidity and the impact of cost-control measures and the amount of restructuring charges related to such activities, constitute forward-looking statements and are made under these safe harbor provisions. Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "could," "seek," "intends," "plans," "estimates," "anticipates," or other comparable terms and negative forms of such terms. Forward-looking statements involve inherent risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed in greater detail under the heading "Risk Factors" in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Overview

iRobot is a leading global consumer robot company that designs and builds robots that empower people to do more. With over 30 years of artificial intelligence ("AI") and advanced robotics experience, we are focused on building thoughtful robots and developing intelligent home innovations that help make life better for millions of people around the world. iRobot's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation, human-robot interaction and physical solutions. Leveraging this portfolio, we plan to add new capabilities and expand our offerings to help consumers make their homes easier to maintain, more efficient, more secure and healthier places to live.

Since our founding in 1990, we have developed the expertise necessary to design, build, sell and support durable, high-performance and cost-effective robots through the close integration of software, electronics and hardware. Following the introduction of the Roomba robotic vacuum cleaner ("RVC") in 2002, we have sold nearly 50 million consumer robots worldwide to become a global, market-leading consumer robotics innovator with a strong presence in a number of major geographic regions worldwide. Our core technologies serve as reusable building blocks that we adapt and expand to create next-generation robotic platforms. We believe that this approach accelerates the time to market while also reducing the costs, time and other risks associated with product development. These capabilities are amplified by iRobot OS, an evolution of our Genius Home Intelligence platform. The software intelligence of iRobot OS powers our portfolio of connected robotic floor care products, enabling an ever-expanding range of new features and thoughtful digital experiences that improve overall cleaning performance, personalization and control. By leveraging our considerable expertise and ongoing investment in AI, home understanding and machine vision technologies, iRobot OS provides consumers with greater control over where, when and how our robots work, simple integration with other smart home devices, thoughtful recommendations to further enhance the cleaning experience, and the ability to share and transfer home knowledge across multiple iRobot robots. We believe that the capabilities within iRobot OS will support our long-term vision of building out a larger ecosystem that encompasses a broader range of adjacent robotic and smart home categories. We believe that our significant expertise in robot design, engineering, and smart home technologies and targeted focus on understanding and addressing consumer needs, positions us well to expand our total addressable market and capitalize on the anticipated growth in a wider range of robotic and smart home categories.

Our total revenue for fiscal 2022 was $1,183.4 million, declining 24.4% from revenue of $1,565.0 million in fiscal 2021. Geographically, domestic revenue declined by $139.1 million, or 18.4%, and international revenue declined by $242.5 million, or 29.9%. Entering 2022, we were focused on further expanding our business by addressing a range of supply chain challenges that constrained our financial performance in 2021. Although we made considerable progress in addressing those supply chain challenges, market conditions in our two largest regions, North America and EMEA, eroded considerably over the course of 2022. However, we were still able to deliver several important new innovations including the launch of two upgrades to our iRobot OS platform, delivering new features and digital experiences across our entire portfolio of WiFi-connected floor cleaning robots. In September 2022, we introduced the Roomba Combo™ j7+, an advanced floor cleaning robot that can vacuum and mop in a single cleaning job. We ended 2022 with 17.6 million connected customers, an increase of 26% from 2021.

In March 2022, the Section 301 List 3 Tariff Exclusion was reinstated, which eliminated the 25% tariff on Roomba products imported from China beginning on October 12, 2021 and continuing until December 31, 2022. This exclusion, which was subsequently extended until September 30, 2023 entitled us to a refund of approximately $32.0 million in tariffs paid. During fiscal 2022, we recognized a benefit of $11.7 million from tariff refunds as reduction to cost of product revenue related to tariffs paid on products imported after October 12, 2021 and sold during fiscal 2021. As of December 31, 2022, we received $26.8 million of the tariff refund and the outstanding refund receivable of $5.2 million is recorded in other current assets on the consolidated balance sheet.

Merger Agreement

On August 4, 2022, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Amazon.com, Inc., a Delaware corporation ("Parent" or "Amazon") and Martin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, each share of common stock of the Company, par value $0.01 per share ("Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") (subject to certain exceptions, including shares of Common Stock owned by the Company, Merger Sub, Parent or any of their respective direct or indirect wholly owned subsidiaries and shares of Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will, at the Effective Time, automatically be cancelled and converted into the right to receive $61.00 in cash, without interest and subject to applicable withholding taxes. If the Merger is consummated, the Company's Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934.

Fiscal Periods

We operate and report using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, our fiscal quarters will end on the Saturday that falls closest to the last day of the third month of each quarter. As used in this Annual Report on Form 10-K, "fiscal 2022" refers to the 52-week fiscal year ending December 31, 2022, "fiscal 2021" refers to the 52-week fiscal year ended January 1, 2022, and "fiscal 2020" refers to the 53-week fiscal year ended January 2, 2021.

Key Financial Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we use the following key metrics, including non-GAAP financial measures, to evaluate and analyze our core operating performance and trends, and to develop short-term and long-term operational plans. The most directly comparable financial measures calculated under U.S. GAAP are gross profit and operating (loss) income. In fiscal 2022, 2021 and 2020, we had gross profit of $350.1 million, $550.3 million and $670.2 million, respectively, and operating (loss) income of ($240.4) million, ($1.1) million, and $146.3 million, respectively. A summary of key metrics and certain non-GAAP financial measures for fiscal 2022, 2021 and 2020, is as follows:

	Fiscal Year Ended					
	December 31, 2022		January 1, 2022		January 2, 2021	
	(dollars in thousands, except average gross selling prices)					
	(unaudited, except for total revenue)					
Total Revenue	$	1,183,383	$	1,564,987	$	1,430,390
Non-GAAP Gross Profit	$	348,385	$	552,573	$	637,174
Non-GAAP Gross Margin		29.4 %		35.3 %		44.5 %
Non-GAAP Operating (Loss) Income	$	(167,956)	$	38,256	$	149,674
Non-GAAP Operating Margin		(14.2)%		2.4 %		10.5 %
Total robot units shipped (in thousands)		4,182		5,602		5,494
Average gross selling prices for robot units	$	337	$	332	$	318

Our non-GAAP financial measures reflect adjustments based on the following items. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations from these results should be carefully evaluated.

Amortization of acquired intangible assets: Amortization of acquired intangible assets consists of amortization of intangible assets including completed technology, customer relationships, and reacquired distribution rights acquired in connection with business combinations as well as any non-cash impairment charges associated with intangible assets in connection with our past acquisitions.

Net Merger, Acquisition and Divestiture (Income) Expense: Net merger, acquisition and divestiture (income) expense primarily consists of transaction fees, professional fees, and transition and integration costs directly associated with mergers, acquisitions and divestitures, including with respect to the Merger. It also includes business combination adjustments including adjustments after the measurement period has ended.

Stock-Based Compensation: Stock-based compensation is a non-cash charge relating to stock-based awards.

Tariff Refunds: Our Section 301 List 3 Tariff Exclusion was reinstated in March 2022, which temporarily eliminates tariffs on our Roomba products imported from China beginning on October 12, 2021 until December 31, 2022. This temporary exclusion, which was subsequently extended until September 30, 2023, entitles us to a refund of all related tariffs previously paid since October 12, 2021. We exclude the refunds for tariff costs expensed during fiscal 2021 from our fiscal 2022 non-GAAP measures because those tariff refunds associated with tariff costs incurred in the past have no impact to our current period earnings.

IP Litigation Expense, Net: IP litigation expense, net relates to legal costs incurred to litigate patent, trademark, copyright and false advertising infringements, or to oppose or defend against interparty actions related to intellectual property. Any settlement payment or proceeds resulting from these infringements are included or netted against the costs.

Restructuring and Other: Restructuring charges are related to one-time actions associated with realigning resources, enhancing operational productivity and efficiency, or improving our cost structure in support of our strategy. Such actions are not reflective of ongoing operations and include costs primarily associated with severance costs, certain professional fees, costs associated with consolidation of facilities, warehouses and any other leased properties, and other non-recurring costs directly associated with resource realignments tied to strategic initiatives or changes in business conditions.

Gain/Loss on Strategic Investments: Gain/loss on strategic investments includes fair value adjustments, realized gains and losses on the sales of these investments and losses on the impairment of these investments.

Income tax adjustments: Income tax adjustments include the tax effect of the non-GAAP adjustments, calculated using the appropriate statutory tax rate for each adjustment. We reassess the need for any valuation allowance recorded based on the non-GAAP profitability and have eliminated the effect of the valuation allowance recorded in the U.S. jurisdiction. We also exclude certain tax items, including impact from stock-based compensation windfalls/shortfalls, that are not reflective of income tax expense incurred as a result of current period earnings.

We exclude these items from our non-GAAP measures to facilitate an evaluation of our current operating performance and comparisons to our past operating performance. These items may vary significantly in magnitude or timing and do not necessarily reflect anticipated future operating activities. In addition, we believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared with our peer companies.

The following table reconciles gross profit, operating (loss) income, net (loss) income and net (loss) income per share on a GAAP and non-GAAP basis for fiscal 2022, 2021, and 2020:

		Fiscal Year Ended				
		December 31, 2022		January 1, 2022		January 2, 2021
		(in thousands, except per share amounts)				
GAAP Gross Profit	$	350,093	$	550,299	$	670,229
Amortization of acquired intangible assets		2,812		1,223		1,920
Stock-based compensation		2,194		1,321		1,511
Net merger, acquisition and divestiture expense		462		—		—
Tariff refunds		(11,727)		(270)		(36,486)
Restructuring and other		4,551	$	—	$	—
Non-GAAP Gross Profit	$	348,385	$	552,573	$	637,174
Non-GAAP Gross Margin		29.4 %		35.3 %		44.5 %
GAAP Operating (Loss) Income	$	(240,383)	$	(1,100)	$	146,322
Amortization of acquired intangible assets		15,361		2,253		2,912
Stock-based compensation		31,905		21,694		29,975
Tariff refunds		(11,727)		(270)		(36,486)
Net merger, acquisition and divestiture expense (income)		18,657		2,059		(566)
IP litigation expense, net		4,638		13,464		5,444
Restructuring and other		13,593		156		2,073
Non-GAAP Operating (Loss) Income	$	(167,956)	$	38,256	$	149,674
Non-GAAP Operating Margin		(14.2)%		2.4 %		10.5 %
GAAP Net (Loss) Income	$	(286,295)	$	30,390	$	147,068
Amortization of acquired intangible assets		15,361		2,253		2,912
Stock-based compensation		31,905		21,694		29,975
Tariff refunds		(11,727)		(270)		(36,486)
Net merger, acquisition and divestiture expense (income)		18,657		2,059		(1,241)
IP litigation expense, net		4,638		13,464		5,444
Restructuring and other		13,593		156		2,073
Loss (gain) on strategic investments		19,718		(30,063)		(43,817)
Income tax effect		76,424		(1,969)		12,651
Non-GAAP Net Income	$	(117,726)	$	37,714	$	118,579
GAAP Net (Loss) Income Per Diluted Share	$	(10.52)	$	1.08	$	5.14
Dilutive effect of non-GAAP adjustments		6.19		0.26		(1.00)
Non-GAAP Net (Loss) Income Per Diluted Share	$	(4.33)	$	1.34	$	4.14

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates and assumptions are based on historical experience and various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from our estimates.

The accounting policies, methods and estimates used to prepare our financial statements are described in Note 2 Summary of Significant Accounting Policies of Notes to Consolidated Financial Statements in this Annual Report. We consider the following accounting policies to be those that are most important to the portrayal of our financial condition and that require a higher degree of judgment:

- revenue recognition and
- accounting for income taxes.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns and other credits and incentives. Revenue is recognized only to the extent that it is probable that a significant reversal of revenue will not occur and when collection is considered probable.

Frequently, our contracts with customers contain multiple promised goods or services. Such contracts may include any of the following, the consumer robot, downloadable app, cloud services, potential future unspecified software upgrades, premium customer care and extended warranties. For these contracts, we account for the promises separately as individual performance obligations if they are distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, we consider a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract. Our consumer robots are highly dependent on, and interrelated with, the embedded software and cannot function without the software. As such, the consumer robots are accounted for as a single performance obligation. We have determined that the app, cloud services and potential future unspecified software upgrades represent one performance obligation to the customer to enhance the functionality and interaction with the robot (referred to collectively as "Cloud Services"). Other services and support are considered distinct and therefore are treated as separate performance obligations.

Significant Judgments

Our contracts with customers may contain multiple promises to transfer products and services as described above. Determining whether products and services are considered distinct may require significant judgment.

Determining the standalone selling price ("SSP") for each distinct performance obligation requires judgment. We allocate revenue to all distinct performance obligations based on their relative SSPs. When available, we use observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect our best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. Our process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the facts and circumstances related to each performance obligation including, market data or the estimated cost of providing the products or services.

Determining the revenue recognition period for services requires judgment. The transaction price allocated to the Cloud Services is deferred and recognized on a straight-line basis over the estimated term of the Cloud Services. Other services and support are recognized over their service periods.

Estimating variable consideration such as product returns and sales incentives requires judgment. We provide limited rights of returns for direct-to-consumer sales generated through its online stores and certain resellers and distributors. We record an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and our expectation of future returns. In addition, we may provide other credits or incentives which are accounted for as variable consideration when estimating the amount of revenue to recognize. Where appropriate, these estimates take into consideration relevant factors such as our historical experience, current contractual requirements, specific known market events and forecasted inventory level in the channels. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. We regularly evaluate the adequacy of our estimates for product returns and other credits and incentives. Future market conditions and product transitions may require us to take action to change such programs and related estimates. When the variables used to estimate these reserves change, or if actual results differ significantly from the estimates, we would be required to increase or reduce revenue to reflect the impact.

Accounting for Income Taxes

We are subject to income taxes in the United States and other foreign jurisdictions. Significant judgment is required in determining our provision for income taxes, and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis using enacted tax rates in effect in the years in which those temporary differences are expected to be recovered or settled in each jurisdiction. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that the related benefits will not be realized. We regularly review the deferred tax assets for recoverability considering historical profitability, projected future taxable income, future reversals of existing taxable temporary differences, as well as feasible tax planning strategies in each jurisdiction.

During the third quarter of fiscal 2022, we concluded that, based on our evaluation of available positive and negative evidence, it is no longer more likely than not that our net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of our U.S. deferred tax assets, we considered our cumulative loss for the past three years, the current macroeconomic trends, and expected future reversals of existing taxable temporary differences. Such objective negative evidence limits our ability to consider other subjective evidence, such as our projections for future growth. Given the weight of objectively verifiable historical losses from our U.S. operations, we recorded a valuation allowance of $57.5 million in the third quarter of fiscal 2022 as a reserve against our net U.S. federal and state deferred tax assets. As of December 31, 2022, the total valuation allowance relative to our U.S. federal and state deferred tax assets was $94.8 million. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that, based on technical merits, the position will be sustained upon examination by the tax authorities. The tax benefits of the position recognized in the financial statements are then measured based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. In addition, we recognize interest and penalties related to unrecognized tax benefits as a component of the income tax provision.

Overview of Results of Operations

The following table sets forth our results of operations for the periods shown (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Revenue	$ 1,183,383	$ 1,564,987	$ 1,430,390
Cost of revenue:			
Cost of product revenue	830,478	1,013,465	758,241
Amortization of acquired intangible assets	2,812	1,223	1,920
Total cost of revenue	833,290	1,014,688	760,161
Gross profit	350,093	550,299	670,229
Operating expenses:			
Research and development	166,508	161,331	156,670
Selling and marketing	293,307	289,848	265,475
General and administrative	118,112	99,190	100,770
Amortization of acquired intangible assets	12,549	1,030	992
Total operating expenses	590,476	551,399	523,907
Operating (loss) income	(240,383)	(1,100)	146,322
Other (expense) income, net	(21,300)	29,384	41,593
(Loss) income before income taxes	(261,683)	28,284	187,915
Income tax expense (benefit)	24,612	(2,106)	40,847
Net (loss) income	$ (286,295)	$ 30,390	$ 147,068

The following table sets forth our results of operations as a percentage of revenue for the periods shown:

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue:			
Cost of product revenue	70.2	64.8	53.0
Amortization of acquired intangible assets	0.2	0.1	0.1
Total cost of revenue	70.4	64.9	53.1
Gross margin	29.6	35.1	46.9
Operating expenses:			
Research and development	14.1	10.3	11.0
Selling and marketing	24.8	18.5	18.6
General and administrative	10.0	6.3	7.0
Amortization of acquired intangible assets	1.0	0.1	0.1
Total operating expenses	49.9	35.2	36.7
Operating (loss) income	(20.3)	(0.1)	10.2
Other (expense) income, net	(1.8)	1.9	3.0
(Loss) income before income taxes	(22.1)	1.8	13.2
Income tax expense (benefit)	2.1	(0.1)	2.9
Net (loss) income	(24.2)%	1.9 %	10.3 %

Comparison of Years Ended December 31, 2022, January 1, 2022 and January 2, 2021

Revenue

We primarily derive our revenue from sales of our consumer robots and accessories directly to consumers through online stores and through our Home app and indirectly through retailers and distributors. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

The following table shows revenue for fiscal 2022, 2021 and 2020 (dollars in thousands):

	Fiscal Year Ended				
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Revenue	$ 1,183,383	$ 1,564,987	$ 1,430,390	$ (381,604)	$ 134,597

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Revenue decreased 24.4% to $1,183.4 million in fiscal 2022 from $1,565.0 million in fiscal 2021. Geographically, in fiscal 2022, international revenue decreased $242.5 million, or 29.9%, which primarily reflected a 42.5% decrease in EMEA and 5.9% decrease in Japan, while domestic revenue decreased $139.1 million, or 18.4%. While fiscal 2021 revenue reflected stronger pandemic-driven consumer demand, revenue for fiscal 2022 was impacted by order reductions, delays and cancellations by retailers and distributors in EMEA and North America as macroeconomic trends in these regions deteriorated and consumer spending slowed. These decreases in revenue reflected a 25.3% decrease in total robots shipped, and unfavorable exchange rate changes on Japanese Yen, slightly offset by a 1.5% increase in gross average selling price for fiscal 2022, compared to fiscal 2021. Despite the overall decline in revenue, direct-to-consumer revenue grew 3.4% to $193.7 million due primarily to continued enhancement of our digital marketing capabilities.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Revenue increased 9.4% to $1,565.0 million in fiscal 2021 from $1,430.4 million in fiscal 2020. Despite ongoing semiconductor chip constraints and shipping delays that limited our ability to fulfill orders during the fiscal 2021 holiday season, revenue increased $134.6 million, which was primarily attributable to a 4.4% increase in average gross selling price and a 2.0% increase in units shipped in fiscal 2021, as compared to fiscal 2020. The increase in average gross selling price was primarily driven by 15.4% growth in sales of our mid and premium tier floor cleaning robots. In fiscal 2021, international revenue increased $125.1 million, or 18.2%, due primarily to 21.9% growth in EMEA and a 15.2% increase in Japan, while domestic revenue increased $9.5 million, or 1.3%. Our direct-to-consumer revenue growth of 24.2% to $187.4 million, or 12.0% of total revenue, reflected continued expansion of this channel as we invested in enhancing the online buying experience and upgrading our digital marketing capabilities.

Cost of Product Revenue

Cost of product revenue primarily consists of product cost, including costs of our contract manufacturers for production and component product costs, inbound and outbound freight, import duties, tariffs, logistics and fulfillment costs, manufacturing and tooling equipment depreciation, hosting costs and warranty cost. In addition, we include other expenses associated with supply chain logistics including personnel-related expenses of salaries and related costs. In 2022, cost of product revenue also included cost associated with consolidation of warehouses and other non-recurring cost directly associated with resource realignments tied to strategic initiatives or changes in business conditions. We outsource the manufacture of our products to contract manufacturers in southern China and Malaysia. During 2022, we continued to scale manufacturing capacity in Malaysia. In addition, because our purchase contract with our contract manufacturers in China and Malaysia are typically denominated in U.S. dollars, changes in currency exchange rates may impact our suppliers and increase our prices.

The following table shows cost of product revenue for fiscal 2022, 2021 and 2020 (dollars in thousands):

	Fiscal Year Ended				
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Cost of product revenue	$ 830,478	$ 1,013,465	$ 758,241	$ (182,987)	$ 255,224
As a percentage of revenue	70.2 %	64.8 %	53.0 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Cost of product revenue decreased $183.0 million, or 18.1%, to $830.5 million in fiscal 2022, compared to $1,013.5 million in fiscal 2021. The decrease in cost was primarily driven by the 24.4% decrease in revenue, lower Section 301 tariff expense and lower warranty costs in fiscal 2022, compared to fiscal 2021. In March 2022, we were granted a temporary exclusion from Section 301 List 3 tariffs which eliminated the 25% tariff on Roomba products imported from China beginning on October 12, 2021 and continuing until December 31, 2022. In late December 2022, the temporary exclusion was subsequently extended until September 30, 2023. As a result of this exclusion, during fiscal 2022, we recorded a net tariff benefit of $8.8 million including approximately $11.7 million benefit recognized to cost of product revenue related to tariffs expensed in prior year, compared to $48.3 million in tariff expense during fiscal 2021. The decrease was offset by higher supply chain cost continuing from the second half of fiscal 2021, a one-time action associated with the consolidation of warehouses of $4.0 million in the U.S., as well as higher logistics costs associated with the elevated inventory levels in fiscal 2022.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Cost of product revenue increased $255.2 million, or 33.7%, to $1,013.5 million in fiscal 2021, compared to $758.2 million in fiscal 2020. The cost of product revenue in fiscal 2021 included $48.3 million in tariff costs, whereas in fiscal 2020, we recognized a benefit of $36.5 million from tariff refunds associated with a temporary tariff exclusion, which eliminated the 25% tariff on Roomba products imported from China. The increase in cost of product revenue is also attributable to the 9.4% increase in revenue, as well as higher costs associated with the global supply chain challenges including increased oceanic transport and air freight expenses and higher raw materials and component costs associated with limited semiconductor chip availability.

Gross Profit

Our gross profit as a percentage of revenue, referred to as our gross margin, varies according to the mix of products sold, the channel mix through which we sell our products, the level of promotional activities, fluctuations of the impacts of our product and material cost saving initiatives, the foreign currency in which our products are sold, and tariff and duty costs imposed by governmental authorities.

The following table shows gross profit for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Gross profit	$ 350,093	$ 550,299	$ 670,229	$ (200,206)	$ (119,930)
Gross margin	29.6 %	35.1 %	46.9 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Gross profit decreased $200.2 million, or 36.4%, to $350.1 million (29.6% of revenue) in fiscal 2022 from $550.3 million (35.1% of revenue) in fiscal 2021. Gross margin decreased 5.5 percentage points largely due to changes in pricing and higher promotional activity and unfavorable exchange rate changes on Japanese Yen. The decrease was partially offset by lower tariff cost as we were granted temporary exclusion from Section 301 List 3 which eliminates the 25% tariffs on Roomba products imported from China as previously described, and a $11.7 million recognized benefit from tariff refunds during the first quarter of 2022 related to tariffs expensed in fiscal 2021.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Gross profit decreased $119.9 million, or 17.9%, to $550.3 million (35.1% of revenue) in fiscal 2021 from $670.2 million (46.9% of revenue) in fiscal 2020. The decrease in gross margin was primarily driven by Section 301 List 3 tariff costs of $48.3 million included in fiscal 2021, while we recognized a benefit of $36.5 million from tariff refunds in fiscal 2020. The remainder of the decrease in gross margin was driven by supply chain headwinds with increases in air and oceanic transportation, higher material costs and pricing and promotional activity.

Research and Development

Research and development expenses consist primarily of:

- salaries and related costs for our engineers;
- contractors and consulting expenses;
- costs of components and test equipment used for product, tooling and prototype development;
- occupancy and other overhead costs;
- acquisition-related costs associated with the Merger, including retention bonuses; and
- restructuring charges.

Our research and development team develops new software and hardware products as well as improves and enhances our existing software and hardware products to address customer demands and emerging trends. We have significantly expanded our research and development in software intelligence, resulting in recent upgrades to the iRobot OS platform, along with ongoing investment in AI, home understanding and machine vision technologies. We are committed to consistently maintaining our high level of innovative design and development of new products as we strive to enhance our ability to serve our existing consumer markets as well as new markets for robots. We anticipate that in fiscal 2023, research and development expenses will slightly increase in absolute dollars and as a percentage of revenue.

The following table shows research and development costs for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Research and development	$ 166,508	$ 161,331	$ 156,670	$ 5,177	$ 4,661
As a percentage of revenue	14.1 %	10.3 %	11.0 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Research and development expenses increased $5.2 million, or 3.2%, to $166.5 million (14.1% of revenue) in fiscal 2022 from $161.3 million (10.3% of revenue) in fiscal 2021. This increase was primarily due to a $4.2 million increase in people-related costs associated with additional headcount during the first half of 2022, $1.8 million of retention bonuses associated with the pending Merger and $1.3 million of severance-related costs associated with the August 2022 restructuring, partially offset by a $3.2 million decrease in short-term incentive compensation costs.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Research and development expenses increased $4.7 million, or 3.0%, to $161.3 million (10.3% of revenue) in fiscal 2021 from $156.7 million (11.0% of revenue) in fiscal 2020. This increase is primarily due to an $8.0 million increase in people-related costs associated with additional headcount and higher program-related costs of $4.6 million during fiscal 2021, offset by lower short-term incentive compensation of $8.0 million resulting from changes in assessments mainly driven by supply chain challenges as further discussed elsewhere in this Annual Report on Form 10-K.

Selling and Marketing

Our selling and marketing expenses consist primarily of:

- salaries and related costs for sales and marketing personnel;
- advertising, marketing and other brand-building costs;
- product display expenses;
- customer service costs;
- technology subscription and cloud expenses;
- acquisition-related costs associated with the Merger, including retention bonuses; and
- restructuring charges.

We anticipate that in fiscal 2023, selling and marketing expenses will decrease in absolute dollars and as a percentage of revenue due to planned reductions in working media and other demand generation activities, and the anticipated impact of reductions in headcount associated with the February 2023 restructuring and related hiring plans for the remainder of the year.

The following table shows selling and marketing costs for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Selling and marketing	$ 293,307	$ 289,848	$ 265,475	$ 3,459	$ 24,373
As a percentage of revenue	24.8 %	18.5 %	18.6 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Selling and marketing expenses increased by $3.5 million, or 1.2%, to $293.3 million (24.8% of revenue) in fiscal 2022 from $289.8 million (18.5% of revenue) in fiscal 2021. This increase was primarily driven by $2.5 million severance-related costs associated with the August 2022 restructuring, a $2.4 million increase in people-related costs associated with additional headcount during the first half of 2022 and a $2.2 million increase related to stock-based compensation driven by lower expense in the prior year from our performance-based restricted stock units that are based on certain financial performance targets. In addition, the increase was also attributable to a $1.7 million increase in technology related costs including cloud service and maintenance and support fees, and $1.3 million retention bonuses associated with the pending Merger. These increases were partially offset by a $4.2 million decrease from prior year on consulting services costs that supported enhancements of our direct-to-consumer sales channel, digital marketing and e-commerce capabilities, and a $1.5 million decrease on product display related costs.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Selling and marketing expenses increased by $24.4 million, or 9.2%, to $289.8 million (18.5% of revenue) in fiscal 2021 from $265.5 million (18.6% of revenue) in fiscal 2020. This increase was primarily attributable to higher people-related costs of $12.4 million associated with additional headcount, higher marketing spend of $7.8 million associated with increased used of working media to drive sales growth and new launches, as well as $6.5 million higher technology related cost including cloud service and maintenance and support fees as we continue to invest in our digital marketing and e-commerce capabilities. These increases were offset by lower short-term incentive compensation of $3.3 million resulting from changes in assessments driven by supply chain challenges as further discussed elsewhere in this Annual Report on Form 10-K.

General and Administrative

Our general and administrative expenses consist primarily of:

- salaries and related costs for executives and administrative personnel;
- professional services costs;
- information systems and infrastructure costs;
- travel and related costs;
- occupancy and other overhead costs;
- acquisition-related costs associated with the Merger, including retention bonuses; and
- restructuring charges.

The following table shows general and administrative costs for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
General and administrative	$ 118,112	$ 99,190	$ 100,770	$ 18,922	$ (1,580)
As a percentage of revenue	10.0 %	6.3 %	7.0 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

General and administrative expenses increased by $18.9 million, or 19.1%, to $118.1 million (10.0% of revenue) in fiscal 2022 from $99.2 million (6.3% of revenue) in fiscal 2021. This increase was primarily driven by a $13.9 million increase in acquisition-related costs, including retention bonuses and legal fees, associated with the pending Merger and a $6.2 million increase related to stock-based compensation driven by lower expense in prior year from our performance-based restricted stock units that are based on certain financial performance targets. The increase was also attributable to $4.5 million in restructuring charges associated with the Facility restructuring as described in Note 2 to the consolidated financial statements and August 2022 restructuring in fiscal 2022, a $3.0 million increase on enterprise software maintenance, support and services cost, and a $2.7 million increase related to the allowance for credit losses. These increases were partially offset by a $10.2 million decrease in legal fees driven by lower intellectual property litigation costs.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

General and administrative expenses increased by $1.6 million, or 1.6%, to $99.2 million (6.3% of revenue) in fiscal 2021 from $100.8 million (7.0% of revenue) in fiscal 2020. This decrease is primarily attributable to lower vesting expectations related to our performance-based stock-based compensation and lower short-term incentive compensation of $14.9 million and a $4.6 million decrease in the allowance for credit losses associated with the uncertainty of collection from certain customer accounts resulting from the pandemic. The decrease is offset by an increase of $8.8 million in legal fees driven by higher intellectual property litigation costs and a $4.6 million increase associated with people related cost resulting from additional headcount.

Amortization of Acquired Intangible Assets

Amortization of acquired technology and reacquired distribution rights are recorded within cost of revenue whereas the amortization of acquired customer relationships, non-compete agreements and tradenames are recorded within operating expenses. Reacquired distribution rights are amortized on an accelerated basis, while all other intangible assets are amortized over their respective estimated useful lives on a straight-line basis, consistent with the pattern in which the economic benefits are being utilized.

The following table shows total amortization expense for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Cost of revenue	$ 2,812	$ 1,223	$ 1,920	$ 1,589	$ (697)
Operating expense	12,549	1,030	992	11,519	38
Total amortization expense	$ 15,361	$ 2,253	$ 2,912	$ 13,108	$ (659)
As a percentage of revenue	1.3 %	0.1 %	0.2 %		

The increases in amortization of acquired intangible assets during fiscal 2022 as compared to fiscal 2021, was primarily related to an $11.1 million impairment loss on acquired intangible assets recorded during the third quarter of 2022.

Other (expense) income, net

Other (expense) income, net includes interest income, interest expense, foreign currency gains (losses) as well as gains (losses) from strategic investments. The following table shows other (expense) income, net for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Other (expense) income, net	$ (21,300)	$ 29,384	$ 41,593	$ (50,684)	$ (12,209)
As a percentage of revenue	(1.8)%	1.9 %	3.0 %		

Other (expense) income, net amounted to ($21.3) million, $29.4 million and $41.6 million for fiscal 2022, 2021 and 2020, respectively. During fiscal 2022, 2021, and 2020, other (expense) income, net, included a net loss of $19.7 million, a net gain of $30.1 million and a net gain of $43.8 million from our strategic investments, respectively.

Income Tax Provision (Benefit)

The following table shows income tax provision (benefit) for fiscal 2022, 2021 and 2020 (dollars in thousands):

| | Fiscal Year Ended | | | | |
	December 31, 2022	January 1, 2022	January 2, 2021	$ Change 2022 vs. 2021	$ Change 2021 vs. 2020
Income tax provision (benefit)	$ 24,612	$ (2,106)	$ 40,847	$ 26,718	$ (42,953)
As a percentage of pre-tax income	(9.4)%	(7.4)%	21.7 %		

Year ended December 31, 2022 as compared to the year ended January 1, 2022

We recorded an income tax provision of $24.6 million and an income tax benefit of $2.1 million for fiscal 2022 and fiscal 2021, respectively. The provision for fiscal 2022 resulted in an effective income tax rate of (9.4)%. The $2.1 million benefit for fiscal 2021 resulted in an effective income tax rate of (7.4)%.

Our effective income tax rate of (9.4)% for fiscal 2022 differed from the federal statutory tax rate of 21% primarily due to the recording of a full valuation allowance against our U.S. deferred tax assets. During the third quarter of fiscal 2022, we concluded that, based on our evaluation of available positive and negative evidence, it is no longer more likely than not that our net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of our U.S. deferred tax assets, the key factors used to determine positive and negative evidence included our recent losses resulting in cumulative loss for the three-year period ended December 31, 2022, current macroeconomic trends, and expected future reversals of existing taxable temporary differences. Such objective negative evidence limits our ability to consider other subjective evidence, such as our projections for future growth. Given the weight of objectively verifiable historical cumulative three-year losses from our U.S.

operations, we recorded a valuation allowance of $57.5 million in the third quarter of fiscal 2022 as a reserve against our net U.S. federal and state deferred tax assets. As of December 31, 2022, the total valuation allowance relative to our U.S. federal and state deferred tax assets was $94.8 million. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

We recorded an income tax benefit of $2.1 million and income tax provision of $40.8 million for fiscal 2021 and fiscal 2020, respectively. The $2.1 million benefit for fiscal 2021 resulted in an effective income tax rate of (7.4)%. The $40.8 million provision for fiscal 2020 resulted in an effective income tax rate of 21.7%.

Our effective income tax rate of (7.4)% for fiscal 2021 differed from the federal statutory tax rate of 21% primarily due to the impact of tax benefits related to research and development tax credits, the deduction for Foreign Derived Intangible Income and a discrete tax benefit associated with stock-based compensation. The decrease in the effective income tax rate of (7.4)% for fiscal 2021 as compared to 21.7% for fiscal 2020 is primarily driven by lower income in 2021 and the impact of tax benefits during the period.

Liquidity and Capital Resources

At December 31, 2022, our principal sources of liquidity were cash and cash equivalents totaling $117.9 million. Our working capital, which represents our total current assets less total current liabilities, was $232.1 million as of December 31, 2022, compared to $393.9 million as of January 1, 2022. Cash and cash equivalents held by our foreign subsidiaries totaled $30.8 million as of December 31, 2022. The undistributed earnings of our foreign subsidiaries remain permanently reinvested outside of the United States as of December 31, 2022. We believe our existing cash balance, expected future operating cash flows and our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. See more detailed discussion below.

On August 4, 2022, we entered into the Merger Agreement with Amazon and Merger Sub, providing for the acquisition of iRobot by Amazon. We have agreed to various covenants and agreements, including, among others, agreements to conduct our business in the ordinary course of business between the execution of the Merger Agreement and the closing of the Merger. Outside of certain limited exceptions, we may not take certain actions without Amazon's consent, including (i) acquiring businesses and disposing of significant assets, (ii) incurring expenditures above specified thresholds; (iii) incurring additional debt above specified thresholds, (iv) issuing additional securities, or (v) repurchasing shares of our outstanding common stock. We do not believe these restrictions will prevent us from meeting our ongoing costs of operations, working capital needs or capital expenditure requirements.

We manufacture and distribute our products through contract manufacturers and third-party logistics providers. We believe this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion, and only invest periodically in leasehold improvements a portion of which is often reimbursed by the landlords of these facilities. Accordingly, our capital spending is generally limited to machinery and tooling, leasehold improvements, business applications software and computer and equipment. During the fiscal years ended December 31, 2022 and January 1, 2022, we spent $12.3 million and $29.9 million, respectively, on capital expenditures.

Our strategy for delivering consumer products to our distributors and retail customers gives us the flexibility to provide container shipments directly from our contract manufacturers in Southern China and Malaysia to our customers or, alternatively, allows our distributors and certain retail customers to take possession of product on a domestic basis. Accordingly, our inventory consists of goods shipped to our third-party logistics providers for the fulfillment of distributor, retail and direct-to-consumer sales. Our contract manufacturers are also responsible for purchasing and stocking components required for the production of our products, and they typically invoice us when the finished goods are shipped.

Cash used in operating activities

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Net cash used in our operations for the fiscal year ended December 31, 2022 was $90.0 million, of which the principal components were our net loss of $286.3 million, partially offset by the non-cash charges of $117.3 million and the cash inflow of $79.0 million from change in working capital. The change in working capital was driven by net cash inflows of $94.8 million and $49.4 million related to accounts receivable and inventory, respectively, offset by net cash outflow of $73.6 million in accounts payable driven by a decrease in accrued expense and payables primarily due to lower inventory purchases.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Net cash used in our operations for the fiscal year ended January 1, 2022 was $32.0 million, of which the principal components were the cash outflow of $86.3 million from change in working capital, partially offset by our net income of $30.4 million and non-cash charges of $23.9 million. The cash outflow from changes in working capital is mainly driven by cash used in inventory of $151.2 million offset by cash inflow from the increase in accounts payable of $82.3 million.

Cash provided by (used in) investing activities

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Net cash provided by investing activities for the fiscal year ended December 31, 2022 was $2.2 million. During the year ended December 31, 2022, we received $17.7 million from the sales and maturities of our investment while we paid $3.2 million for the purchases of investments. We invested $12.3 million in the purchase of property and equipment, primarily related to machinery and tooling for new products.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Net cash used in investing activities for the fiscal year ended January 1, 2022 was $48.1 million. During the year ended January 1, 2022, we acquired Aeris for $71.4 million, net of cash acquired, and invested $29.9 million in the purchase of property and equipment, including machinery and tooling for new products. In addition, we made strategic investments of $10.8 million while proceeds from the sales and maturities of marketable securities amounted to $64.0 million.

Cash provided by (used in) financing activities

Year ended December 31, 2022 as compared to the year ended January 1, 2022

Net cash provided by financing activities for the fiscal year ended December 31, 2022 was $2.9 million. During the year ended December 31, 2022, we received $4.7 million from employee stock plans and paid $1.8 million upon vesting of restricted stock where 30,023 shares were retained by us to cover employee tax withholdings.

Year ended January 1, 2022 as compared to the year ended January 2, 2021

Net cash used in financing activities for the fiscal year ended January 1, 2022 was $148.4 million, which primarily reflects the repurchase of 1,198,218 shares of our common stock for $100.0 million under an accelerated share repurchase agreement during the third quarter of 2021, and the repurchase of 446,954 shares of our common stock for $50.0 million under a stock repurchase program during the second quarter of 2021.

Working Capital Facility

Credit Facility

As of December 31, 2022, we had a $150.0 million secured revolving line of credit which expires in June 2023, and no outstanding borrowings under our revolving credit facility.

The credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guarantee additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

The credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, our obligations under the credit facility may be accelerated.

On May 4, 2022, we entered into a Second Amendment (the "Second Amendment") to the Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with Bank of America N.A. (the "Lender") with an effective date of March 31, 2022. The Second Amendment waives the quarterly tested leverage and interest coverage covenants in the Credit Agreement for the first, second and third quarters of 2022. The interest coverage ratio calculation for the fourth quarter of 2022 was changed to a trailing nine months. Additionally, a new liquidity covenant was added for the remainder of 2022. The Second Amendment also increased the borrowing rate under the Credit Agreement for 2022 to LIBOR plus 1.5%.

On October 28, 2022, we entered into a Third Amendment to the Credit Agreement (the "Third Amendment"). The Third Amendment temporarily increased the commitments under the facility to $200.0 million for the time period from October 28, 2022 to December 29, 2022. On December 30, 2022, the commitment was reduced by $50.0 million and returned to the previous $150.0 million. In addition, the Third Amendment replaced the quarterly tested leverage and interest coverage covenants with a new minimum cash requirement of $25.0 million to be tested on October 31, 2022 and November 30, 2022. The Third Amendment also requires that the borrowing under the Credit Agreement must be below $75.0 million on December 30, 2022 and for ten consecutive days during the first quarter in 2023. The Third Amendment changed the borrowing rate under the Credit Agreement to SOFR plus 1.5% plus a credit spread adjustment of 0.1%. In connection with the Third Amendment, the Company entered into a security and pledge agreement granting the Lender a security interest in substantially all of its U.S. assets.

On January 17, 2023, we entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement which reduced the amount of the facility from $150.0 million to $100.0 million and increased the interest rate of (1) Term SOFR Loans to 4.50%, (2) Base Rate Loans to 3.50%, and (3) unused Commitments to 3.50%. In addition, the Fourth Amendment established a borrowing base for the revolving facility equal to the total of 80% of eligible receivables, 50% of eligible inventory, and upon the satisfaction of certain conditions, up to 30% of eligible in-transit inventory, all subject to any applicable reserves. Additionally, the Fourth Amendment required us to maintain $25.0 million of cash in the U.S. at all times, which is tested monthly and replaced the requirement that the borrowing under the Credit Agreement be under $75.0 million (1) on December 30, 2022 and (2) for ten consecutive days during the first quarter in 2023, and replaced it with a requirement that the borrowing under the Credit Agreement be $25.0 million or less (1) on December 29, 2023 and (2) for thirty consecutive days between January 17, 2023 and September 17, 2024. The Fourth Amendment also extended the maturity date of the Credit Agreement from June 30, 2023 to September 17, 2024, and continues to be secured by substantially all of our U.S. assets.

As of December 31, 2022, we were in compliance with covenants under the Credit Agreement.

Lines of Credit

We have a secured letter of credit facility with Bank of America, N.A., available to fund letters of credit up to an aggregate outstanding amount of $5.0 million. As of December 31, 2022, we had letters of credit outstanding of $0.4 million under our letter of credit facility and other lines of credit with Bank of America, N.A.

We have an unsecured guarantee line of credit with Mizuho, Bank Ltd., available to fund import tax payments up to an aggregate outstanding amount of 250.0 million Japanese Yen. As of December 31, 2022, we had no outstanding balance under the guarantee line of credit.

Liquidity

The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

We have a long history of profitable operations, positive operating cash flows and substantial liquidity that was further strengthened during the first year of the COVID-19 pandemic as consumer demand for our products increased considerably. During fiscal 2022, our revenue declined 24% from fiscal 2021 primarily due to lower orders from retailers and distributors in the United States and EMEA largely resulting from a decline in consumer sentiment, and resultant spending, driven by high inflation, rising interest rates, rising energy costs, the potential recessionary outlook and geopolitical instability, which was exacerbated by the Russia-Ukraine war. The lower revenue has resulted in operating losses of $240.4 million and operating cash outflows of $90.0 million for the fiscal 2022. As a result, our cash and cash equivalents and short-term investments have declined from $234.5 million as of January 1, 2022 to $117.9 million as of December 31, 2022.

As of December 31, 2022, we have no outstanding borrowings from our $150.0 million available revolving line of credit which expires on June 30, 2023. On January 17, 2023, we entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement which reduces the amount of the facility from $150.0 million to $100.0 million and extends the maturity date of the Credit Agreement from June 30, 2023 to September 17, 2024 (see Note 8 for additional details about our Credit Agreement).

We have considered and assessed our ability to continue as a going concern for the one year from the date that the audited consolidated financial statements are issued. Our assessment included the preparation of cash flow forecasts taking into account actions already implemented. We considered additional actions within our control that we would implement, if necessary, to maintain liquidity and operations in the ordinary course. We have already undertaken the following actions to improve profitability and operating cash flows and align the organization to the lower revenue level:

- During August 2022, we initiated a restructuring of our operations designed to better align our cost structure with near-term revenue and cash flow generation, advance key strategic priorities, increase efficiencies and improve our profitability going forward. As part of this August 2022 restructuring, we reduced our workforce and terminated approximately 100 employees, which represents 8% of our workforce and eliminated a number of open positions entering the third quarter of 2022. As a follow-on action to our August 2022 restructuring of operations and in anticipation that market conditions will remain challenging into 2023, we initiated a new restructuring program at the beginning of February 2023 and reduced our workforce by approximately 85 employees or 7%. In addition to the reduction in force, our 2023 operating plan incorporates scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and minimal new hiring plans in 2023. At December 31, 2022, we had 1,254 employees. Including the aforementioned reductions in force of approximately 85 employees, we have had a total reduction of 203 employees since the end of fiscal 2021. In addition to the reduction of our headcount, we signed a sublease agreement for a portion of our headquarter during the fourth quarter of fiscal 2022 and plan to further consolidate our global facilities footprint during fiscal 2023. We currently anticipate that our August 2022 and February 2023 restructuring actions will deliver net cost savings of approximately $42.0 million in 2023, including actions associated with the facilities consolidation.

- Inventory has consumed a significant amount of cash and we continue to manage our inventory level carefully. As of December 31, 2022, the inventory balance was $285.3 million, or 95 days, a reduction of $133.8 million, or 95 days from the third quarter of fiscal 2022. In 2023, we will continue to manage our inventory to a level that aligns with current run rates of the business. As such, we have temporarily reduced robot production since late January 2023 at our contract manufacturing partners in China and Malaysia with plans to increase production in April 2023.

While we estimate such actions will be sufficient to allow us to maintain liquidity and our operations in the ordinary course for at least 12 months from the issuance of these financial statements, there can be no assurance we will generate sufficient future cash flows from operations due to potential factors, including, but not limited to, further inflation, the continued rising interest rates, ongoing recessionary conditions or continued reduced demand for our products. If we are not successful in increasing demand for our products, or if macroeconomic conditions further constrain consumer demand, we may continue to experience adverse impacts to revenue and profitability. Additional actions within our control to maintain our liquidity and operations include optimizing our production volumes with contract manufacturers by reducing inventory supply forecast for cancellable purchase orders, further reducing discretionary spending in all areas of the business, decreasing working media spending and realigning resources through ongoing attrition without rehiring activity. Should we require further funding in the future, there can be no assurance that we will be able to obtain additional debt financing on terms acceptable to us, or at all.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Contractual Obligations

We generally do not enter into binding purchase commitments. Our principal commitments consist of obligations under our credit facility, leases for office space, inventory related purchase obligations, and minimum contractual obligations. Other obligations consist primarily of subscription services. The following table describes our commitments to settle contractual obligations in cash as of December 31, 2022 (in thousands):

	Payments Due by Period				
	Less Than 1 Year	**1 to 3 Years**	**3 to 5 Years**	**More Than 5 Years**	**Total**
Operating leases (1)	$ 6,916	$ 11,191	$ 10,516	$ 11,601	$ 40,224
Inventory-related purchase obligations (2)	18,469	—	—	—	18,469
Minimum contractual payments	12,750	24,917	1,500	—	39,167
Other obligations	9,240	7,244	—	—	16,484
Total	$ 47,375	$ 43,352	$ 12,016	$ 11,601	$ 114,344

(1) Operating leases obligations include cash inflows from existing contractual facility sublease through April 2030 as of December 31, 2022.

(2) Includes estimated obligations under purchase orders related to inventory. Excludes purchase orders that can be cancelled without penalty.

At December 31, 2022, we had outstanding purchase orders aggregating approximately $151.5 million. Included in the outstanding purchase orders, $18.5 million are not cancellable without penalty which is a decrease of $23.4 million from prior year as we continue to manage liquidity. The purchase orders, the majority of which are with our contract manufacturers for the purchase of inventory in the normal course of business, are for manufacturing and non-manufacturing related goods and services, and are cancellable without penalty.

Recently Issued Accounting Pronouncements

See Note 2 to the accompanying consolidated financial statements for a description of certain recently issued accounting standards which may impact our financial statements in future reporting periods.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Exchange Rate Sensitivity

Our international revenue and expenses are denominated in multiple currencies, including British Pounds, Canadian Dollars, Chinese Renminbi, Euros, Japanese Yen and Swiss Franc. As such, we have exposure to adverse changes in exchange rates associated with the revenue and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international revenue.

In addition to international business conducted in foreign currencies, we have international revenue denominated in U.S. dollars. As the U.S. dollar strengthens or weakens against other currencies, our international distributors may be impacted, which could affect their profitability and our ability to maintain current pricing levels on our international consumer products.

We regularly monitor the forecast of non-U.S. dollar revenue and expenses and the level of non-U.S. dollar monetary asset and liability balances to determine if any actions, including possibly entering into foreign currency contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations. Periodically, we enter into forward exchange contracts to hedge against foreign currency fluctuations. These contracts may or may not be designated as cash flow hedges for accounting purposes. We use cash flow hedges primarily to reduce the effects of foreign exchange rate changes on sales in Euros and Japanese Yen. These contracts typically have maturities of three years or less. At December 31, 2022 and January 1, 2022, we had outstanding cash flow hedges with a total notional value of $362.9 million and $423.3 million, respectively.

We also enter into economic hedges that are not designated as hedges from an accounting standpoint to reduce or eliminate the effects of foreign exchange rate changes typically related to short term trade receivables and payables. These contracts have maturities of twelve months or less. At December 31, 2022 and January 1, 2022, we had outstanding economic hedges with a total notional value of $242.0 million and $325.4 million, respectively.

At December 31, 2022, assuming all other variables are constant, if the U.S. Dollar weakened or strengthened by 10%, the fair market value of our foreign currency contracts would increase or decrease by approximately $43.7 million.

Interest Rate Sensitivity

At December 31, 2022, we had unrestricted cash and cash equivalents of $117.9 million. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means a change in prevailing interest rates may cause the fair market value of the investment to fluctuate. To minimize this risk in the future, we have the ability to invest in a variety of securities including, commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of December 31, 2022, all of our cash and cash equivalents were held in demand deposits and money market funds.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

iROBOT CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iRobot Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of iRobot Corporation and its subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Product Returns

As described in Notes 2 and 3 to the consolidated financial statements, the Company provides limited rights of returns for direct-to-consumer sales generated through its on-line stores and certain resellers and distributors. The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and management's expectation of future returns. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. As of December 31, 2022, the Company had reserves for product returns of $49.2 million.

The principal considerations for our determination that performing procedures relating to the allowance for product returns is a critical audit matter are (i) the significant judgment by management in developing the allowance for product returns related to management's expectation of future returns; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the allowance for product returns and management's expectation of future returns.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of the allowance for product returns. These procedures also included, among others (i) testing management's process for developing the allowance for product returns, (ii) evaluating the appropriateness of management's approach to calculate the allowance for product returns, (iii) testing the completeness and accuracy of underlying historical sales and returns data used by management to develop the allowance for product returns, and (iv) evaluating the reasonableness of management's expectation of future returns based on historical experience by customer by product.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 14, 2023

We have served as the Company's auditor since 1999.

iROBOT CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2022		January 1, 2022
ASSETS			
Current assets:			
Cash and cash equivalents	$	117,949	$ 201,457
Short term investments		—	33,044
Accounts receivable, net		66,025	160,642
Inventory		285,250	333,296
Other current assets		59,076	61,094
Total current assets		528,300	789,533
Property and equipment, net		60,909	78,887
Operating lease right-of-use assets		26,084	37,609
Deferred tax assets		16,248	37,945
Goodwill		167,724	173,292
Intangible assets, net		11,260	28,410
Other assets		24,918	38,753
Total assets	$	835,443	$ 1,184,429
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	184,016	$ 251,298
Accrued expenses		98,959	132,618
Deferred revenue and customer advances		13,208	11,767
Total current liabilities		296,183	395,683
Operating lease liabilities		33,247	43,462
Deferred tax liabilities		931	3,250
Other long-term liabilities		29,366	25,311
Total long-term liabilities		63,544	72,023
Total liabilities		359,727	467,706
Commitments and contingencies (Note 13)			
Preferred stock, 5,000 shares authorized and none outstanding		—	—
Common stock, $0.01 par value; 100,000 shares authorized; 27,423 and 27,006 shares issued and outstanding, respectively		274	270
Additional paid-in capital		257,498	222,653
Retained earnings		199,415	485,710
Accumulated other comprehensive income		18,529	8,090
Total stockholders' equity		475,716	716,723
Total liabilities and stockholders' equity	$	835,443	$ 1,184,429

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Revenue	$ 1,183,383	$ 1,564,987	$ 1,430,390
Cost of revenue:			
Cost of product revenue	830,478	1,013,465	758,241
Amortization of acquired intangible assets	2,812	1,223	1,920
Total cost of revenue	833,290	1,014,688	760,161
Gross profit	350,093	550,299	670,229
Operating expenses:			
Research and development	166,508	161,331	156,670
Selling and marketing	293,307	289,848	265,475
General and administrative	118,112	99,190	100,770
Amortization of acquired intangible assets	12,549	1,030	992
Total operating expenses	590,476	551,399	523,907
Operating (loss) income	(240,383)	(1,100)	146,322
Other (expense) income, net	(21,300)	29,384	41,593
(Loss) income before income taxes	(261,683)	28,284	187,915
Income tax expense (benefit)	24,612	(2,106)	40,847
Net (loss) income	$ (286,295)	$ 30,390	$ 147,068
Net (loss) income per share:			
Basic	$ (10.52)	$ 1.10	$ 5.23
Diluted	$ (10.52)	$ 1.08	$ 5.14
Number of shares used in per share calculations:			
Basic	27,214	27,687	28,101
Diluted	27,214	28,162	28,618

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net (loss) income	$ (286,295)	$ 30,390	$ 147,068
Other comprehensive (loss) income, net of tax:			
Net foreign currency translation adjustments	(5,853)	(11,730)	14,045
Net unrealized gains (losses) on cash flow hedges, net of tax	39,578	23,715	(13,932)
Net gains on cash flow hedge reclassified into earnings, net of tax	(23,286)	(3,398)	(3,587)
Net unrealized losses on marketable securities, net of tax	—	(4)	(28)
Total comprehensive (loss) income	$ (275,856)	$ 38,973	$ 143,566

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) ("AOCI")	Stockholders' Equity
	Shares	Value				
Balance at December 28, 2019	28,352	$ 284	$ 196,455	$ 452,321	$ 3,009	$ 652,069
Issuance of common stock under employee stock plans	151	1	5,583			5,584
Vesting of restricted stock units	391	4	(4)			—
Stock-based compensation			29,975			29,975
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(46)	—	(1,845)			(1,845)
Other comprehensive loss					(3,502)	(3,502)
Directors' deferred compensation			85			85
Stock repurchases	(664)	(7)	(24,993)			(25,000)
Net income				147,068		147,068
Balance at January 2, 2021	28,184	$ 282	$ 205,256	$ 599,389	$ (493)	$ 804,434
Issuance of common stock under employee stock plans	143	1	6,718			6,719
Vesting of restricted stock units	369	3	(3)			—
Stock-based compensation			21,694			21,694
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(45)	—	(5,161)			(5,161)
Other comprehensive income					8,583	8,583
Directors' deferred compensation			64			64
Stock repurchases	(1,645)	(16)	(5,915)	(144,069)		(150,000)
Net income				30,390		30,390
Balance at January 1, 2022	27,006	$ 270	$ 222,653	$ 485,710	$ 8,090	$ 716,723
Issuance of common stock under employee stock plans	126	1	4,718			4,719
Vesting of restricted stock units	321	3	(3)			—
Stock-based compensation			31,905			31,905
Stock withheld to cover tax withholdings requirements upon restricted stock vesting	(30)	—	(1,775)			(1,775)
Other comprehensive income					10,439	10,439
Net loss				(286,295)		(286,295)
Balance at December 31, 2022	27,423	$ 274	$ 257,498	$ 199,415	$ 18,529	$ 475,716

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net (loss) income	$ (286,295)	$ 30,390	$ 147,068
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	47,869	33,309	34,762
Loss (gain) on equity investments	19,718	(30,063)	(43,817)
Stock-based compensation	31,905	21,694	29,975
Deferred income taxes, net	18,799	(6,934)	13,837
Other	(1,003)	5,940	6,467
Changes in operating assets and liabilities — (use) source, excluding effects of acquisition			
Accounts receivable	94,750	10,290	(21,893)
Inventory	49,399	(151,193)	(24,535)
Other assets	52,029	(19,868)	(15,804)
Accounts payable	(73,598)	82,289	48,699
Accrued expenses and other liabilities	(43,594)	(7,824)	57,289
Net cash (used in) provided by operating activities	(90,021)	(31,970)	232,048
Cash flows from investing activities:			
Additions of property and equipment	(12,325)	(29,928)	(31,599)
Purchase of investments	(3,150)	(10,811)	(4,150)
Cash paid for business acquisition, net of cash acquired	—	(71,357)	—
Sales and maturities of investments	17,723	63,976	13,500
Net cash provided by (used in) investing activities	2,248	(48,120)	(22,249)
Cash flows from financing activities:			
Proceeds from employee stock plans	4,719	6,719	5,584
Income tax withholding payment associated with restricted stock vesting	(1,775)	(5,161)	(1,845)
Stock repurchases	—	(150,000)	(25,000)
Net cash provided by (used in) financing activities	2,944	(148,442)	(21,261)
Effect of exchange rate changes on cash and cash equivalents	1,321	(2,646)	4,705
Net (decrease) increase in cash and cash equivalents	(83,508)	(231,178)	193,243
Cash and cash equivalents, at beginning of period	201,457	432,635	239,392
Cash and cash equivalents, at end of period	$ 117,949	$ 201,457	$ 432,635
Supplemental disclosure of cash flow information			
Cash paid for income taxes	$ 8,489	$ 20,375	$ 19,929

See accompanying Notes to Consolidated Financial Statements

iROBOT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

iRobot Corporation ("iRobot" or the "Company") designs, builds and sells robots and home innovations that make life better. The Company's portfolio of home robots and smart home devices features proprietary technologies for the connected home and advanced concepts in cleaning, mapping and navigation, human-robot interaction and physical solutions. iRobot's durable and high-performing robots are designed using the close integration of software, electronics and hardware. The Company's revenue is primarily generated from product sales through a variety of distribution channels, including chain stores and other national retailers, through the Company's own website and app, dedicated e-commerce websites, the online arms of traditional retailers and through value-added distributors and resellers worldwide.

Merger Agreement

On August 4, 2022, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Amazon.com, Inc., a Delaware corporation ("Parent" or "Amazon") and Martin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, each share of common stock of the Company, par value $0.01 per share ("Common Stock"), outstanding immediately prior to the effective time of the Merger (the "Effective Time") (subject to certain exceptions, including shares of Common Stock owned by the Company, Merger Sub, Parent or any of their respective direct or indirect wholly owned subsidiaries and shares of Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will, at the Effective Time, automatically be cancelled and converted into the right to receive $61.00 in cash, without interest and subject to applicable withholding taxes. If the Merger is consummated, the Company's Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation and Foreign Currency Translation

The accompanying consolidated financial statements include those of iRobot and its subsidiaries, after elimination of all intercompany balances and transactions. iRobot has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP").

For the Company's subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at period-end foreign exchange rates. Revenues and expenses are translated into U.S. dollars at the average foreign exchange rates for the period. Translation adjustments are excluded from the determination of net income (loss) and are recorded in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

The Company operates and reports using a 52-53 week fiscal year ending on the Saturday closest to December 31. Accordingly, the Company's fiscal quarters end on the Saturday that falls closest to the last day of the third month of each quarter. As used in the Annual Report on Form 10-K, "fiscal 2022" refers to the 52-week fiscal year ending December 31, 2022, "fiscal 2021" refers to the 52-week fiscal year ended January 1, 2022, and "fiscal 2020" refers to the 53-week fiscal year ended January 2, 2021.

Liquidity

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company has a long history of profitable operations, positive operating cash flows and substantial liquidity that was further strengthened during the first year of the COVID-19 pandemic as consumer demand for iRobot's products increased considerably. During fiscal 2022, the Company's revenue declined 24% from fiscal 2021 primarily due to lower orders from retailers and distributors in the United States and EMEA largely resulting from a decline in consumer sentiment, and resultant spending, driven by high inflation, rising interest rates, rising energy costs, the potential recessionary outlook and geopolitical instability, which was exacerbated by the Russia-Ukraine war. The lower revenue has resulted in operating losses of $240.4 million and operating cash outflows of $90.0 million for the fiscal 2022. As a result, the Company's cash and cash equivalents and short-term investments have declined from $234.5 million as of January 1, 2022 to $117.9 million as of December 31, 2022.

As of December 31, 2022, the Company has no outstanding borrowings from its $150.0 million available revolving line of credit which expires on June 30, 2023. On January 17, 2023, the Company entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement which reduces the amount of the facility from $150.0 million to $100.0 million and extends the maturity date of the Credit Agreement from June 30, 2023 to September 17, 2024 (see Note 8 for additional details about its Credit Agreement).

Management has considered and assessed its ability to continue as a going concern for the one year from the date that the audited consolidated financial statements are issued. Management's assessment included the preparation of cash flow forecasts taking into account actions already implemented. Management considered additional actions within its control that it would implement, if necessary, to maintain liquidity and operations in the ordinary course. Management has already undertaken the following actions to improve profitability and operating cash flows and align the organization to the lower revenue level:

- During August 2022, the Company initiated a restructuring of its operations designed to better align its cost structure with near-term revenue and cash flow generation, advance key strategic priorities, increase efficiencies and improve its profitability going forward. As part of this August 2022 restructuring, the Company reduced its workforce and terminated approximately 100 employees, which represents 8% of its workforce and eliminated a number of open positions entering the third quarter of 2022. As a follow-on action to the company's August 2022 restructuring of operations and in anticipation that market conditions will remain challenging into 2023, the Company initiated a new restructuring program at the beginning of February 2023 and reduced its workforce by approximately 85 employees or 7%. In addition to the reduction in force, iRobot's 2023 operating plan incorporates scaled back working media and other demand-generation activities, limited investment in non-robotic product categories and minimal new hiring plans in 2023. At December 31, 2022, the Company had 1,254 employees. Including the aforementioned reduction in force of 85 employees, the Company has had a total reduction of 203 employees since the end of fiscal 2021. In addition to the reduction of its headcount, the Company signed a sublease agreement for a portion of its headquarter during the fourth quarter of fiscal 2022 and plans to further consolidate its global facilities footprint during fiscal 2023. iRobot currently anticipates that its August 2022 and February 2023 restructuring actions will deliver net cost savings of approximately $42.0 million in 2023, including actions associated with the facilities consolidation.

- Inventory has consumed a significant amount of cash and the Company continues to manage its inventory level carefully. As of December 31, 2022, the inventory balance was $285.3 million, or 95 days, a reduction of $133.8 million, or 95 days from the third quarter of fiscal 2022. In 2023, the Company will continue to manage its inventory to a level that aligns with current run rates of the business. As such, iRobot has temporarily reduced robot production since late January 2023 at its contract manufacturing partners in China and Malaysia with plans to increase production in April 2023.

While management estimates such actions will be sufficient to allow it to maintain liquidity and its operations in the ordinary course for at least 12 months from the issuance of these financial statements, there can be no assurance the Company will generate sufficient future cash flows from operations due to potential factors, including, but not limited to, further inflation, the continued rising interest rates, ongoing recessionary conditions or continued reduced demand for the Company's products. If the Company is not successful in increasing demand for its products, or if macroeconomic conditions further constrain consumer demand, the Company may continue to experience adverse impacts to revenue and profitability. Additional actions within the Company's control to maintain its liquidity and operations include optimizing its production volumes with contract manufacturers by reducing inventory supply forecast for cancellable purchase orders, further reducing discretionary spending in all areas of the business, decreasing working media spending and realigning resources through ongoing attrition without rehiring activity. Should the Company require further funding in the future, there can be no assurance that it will be able to obtain additional debt financing on terms acceptable to the Company, or at all.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses. These estimates and judgments, include but are not limited to, revenue recognition, including performance obligations, standalone selling price, variable consideration and other obligations such as sales incentives and product returns; allowance for credit losses; impairment of goodwill and long-lived assets; valuation of non-marketable equity investments; product warranties; inventory excess and obsolescence; loss contingencies; accounting for stock-based compensation including valuation and assessments of performance-based awards; accounting for income taxes and related valuation allowances. The Company bases its estimates and assumptions on historical experience, market participant fair value considerations, projected future cash flows, current economic conditions, and various other factors that the Company believes are reasonable under the circumstances. Actual results and outcomes may differ from the Company's estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash and cash equivalents. The Company invests its excess cash primarily in money market funds or demand deposit accounts of major financial institutions. Accordingly, its cash and cash equivalents are subject to minimal credit and market risk. At December 31, 2022 and January 1, 2022, cash and cash equivalents totaled $117.9 million and $201.5 million, respectively. These cash and cash equivalents are carried at cost, which approximates fair value.

Short Term Investments

The Company's short term investments include marketable equity securities with readily determinable fair value. The fair value of investments is determined based on quoted market prices at the reporting date for those instruments. The change in fair value of the Company's investments in marketable equity securities is recognized as unrealized gains and losses in other (expense) income, net at the end of each reporting period.

Investments consisted of the following (in thousands):

	December 31, 2022		January 1, 2022	
	Cost	Fair Market Value	Cost	Fair Market Value
Marketable equity securities	$ —	$ —	$ 23,286	$ 33,044
Total short term investments	$ —	$ —	$ 23,286	$ 33,044

On July 22, 2021, Matterport, Inc. ("Matterport"), of which the Company held non-marketable equity securities, completed a merger with a special purpose acquisition company and began trading on Nasdaq under the symbol "MTTR." Prior to the merger, the Company accounted for the shares in Matterport as equity securities without readily determinable fair value. Upon consummation of the merger, the Company received 1.6 million shares of MTTR. The post merger Matterport shares received were subject to time based contractual sales restrictions which expired in January 2022. These shares were accounted for as marketable equity securities and measured at fair value with unrealized gains and losses recognized in other (expense) income, net at the end of each reporting period. During fiscal 2021, the Company recorded gains of $30.2 million associated with the Matterport investment.

During the first quarter of 2022, the Company sold these Matterport shares and received net proceeds of $16.2 million. In addition, the Company received an additional 0.2 million shares of Matterport during the first quarter of 2022 upon achievement of conditions set forth in the merger agreement, and sold these shares during the second quarter of 2022 for net proceeds of $1.2 million. During fiscal 2022, the Company recognized losses of $17.1 million in other (expense) income, net related to the sales of Matterport shares. As of December 31, 2022, the Company did not have any short term investments.

On July 1, 2020, Teladoc Health, Inc. ("Teladoc") closed on its previously announced acquisition of InTouch Health, of which the Company held non-marketable equity securities. In exchange for its shares of InTouch Health, the Company received 0.2 million shares of Teladoc and recorded a gain of $38.6 million to other income, net during fiscal 2020. The Teladoc shares received were subject to time based contractual sales restrictions which expired in January 2021. These shares were accounted for as marketable equity securities and measured at fair value with unrealized gains and losses recognized in other (expense) income, net at the end of each reporting period. As a result, the Company entered into an economic hedge in July 2020 to reduce the Company's exposure to stock price fluctuations during the restricted period. During the first quarter of 2021, the Company received net proceeds of $51.5 million related to the sale of Teladoc shares with gross proceeds of $60.1 million, net of settlement payment of $8.6 million for the related economic hedge.

Allowance for Credit Losses

The Company maintains an allowance for credit losses for accounts receivable using an expected loss model that requires the use of forward-looking information to calculate credit loss estimate. The expected loss methodology is developed through consideration of factors including, but not limited to, historical collection experience, current customer credit ratings, customer concentrations, current and future economic and market conditions and age of the receivable. The Company reviews and adjusts the allowance for credit losses on a quarterly basis. Accounts receivable balances are written off against the allowance when the Company determines that the balances are not recoverable. As of December 31, 2022 and January 1, 2022, the Company had an allowance for credit losses of $4.7 million and $4.6 million, respectively. Bad debt expense recorded in general and administrative expenses in the consolidated statements of operations during fiscal 2022 and 2021 were immaterial.

Accounts receivable allowances

Allowance for product returns: The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and the Company's expectation of future returns.

Allowance for other credits and incentives: The Company records an allowance related to customer incentives such as discounts, promotions, price protection and other support programs. The allowance is based on specific terms and conditions included in customer agreements, specific programs and sell-through expectations, historical experience and other factors.

Activity related to accounts receivable allowances was as follows (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Allowance for product returns			
Balance at beginning of period	$ 56,839	$ 64,343	$ 55,191
Provision	41,969	61,014	68,028
Deduction	(49,657)	(68,518)	(58,876)
Balance at end of period	$ 49,151	$ 56,839	$ 64,343
Allowance for other credits and incentives			
Balance at beginning of period	$ 101,606	$ 142,173	$ 134,046
Provision	269,187	267,821	285,139
Deduction	(264,274)	(308,388)	(277,012)
Balance at end of period	$ 106,519	$ 101,606	$ 142,173

Inventory

Inventory primarily consists of finished goods and, to a lesser extent, components, which are purchased from contract manufacturers. Inventory is stated at the lower of cost or net realizable value with cost being determined using the standard cost method, which approximates actual costs determined on the first-in, first-out basis. Inventory costs primarily consist of materials, inbound freight, import duties, tariffs, and other handling fees. The Company writes down its inventory for estimated obsolescence or excess inventory based upon assumptions around market conditions and estimates of future demand. Net realizable value is the estimated selling price less estimated costs of completion, disposal and transportation. Adjustments to reduce inventory to net realizable value are recognized in cost of revenue and have not been significant for the periods presented.

Tariff Refunds

In April 2020, the Company was granted a temporary exclusion from Section 301 List 3 tariffs by the United States Trade Representative ("USTR"). This exclusion, as extended in August 2020, eliminated the 25% tariff on Roomba products imported from China until December 31, 2020 and entitled the Company to a refund of approximately $57.0 million in tariffs paid since the date the Section 301 List 3 tariffs were imposed. The Company recognized a benefit of $36.5 million from tariff refund during fiscal 2020.

In March 2022, the Section 301 List 3 Tariff Exclusion was reinstated, which eliminated the 25% tariff on Roomba products imported from China beginning on October 12, 2021 and continuing until December 31, 2022. This exclusion, which was subsequently extended until September 30, 2023 entitled the Company to a refund of approximately $32.0 million in tariffs paid. During fiscal 2022, the Company recognized a benefit of $11.7 million from tariff refunds as reduction to cost of product revenue related to tariffs paid on products imported after October 12, 2021 and sold during fiscal 2021. As of December 31, 2022, the Company had received $26.8 million of the tariff refund and the outstanding refund receivable of $5.2 million is recorded in other current assets on the consolidated balance sheet.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives as follows:

	Estimated Useful Life
Computer and equipment	2-5 years
Furniture and fixtures	5
Machinery and tooling	2-5
Business applications software	3-7
Leasehold improvements	Lesser of economic benefit period or term of lease

Expenditures for additions and improvements that extend the useful lives of property and equipment are capitalized. Repairs, maintenance costs and losses associated with disposals or retirements are charged to expense as incurred.

Capitalization of Cloud Computing Arrangements

The Company incurs costs to implement cloud computing arrangements that are hosted by third-party vendors. Beginning in fiscal 2020, and continuing through fiscal 2022, the Company began investing and implementing various new direct-to-consumer and marketing technology and tools. Implementation costs incurred during the application development stage are capitalized until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the term of the associated hosting arrangement and are recognized as an operating expense within the consolidated statements of operations. During fiscal 2022 and 2021, the Company recorded amortization expenses of $1.8 million and $0.6 million, respectively, for these implementation costs. Capitalized costs were $7.3 million and $7.4 million as of December 31, 2022 and January 1, 2022, respectively, and are reported as a component of other assets on the Company's consolidated balance sheets.

Business Combinations

The Company allocates the purchase price of each acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. Goodwill is measured as the excess of the purchase price over the value of net identified assets acquired. While the Company uses its best estimates and assumptions to accurately value assets acquired, liabilities assumed, and contingent consideration, where applicable, at the acquisition date, its estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is generally one year from the acquisition date, any adjustment to the assets acquired and liabilities assumed is recorded against goodwill in the period in which the amount is determined. Any adjustment identified subsequent to the measurement period or the Company's final determination of estimated fair value, whichever comes first, is included in operating results in the period in which the adjustment is determined.

Goodwill and Other Long-Lived Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but rather is assessed for impairment at the reporting unit level annually during the fourth quarter of each fiscal year or more frequently if the Company believes indicators of impairment exist. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit.

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets and intangible assets. The Company periodically evaluates the recoverability of other long-lived assets whenever events and changes in circumstances, such as reductions in demand or significant economic slowdowns in the industry, indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

The impairment assessment of goodwill and other long-lived assets involves significant estimates and assumptions, which may be unpredictable and inherently uncertain. These estimates and assumptions include identification of reporting units and asset groups, long-term growth rates, profitability, estimated useful lives, comparable market multiples, and discount rates. Any changes in these assumptions could impact the result of the impairment assessment. There was no impairment of goodwill during fiscal 2022, 2021 and 2020. The Company performed its annual goodwill impairment analysis in fiscal 2022 using an entity valuation which was derived based on the attribution of the agreed-upon purchase price for the Merger. During fiscal 2022, the Company recognized impairment charges on intangible assets associated with the acquisition of Aeris Cleantec AG (see Note 6) and incurred impairment charges related to the Facility restructuring plan discussed within *Restructuring Charges* in Note 2. There was no impairment of long-lived assets during fiscal 2021 and 2020.

Strategic Investments

The Company holds non-marketable equity securities as part of its strategic investments portfolio. The Company classifies the majority of these securities as equity securities without readily determinable fair values and measures these investments at cost, less any impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. These investments are valued using significant unobservable inputs or data in an inactive market and the valuation requires the Company's judgment due to the absence of market prices and inherent lack of liquidity. The Company monitors non-marketable equity investments for impairment indicators, such as deterioration in the investee's financial condition and business forecasts and lower valuations in recent or proposed financings. The estimated fair value is based on quantitative and qualitative factors including, but not limited to, subsequent financing activities by the investee and projected discounted cash flows. The Company performs an assessment on a quarterly basis to assess whether triggering events for impairment exist and to identify any observable price changes. During fiscal 2022, the Company recorded impairment charges of $3.9 million related to investments in non-marketable equity securities. Changes in fair value of non-marketable equity investments are recorded in other (expense) income, net on the consolidated statements of operations. At December 31, 2022 and January 1, 2022, the Company's equity securities without readily determinable fair values totaled $15.1 million and $16.3 million, respectively, and are included in other assets on the consolidated balance sheets.

Warranty

The Company generally provides a one-year warranty on all of its products except in countries where a two-year warranty is required against defects in materials and workmanship. The Company's standard warranty provides for repair or replacement of the associated products during the warranty period. The Company records estimated warranty costs in the period the related revenue is recognized based on historical experience, expectations of future costs to repair or replace including freight and knowledge of specific product failures outside the Company's historical experience. Actual results could differ from these estimates, which could cause increases or decreases to the warranty reserves in future periods.

Financial Instruments and Hedging Activities

The Company utilizes derivative instruments to partially offset its financial risks to foreign exchange risk. The Company does not engage in speculative hedging activity. In order to account for a derivative instrument as a cash flow hedge, specific criteria must be met, including: (i) ensuring at the inception of the hedge that formal documentation exists for both the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge and (ii) at the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributed to the hedged risk during the period that the hedge is designated. Cash flow hedge amounts that are included in the assessment of hedge effectiveness are deferred in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges are recognized as a component of net sales in the same period as the related revenue is recognized. Absent meeting these criteria, changes in fair value are recognized in other (expense) income, net, in the consolidated statements of operations. The Company may also enter into non-designated foreign currency contracts to offset a portion of the foreign currency exchange gains and losses generated by the remeasurement of certain assets and liabilities denominated in non-functional currencies. Changes in fair value are recognized in other (expense) income, net, in the consolidated statements of operations.

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value. The fair value is established based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. These tiers include:

- Level 1 - observable inputs such as quoted prices for identical instruments in active markets;

- Level 2 - inputs other than quoted prices in active markets that are either directly or indirectly observable; and

- Level 3 - unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Stock-Based Compensation

The Company accounts for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. The Company issues equity incentive awards in the form of restricted stock units ("RSUs") and performance-based restricted stock units ("PSUs"). The fair value for RSUs is based on the closing share price of the Company's common stock on the date of grant. PSUs are aligned to specified performance targets such as financial metrics or the relative returns of the Company's common stock ("TSRs"). The fair value of PSUs aligned to specified performance metrics is determined based on the number of units expected to vest upon achievement of the performance conditions. The fair value for PSUs aligned to the TSR is based on a Monte Carlo simulation model. The Company recognizes stock-based compensation as an expense on a straight-line basis, over the requisite service period. The Company accounts for forfeitures as they occur, rather than applying an estimated forfeiture rate.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Advertising Expense

Advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2022, January 1, 2022 and January 2, 2021 advertising expense totaled $146.6 million, $147.2 million and $145.2 million, respectively.

Income Taxes

The Company accounts for its income taxes using the asset and liability method, under which the Company recognizes the amount of taxes payable or refundable for the current year. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis using enacted tax rates in effect in the years in which those temporary differences are expected to be recovered or settled in each jurisdiction. A valuation allowance is provided if, based upon the weight of available evidence, it is more likely than not that the related benefits will not be realized. In assessing the recoverability of its deferred tax assets, the Company evaluates all available evidence, both positive and negative, to assess whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset that exceeds the amount for which it is more likely than not that the Company will realize a benefit, the Company establishes a valuation allowance. During the third quarter of fiscal 2022, the Company concluded that, based on its evaluation of available positive and negative evidence, it is no longer more likely than not that its net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of its U.S. deferred tax assets, the key factors used to determine positive and negative evidence included its recent losses resulting in cumulative loss for the three-year period ended December 31, 2022, current macroeconomic trends, and expected future reversals of existing taxable temporary differences. Such objective negative evidence limits the Company's ability to consider other subjective evidence, such as its projections for future growth. Given the weight of objectively verifiable historical losses from the Company's U.S. operations, the Company recorded a valuation allowance of $57.5 million in the third quarter of fiscal 2022 as a reserve against our net U.S. federal and state deferred tax assets. The Company expects to continue to record a valuation allowance against these assets until sufficient positive evidence exists to support its reversal. As of December 31, 2022, January 1, 2022 and January 2, 2021, the Company had a valuation allowance of $99.4 million, $13.1 million and $7.6 million, respectively, for certain deferred tax assets for which the Company believes do not meet the "more likely than not" criteria for recognition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in the income tax provision.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable and cash and cash equivalents. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At December 31, 2022 and January 1, 2022, one customer accounted for 16.6% and 14.5% , respectively, of the Company's accounts receivable balance. For the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, there was one customer that accounted for 10% or more of total revenue, representing 22.6%, 21.8% and 22.7%, of the Company's total revenue, respectively.

The Company maintains its cash in bank deposit accounts and money market funds at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. These deposits may be redeemed upon demand, and management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

Restructuring Charges

During August 2022, the Company initiated a restructuring of its operations designed to better align its cost structure with near-term revenue and cash flow generation ("August 2022 restructuring"). The Company recorded restructuring charges of $5.2 million for employee severance and benefit costs related to the termination of approximately 100 employees, and made severance and benefit payments of approximately $3.6 million resulting from the restructuring during fiscal 2022. These restructuring charges are recorded in the consolidated statement of operations.

In October 2022, the Company approved a plan to market portions of its headquarters with the intent to reduce its global office footprint ("Facility restructuring"). During December 2022, the Company executed an agreement to sublease a portion of the space. As a result of the execution of the sublease agreement, the subleased space was considered as one asset group and the Company determined that indicators of impairment existed related to the right-of-use asset and property and equipment associated with the subleased space. Accordingly, the Company conducted an impairment test to assess whether the fair value of the asset group was lower than its carrying value. The results of the impairment test indicated that the fair value of the asset group was lower than its carrying value. The Company determined the fair value of the asset group using a discounted cash flow method. The assumptions used in the discounted cash flow analysis included projected sublease income over the sublease term and a discount rate based on the weighted-average cost of capital. Based on the results of the Company's assessment, the Company recognized an impairment loss of $3.4 million, of which $2.3 million was allocated to the right-of-use asset and $1.1 million was allocated to property and equipment. This impairment loss is recorded under general and administrative expenses in the consolidated statement of operations for the fiscal year ended December 31, 2022.

Net (loss) income per share:

Basic (loss) income per share is calculated using the Company's weighted-average outstanding common shares. Diluted (loss) income per share is calculated using the Company's weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents the calculation of both basic and diluted net (loss) income per share (in thousands, except per share amounts):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net (loss) income	$ (286,295)	$ 30,390	$ 147,068
Weighted-average shares outstanding	27,214	27,687	28,101
Dilutive effect of employee stock plans	—	475	517
Diluted weighted-average shares outstanding	27,214	28,162	28,618
Basic (loss) income per share	$ (10.52)	$ 1.10	$ 5.23
Diluted (loss) income per share	$ (10.52)	$ 1.08	$ 5.14

Employee stock awards representing approximately 0.9 million, 0.1 million and 0.2 million shares of common stock for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively, were excluded from the computation of diluted earnings per share as their effect would have been antidilutive.

Recently Issued Accounting Standards

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

3.   Revenue Recognition

The Company primarily derives its revenue from the sale of consumer robots and accessories. The Company sells products directly to consumers through online stores and indirectly through resellers and distributors. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is allocated to distinct performance obligations and is recognized net of allowances for returns and other credits and incentives. Revenue is recognized only to the extent that it is probable that a significant reversal of revenue will not occur and when collection is considered probable. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from revenue. Shipping and handling expenses are considered fulfillment activities and are expensed as incurred.

Frequently, the Company's contracts with customers contain multiple promised goods or services. Such contracts may include any of the following, the consumer robot, downloadable app, cloud services, accessories on demand, potential future unspecified software upgrades, premium customer care and extended warranties. For these contracts, the Company accounts for the promises separately as individual performance obligations if they are distinct. Performance obligations are considered distinct if they are both capable of being distinct and distinct within the context of the contract. In determining whether performance obligations meet the criteria for being distinct, the Company considers a number of factors, such as the degree of interrelation and interdependence between obligations, and whether or not the good or service significantly modifies or transforms another good or service in the contract. The Company's consumer robots are highly dependent on, and interrelated with, the embedded software and cannot function without the software. As such, the consumer robots are accounted for as a single performance obligation. The Company has determined that the app, cloud services and potential future unspecified software upgrades represent one performance obligation to the customer to enhance the functionality and interaction with the robot (referred to collectively as "Cloud Services"). Other services and support are considered distinct and therefore are treated as separate performance obligations.

The Company allocates revenue to all distinct performance obligations based on their relative stand-alone selling prices ("SSPs"). When available, the Company uses observable prices to determine SSPs. When observable prices are not available, SSPs are established that reflect the Company's best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. The Company's process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the facts and circumstances related to each performance obligation including market data or the estimated cost of providing the products or services. The transaction price allocated to the robot is recognized as revenue at a point in time when control is transferred, generally as title and risk of loss pass, and when collection is considered probable. The transaction price allocated to the Cloud Services is deferred and recognized on a straight-line basis over the estimated term of the Cloud Services. Other services and support are recognized over their service periods. For contracts with a duration of greater than one year, the transaction price allocated to performance obligations that are unsatisfied as of December 31, 2022 and January 1, 2022 was $23.2 million and $20.9 million, respectively.

The Company's products generally carry a one-year or two-year limited warranty that promises customers that delivered products are as specified. The Company does not consider these assurance-type warranties as a separate performance obligation and therefore, the Company accounts for such warranties under ASC 460, "Guarantees." For contracts with the right to upgrade to a new product after a specified period of time, the Company accounts for this trade-in right as a guarantee obligation under ASC 460. The total transaction price is reduced by the full amount of the trade-in right's fair value and the remaining transaction price is allocated between the performance obligations within the contract.

The Company provides limited rights of returns for direct-to-consumer sales generated through its online stores and certain resellers and distributors. The Company records an allowance for product returns based on specific terms and conditions included in the customer agreements or based on historical experience and the Company's expectation of future returns. In addition, the Company may provide other credits or incentives which are accounted for as variable consideration when estimating the amount of revenue to recognize. Where appropriate, these estimates take into consideration relevant factors such as the Company's historical experience, current contractual requirements, specific known market events and forecasted inventory level in the channels. Overall, these reserves reflect the Company's best estimates, and the actual amounts of consideration ultimately received may differ from the Company's estimates. Returns and credits are estimated at the time of sale and updated at the end of each reporting period as additional information becomes available. As of December 31, 2022, the Company had reserves for product returns of $49.2 million and other credits and incentives of $106.5 million. As of January 1, 2022, the Company had reserves for product returns of $56.8 million and other credits and incentives of $101.6 million. The Company regularly evaluates the adequacy of its estimates for product returns and other credits and incentives. Future market conditions and product transitions may require the Company to take action to change such programs and related estimates. When the variables used to estimate these reserves change, or if actual results differ significantly from the estimates, the Company increases or reduces revenue to reflect the impact. During fiscal 2022 and 2021, changes to these estimates related to performance obligations satisfied in prior periods were not material.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by geographical region (in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
United States	$ 615,107	$ 754,173	$ 744,648
EMEA	270,451	470,475	386,007
Japan	209,552	222,772	193,304
Other	88,273	117,567	106,431
Total revenue	$ 1,183,383	$ 1,564,987	$ 1,430,390

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers (in thousands):

	December 31, 2022	January 1, 2022
Accounts receivable, net	$ 60,268	$ 155,659
Unbilled receivables	6,569	8,747
Contract liabilities	24,140	22,996

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Unbilled receivables represent revenue recognized in excess of billings. Contract liabilities include deferred revenue associated with the Cloud Services and extended warranty plans as well as prepayments received from customers in advance of product shipments. During fiscal 2022 and 2021, the Company recognized $13.5 million and $12.5 million, respectively, of the contract liability balance as revenue upon transfer of the products or services to customers.

4. Leases

The Company's leasing arrangements primarily consist of operating leases for its facilities which include corporate, sales and marketing and research and development offices and equipment under various non-cancelable lease arrangements. The operating leases expire at various dates through 2030. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease obligation at the present value of lease payments over the term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the lease term. The Company's leases typically include rental escalation clauses, renewal options and/or termination options that are factored into the determination of lease payments when appropriate. The Company does not separate lease and non-lease components of contracts and excludes all variable lease payments from the measurement of right-of-use assets and lease liabilities. The Company's variable lease payments generally include usage based nonlease components. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

The Company's existing leases do not provide a readily determinable implicit rate. Therefore, the Company estimates its incremental borrowing rate to discount the lease payments. At December 31, 2022, the Company's weighted average discount rate was 4.02%, while the weighted average remaining lease term was 6.70 years.

The components of lease expense were as follows (in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
Operating lease cost	$ 6,622	$ 8,510	$ 9,363
Variable lease cost	3,644	3,633	3,583
Total lease cost	$ 10,266	$ 12,143	$ 12,946

Supplemental cash flow information related to leases was as follows (in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 8,187	$ 8,762	$ 9,862
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ —	$ —	$ 2,310

Maturities of operating lease liabilities were as follows as of December 31, 2022 (in thousands):

2023	$ 7,265
2024	6,598
2025	5,688
2026	5,800
2027	5,877
Thereafter	13,048
Total minimum lease payments	$ 44,276
Less: imputed interest	5,614
Present value of future minimum lease payments	$ 38,662
Less: current portion of operating lease liabilities (Note 7)	5,415
Long-term lease liabilities	$ 33,247

5.   **Property and Equipment**

Property and equipment consists of the following (in thousands):

	December 31, 2022	January 1, 2022
Computer and equipment	$ 12,750	$ 12,723
Furniture and fixtures	7,843	9,329
Machinery and tooling	95,332	97,348
Leasehold improvements	29,594	32,207
Business applications software	16,018	16,048
Other	5,223	4,143
Subtotal	166,760	171,798
Less: accumulated depreciation	105,851	92,911
Property and equipment, net	$ 60,909	$ 78,887

As of December 31, 2022 and January 1, 2022, the net book value of capitalized internal-use software costs was $2.8 million and $4.9 million, respectively, which are included within business applications software.

Depreciation expense for the years ended December 31, 2022, January 1, 2022 and January 2, 2021 was $32.5 million, $31.1 million, and $31.9 million, respectively, which included amortization expense of $2.2 million, $2.3 million and $2.1 million, respectively, for capitalized internal-use software.

6.   **Goodwill and Other Intangible Assets**

The following table summarizes the activity in the carrying amount of goodwill and intangible assets for fiscal 2022 and 2021 (in thousands):

	Goodwill	Intangible assets
Balance as of January 2, 2021	$ 125,872	$ 9,902
Acquisition	52,662	21,000
Amortization	—	(2,253)
Effect of foreign currency translation	(5,242)	(239)
Balance as of January 1, 2022	173,292	28,410
Purchase accounting adjustments	(583)	—
Amortization	—	(15,361)
Effect of foreign currency translation	(4,985)	(1,789)
Balance as of December 31, 2022	$ 167,724	$ 11,260

In fiscal 2021, the Company closed its acquisition of Aeris Cleantec AG ("Aeris"), a fast-growing provider of premium air purifiers, for approximately $71.4 million in cash. As a result, the Company recognized goodwill of $52.7 million and acquired intangible assets of $21.0 million mainly related to developed technology with a weighted estimated useful life of 5 years. The acquisition was a stock purchase and the goodwill resulting from this acquisition is not deductible for tax purposes. The results of operations of the acquired entity has been included within its consolidated results of operations from the acquisition date and was not material to its consolidated financial statements.

Intangible assets consisted of the following (in thousands):

	December 31, 2022			January 1, 2022		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Completed technology	$ 33,909	$ 28,383	$ 5,526	$ 43,727	$ 27,752	$ 15,975
Tradename	100	100	—	100	100	—
Customer relationships	10,104	4,370	5,734	16,628	4,193	12,435
Reacquired distribution rights	29,915	29,915	—	32,096	32,096	—
Non-competition agreements	245	245	—	260	260	—
Total	$ 74,273	$ 63,013	$ 11,260	$ 92,811	$ 64,401	$ 28,410

Amortization expense related to acquired intangible assets was $15.4 million, $2.3 million and $2.9 million for the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively.

During the third quarter of 2022, the Company evaluated its long-lived assets, including intangible assets, for indicators of impairment given recent and anticipated unfavorable changes in the macroeconomic environment on the Company's short-term forecasts as well as the Company's negative operating cash flows and operating losses. As a result, the Company determined indicators of impairment existed for the asset group associated with the Company's acquisition of Aeris Cleantec AG and performed an undiscounted cash flow analysis. Based on this undiscounted cash flow analysis, the Company determined that the cash flows expected to be generated by this asset group over the estimated remaining useful life were not sufficient to recover the carrying value of the asset group. As a result, the Company was required to perform Step 3 of the impairment test and determine the fair value of the asset group utilizing the income approach which is based on a discounted cash flow analysis. The Company concluded that the fair value of the asset group was below its carrying value and recorded an $11.1 million impairment loss on these intangible assets. The impairment loss is recorded in amortization of acquired intangible assets under operating expenses on the consolidated statement of operations.

The estimated future amortization expense related to current intangible assets in each of the five succeeding fiscal years is expected to be as follows (in thousands):

	Cost of Revenue	Operating Expenses	Total
2023	$ 1,133	$ 708	$ 1,841
2024	1,133	708	1,841
2025	1,133	708	1,841
2026	1,133	708	1,841
2027	994	708	1,702
Thereafter	—	2,194	2,194
Total	$ 5,526	$ 5,734	$ 11,260

7. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2022		January 1, 2022	
Accrued warranty	$	27,379	$	32,019
Accrued compensation and benefits		23,791		19,029
Accrued sales and other indirect taxes payable		7,683		9,599
Derivative liability		7,310		2,600
Current portion of operating lease liabilities		5,415		6,220
Accrued income taxes		5,070		1,788
Accrued bonus		4,538		11,375
Accrued manufacturing and logistics cost (1)		970		23,038
Accrued other		16,803		26,950
	$	98,959	$	132,618

(1) Accrued manufacturing and logistics cost as of January 1, 2022 included $22.2 million related to Section 301 List 3 tariffs which impose a 25% tariff on Roomba products imported from China. The Company was granted a temporary exclusion in March 2022 through December 31, 2022, which was subsequently extended until September 30, 2023. As a result, amounts accrued at December 31, 2022 are not material.

8. Working Capital Facility

Credit Facility

As of December 31, 2022, we had a $150.0 million secured revolving line of credit which expires in June 2023, and no outstanding borrowings under our revolving credit facility.

The credit facility contains customary terms and conditions for credit facilities of this type, including restrictions on our ability to incur or guarantee additional indebtedness, create liens, enter into transactions with affiliates, make loans or investments, sell assets, pay dividends or make distributions on, or repurchase, our stock, and consolidate or merge with other entities.

The credit facility contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. If a default occurs and is not cured within any applicable cure period or is not waived, our obligations under the credit facility may be accelerated.

On May 4, 2022, we entered into a Second Amendment (the "Second Amendment") to the Amended and Restated Credit Agreement (as amended, the "Credit Agreement") with Bank of America N.A. (the "Lender") with an effective date of March 31, 2022. The Second Amendment waived the quarterly tested leverage and interest coverage covenants in the Credit Agreement for the first, second and third quarters of 2022. The interest coverage ratio calculation for the fourth quarter of 2022 was changed to a trailing nine months. Additionally, a new liquidity covenant was added for the remainder of 2022. The Second Amendment also increased the borrowing rate under the Credit Agreement for 2022 to LIBOR plus 1.5%.

On October 28, 2022, we entered into a Third Amendment to the Credit Agreement (the "Third Amendment"). The Third Amendment temporarily increased the commitments under the facility to $200.0 million for the time period from October 28, 2022 to December 29, 2022. On December 30, 2022, the commitment was reduced by $50.0 million and returned to the previous $150.0 million. In addition, the Third Amendment replaced the quarterly tested leverage and interest coverage covenants with a new minimum cash requirement of $25.0 million to be tested on October 31, 2022 and November 30, 2022. The Third Amendment also requires that the borrowing under the Credit Agreement must be below $75.0 million on December 30, 2022 and for ten consecutive days during the first quarter in 2023. The Third Amendment changed the borrowing rate under the Credit Agreement to SOFR plus 1.5% plus a credit spread adjustment of 0.1%. In connection with the Third Amendment, the Company entered into a security and pledge agreement granting the Lender a security interest in substantially all of its U.S. assets.

On January 17, 2023, the Company entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement which reduced the amount of the facility from $150.0 million to $100.0 million and increased the interest rate of (1) Term

SOFR Loans to 4.50%, (2) Base Rate Loans to 3.50%, and (3) unused Commitments to 3.50%. In addition, the Fourth Amendment established a borrowing base for the revolving facility equal to the total of 80% of eligible receivables, 50% of eligible inventory, and upon the satisfaction of certain conditions, up to 30% of eligible in-transit inventory, all subject to any applicable reserves. Additionally, the Fourth Amendment required the Company to maintain $25.0 million of cash in the U.S. at all times, which is tested monthly and replaced the requirement that the borrowing under the Credit Agreement be under $75.0 million (1) on December 30, 2022 and (2) for ten consecutive days during the first quarter in 2023, and replaced it with a requirement that the borrowing under the Credit Agreement be $25.0 million or less (1) on December 29, 2023 and (2) for thirty consecutive days between January 17, 2023 and September 17, 2024. The Fourth Amendment also extended the maturity date of the Credit Agreement from June 30, 2023 to September 17, 2024, and continues to be secured by substantially all of its U.S. assets.

As of December 31, 2022, we were in compliance with covenants under the Credit Agreement.

Lines of Credit

The Company has a secured letter of credit facility with Bank of America, N.A., available to fund letters of credit up to an aggregate outstanding amount of $5.0 million. As of December 31, 2022, the Company had letters of credit outstanding of $0.4 million under the letter of credit facility and other lines of credit with Bank of America, N.A.

The Company has an unsecured guarantee line of credit with Mizuho, Bank Ltd., available to fund import tax payments up to an aggregate outstanding amount of 250.0 million Japanese Yen. As of December 31, 2022, the Company had no outstanding balance under the guarantee line of credit.

9. Derivative Instruments and Hedging Activities

The Company operates internationally and, in the normal course of business, is exposed to fluctuations in foreign currency exchange rates. The foreign currency exposures typically arise from transactions denominated in currencies other than the functional currency of the Company's operations, primarily the British Pound, Canadian Dollar, Euro and Japanese Yen. The Company uses derivative instruments that are designated in cash flow hedge relationships to reduce or eliminate the effects of foreign exchange rate change on sales. These contracts typically have maturities of three years or less. At December 31, 2022 and January 1, 2022, the Company had outstanding cash flow hedges with a total notional value of $362.9 million and $423.3 million, respectively.

The Company also enters into economic hedges that are not designated as hedges from an accounting standpoint to reduce or eliminate the effects of foreign exchange rate changes typically related to short term trade receivables and payables. These contracts typically have maturities of twelve months or less. As of December 31, 2022 and January 1, 2022, the Company had outstanding foreign currency economic hedges with a total notional value of $242.0 million and $325.4 million, respectively.

During the third quarter of 2022, the appreciation of the U.S. dollar resulted in the Company's foreign currency forward contracts being substantially in-the-money. Given the increased cash value of the hedges and the Company's overall desire to strengthen its cash position, the Company terminated the contracts during the third quarter of 2022, resulting in cash proceeds of $51.7 million which were recognized within cash used in operating activities in the consolidated statement of cash flows. Amounts previously recorded in AOCI were frozen at the time of termination, and will be recognized in earnings when the original forecasted transaction occurs. In conjunction with the termination of the existing contracts, the Company entered into new foreign currency forward contracts with the same notional values and value dates.

The fair values of derivative instruments are as follows (in thousands):

| | | Fair Value | |
| | | December 31, 2022 | January 1, 2022 |
	Classification		
Derivatives not designated as hedging instruments:			
Foreign currency forward contracts	Other current assets	$ 4,288	$ 8,362
Foreign currency forward contracts	Other assets	—	1,627
Foreign currency forward contracts	Accrued expenses	3,249	2,377
Derivatives designated as cash flow hedges:			
Foreign currency forward contracts	Other current assets	$ —	$ 4,110
Foreign currency forward contracts	Other assets	1,331	9,610
Foreign currency forward contracts	Accrued expenses	4,061	223
Foreign currency forward contracts	Long-term liabilities	6,483	407

Gain (loss) associated with derivative instruments not designated as hedging instruments are as follows (in thousands):

| | | Fiscal year ended | | |
	Classification	December 31, 2022	January 1, 2022	January 2, 2021
Gain (loss) recognized in income	Other (expense) income, net	$ 2,951	$ (9,779)	$ (188)

The following tables reflect the effect of derivatives designated as cash flow hedging for the years ended (in thousands):

| | Gain (loss) recognized in OCI on Derivative (1) | | |
| | Fiscal year ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Foreign currency forward contracts	$ 43,735	$ 31,363	$ (18,504)

(1) The amount represents the change in fair value of derivative contracts due to changes in spot rates.

| | Gain (loss) recognized in earnings on cash flow hedging instruments | | |
| | December 31, 2022 | January 1, 2022 | January 2, 2021 |
	Revenue	Revenue	Revenue
Consolidated statements of operations in which the effects of cash flow hedging instruments are recorded	$ 1,183,383	$ 1,564,987	$ 1,430,390
Gain on cash flow hedging relationships:			
Foreign currency forward contracts:			
Amount of gain reclassified from AOCI into earnings	$ 27,285	$ 4,493	$ 4,783

10. Fair Value Measurements

Fair Value Measurements - Recurring Basis

The Company's financial assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	Fair Value Measurements as of December 31, 2022		
	Level 1	Level 2 (1)	Level 3
Assets:			
Money market funds	$ 79,005	$ —	$ —
Derivative instruments (Note 9)	—	5,619	—
Total assets measured at fair value	$ 79,005	$ 5,619	$ —
Liabilities:			
Derivative instruments (Note 9)	$ —	$ 13,793	$ —
Total liabilities measured at fair value	$ —	$ 13,793	$ —

	Fair Value Measurements as of January 1, 2022		
	Level 1	Level 2 (1)	Level 3
Assets:			
Money market funds	$ 33,003	$ —	$ —
Marketable equity securities, $23,286 at cost	33,044	—	—
Derivative instruments (Note 9)	—	23,709	—
Total assets measured at fair value	$ 66,047	$ 23,709	$ —
Liabilities:			
Derivative instruments (Note 9)	$ —	$ 3,007	$ —
Total liabilities measured at fair value	$ —	$ 3,007	$ —

(1) Level 2 fair value estimates are based on observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Fair Value Measurements - Nonrecurring Basis

The Company measures the fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During fiscal 2022, in connection with the long-lived assets impairment analysis, certain intangible assets, right-of-use assets and property and equipment were measured and written down to fair value on a nonrecurring basis as a result of impairment. The fair value measurements were determined using a discounted cash flow method with unobservable inputs and were classified within Level 3 of the fair value hierarchy. The fair value of the remaining intangible assets, right-of-use assets and property and equipment were $5.5 million, $1.6 million and $0.6 million, respectively. The Company recognized impairment charges of $11.1 million, $2.3 million and $1.1 million, respectively, related to intangible assets, right-of-use assets and property and equipment on its consolidated statement of operations. See Note 2, *Summary of Significant Accounting Policies*, and Note 6, *Goodwill and Other Intangible Assets*, for additional information.

11. Stockholders' Equity

Preferred Stock

The Company has authorized 5,000,000 shares of undesignated preferred stock with a par value of $0.01 per share. None of the preferred shares were issued and outstanding as of December 31, 2022 and January 1, 2022.

Common Stock

Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Company's board of directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock.

Share Repurchase Activity

The Company's Board of Directors approved a stock repurchase program authorizing up to $200.0 million in share repurchases from time to time until September 2021, which was extended until March 31, 2022.

On August 2, 2021, the Company entered into an accelerated share repurchase ("ASR") agreement with Wells Fargo Bank, National Association ("Wells Fargo"), under which the Company paid $100.0 million and received an aggregate initial share delivery of 943,285 shares of its common stock, which were immediately retired. In September 2021, Wells Fargo delivered an additional 254,933 shares of the Company's common stock to complete settlement of the ASR agreement. Under this agreement, the Company repurchased a total of 1,198,218 shares of its common stock at an average price of $83.46, totaling $100.0 million during the third quarter of 2021. The final number of shares repurchased was based on the volume-weighted average price of its common stock over the duration of the ASR agreement, less a discount.

On March 11, 2021, the Company entered into a Rule 10b5-1 plan to repurchase $50.0 million of common stock and the Company repurchased 446,954 shares of its common stock at an average price of $111.85, totaling $50.0 million during the second quarter of 2021.

12. Stock-Based Compensation

The Company has awards and options outstanding under three stock incentive plans: the 2005 Stock Option and Incentive Plan (the "2005 Plan"), the 2015 Stock Option and Incentive Plan (the "2015 Plan") and the 2018 Stock Option and Incentive Plan (the "2018 Plan" and together with the 2005 Plan and the 2015 Plan, the "Plans"). The 2018 Plan is the only one of the three plans under which new awards may currently be granted. Under the 2018 Plan, which became effective on May 23, 2018, 1,750,000 shares were initially reserved for issuance in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, and dividend equivalent rights. On May 21, 2020, the stockholders approved an amendment to the 2018 Plan to increase the number of aggregate shares authorized for issuance to 2,495,000 shares, an increase of 745,000 shares. On May 27, 2022, the stockholders approved an amendment to the 2018 Plan to increase the number of aggregate shares authorized for issuance to 3,395,000 shares, an increase of 900,000 shares. Stock awards returned to the Plans, with the exception of those issued under the 2005 Plan, as a result of their expiration, cancellation or termination are automatically made available for issuance under the 2018 Plan. As of December 31, 2022, there were 1,394,174 shares available for future grant under the 2018 Plan. The Company recognized $31.9 million, $21.7 million and $30.0 million of stock-based compensation expense during the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively.

Stock-based compensation breaks down by expense classification as follows (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cost of revenue	$ 2,194	$ 1,321	$ 1,511
Research and development	10,473	9,542	10,655
Selling and marketing	6,358	4,190	3,700
General and administrative	12,880	6,641	14,109
Total	$ 31,905	$ 21,694	$ 29,975

Time-based Restricted Stock Units

Time-based restricted stock units entitle the holder to a specific number of shares of common stock upon vesting, typically over a three or four year period. As of December 31, 2022, the unamortized compensation costs associated with restricted stock units was $71.1 million with a weighted-average remaining recognition period of 2.19 years.

The following table summarizes the time-based restricted stock unit activity for fiscal 2022, 2021 and 2020:

	Number of Shares Underlying Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 28, 2019	819,232	$ 73.83
Granted	493,908	61.53
Vested	(318,079)	67.95
Forfeited	(101,028)	75.20
Outstanding at January 2, 2021	894,033	68.97
Granted	523,496	88.73
Vested	(314,427)	71.36
Forfeited	(99,886)	75.82
Outstanding at January 1, 2022	1,003,216	77.85
Granted	638,554	54.26
Vested	(321,443)	78.10
Forfeited	(187,227)	73.45
Outstanding at December 31, 2022	1,133,100	$ 65.21

The aggregate intrinsic value of outstanding time-based restricted stock units at December 31, 2022 was $54.5 million based on the Company's closing stock price on December 31, 2022 of $48.13, with a weighted average remaining contractual term of 1.22 years.

Performance-Based Restricted Stock Units

The Company grants performance-based restricted stock units ("PSUs") to certain of its employees that vest on the satisfaction of service and performance or market conditions. The performance conditions are based on certain financial performance targets at the end of a three year performance period, and therefore awards generally cliff vest at the end of a three year performance period. The market conditions are based on the relative TSRs compared to a certain index for each performance period, and therefore awards vest at the end of each performance period. The number of shares actually vested may range from 0% to 200% of the target number of PSUs granted based on the actual achievement of the conditions.

The unamortized fair value as of December 31, 2022 associated with performance based restricted stock units was $4.7 million with a weighted-average remaining recognition period of 0.99 years.

The following table summarizes the performance-based restricted stock unit activity for fiscal 2022, 2021 and 2020:

	Number of Shares Underlying PSU		Weighted Average Grant Date Fair Value
Outstanding at December 28, 2019	216,231	$	78.42
Granted	130,284		46.77
Vested	(71,734)		61.44
Forfeited	(45,129)		75.17
Outstanding at January 2, 2021	229,652		66.41
Granted	134,127		94.74
Vested	(55,503)		68.41
Forfeited	(23,154)		71.68
Outstanding at January 1, 2022	285,122		78.92
Granted	153,676		57.94
Vested	—		—
Forfeited	(71,616)		97.31
Outstanding at December 31, 2022	367,182	$	66.55

The aggregate intrinsic value of outstanding PSUs was $17.7 million based on the Company's closing stock price on December 31, 2022 of $48.13 with a weighted average remaining contractual term of 0.99 years.

Employee Stock Purchase Plan

In May 2017, the Company's stockholders approved the 2017 Employee Stock Purchase Plan ("ESPP"). Eligible employees could purchase the Company's common stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or the end of six-month offering periods beginning November 15 and May 15 of each year. An employee's payroll deductions under the ESPP were limited to 15% of the employee's compensation, up to $4,000 each period, for the purchase of common stock not to exceed 1,000 shares per offering period. The Company recognized $0.8 million, $1.2 million, and $1.0 million of stock-based compensation expense during the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, respectively. The final offering period under the ESPP closed on November 15, 2022, and under the terms of the Merger Agreement, no additional offering period may be commenced. The Company will terminate the ESPP immediately prior to, but contingent upon the occurrence of, the closing of the Merger.

13.   Commitments and Contingencies

Legal Proceedings

From time to time and in the ordinary course of business, the Company is subject to various claims, charges and litigation. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations.

Outstanding Purchase Orders

As of December 31, 2022, we had outstanding purchase orders aggregating approximately $151.5 million. Included in the outstanding purchase orders, $18.5 million are not cancellable without penalty which is a decrease of $23.4 million from prior year as we continue to manage liquidity. The purchase orders, the majority of which are with our contract manufacturers for the purchase of inventory in the normal course of business, are for manufacturing and non-manufacturing related goods and services.

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company's customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2022 and January 1, 2022, respectively.

Warranty

The Company provides warranties on most products and has established a reserve for warranty obligations based on estimated warranty costs. The reserve is included as part of accrued expenses (Note 7) in the accompanying consolidated balance sheets.

Activity related to the warranty accrual was as follows (in thousands):

| | Fiscal Year Ended | | |
	December 31, 2022	January 1, 2022	January 2, 2021
Balance at beginning of period	$ 32,019	$ 24,392	$ 13,856
Provision	22,155	42,430	28,884
Warranty claims	(26,795)	(34,803)	(18,348)
Balance at end of period	$ 27,379	$ 32,019	$ 24,392

Merger Contingencies

On August 4, 2022, the Company entered into the Merger Agreement with Amazon.com, Inc., subject to the terms of which Amazon has agreed to acquire the Company. The Merger is conditioned upon, among other things, the expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), certain other approvals, clearances or expirations of waiting periods under other antitrust laws and foreign investment laws, and other customary closing conditions. On September 19, 2022, the Company and Amazon each received a request for additional information and documentary material (the "Second Request") from the Federal Trade Commission ("FTC") in connection with the FTC's review of the transactions contemplated by the Merger Agreement. The effect of the Second Request is to extend the waiting period imposed by the HSR Act, until 30 days after the Company and Amazon have substantially complied with the Second Request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. The Company and Amazon continue to work cooperatively with the FTC staff in its review of the Merger. Completion of the Merger remains subject to the expiration or termination of the waiting period under the HSR Act.

At a special meeting of stockholders of the Company on October 17, 2022, stockholders approved the Merger. In connection with the transaction, the Company expects to incur professional fees and expenses of approximately $30.0 million that are contingent upon consummation of the Merger.

14. Employee Benefits

The Company sponsors a retirement plan under Section 401(k) of the Internal Revenue Code (the "Retirement Plan"). Eligible US employees may make tax-deferred contributions, and the Company, at its sole discretion, and subject to the limits prescribed by the IRS, may make either a nonelective contribution on behalf of all eligible employees or a matching contribution on behalf of all plan participants.

The Company elected to make a matching contribution of approximately $3.9 million, $3.8 million and $3.0 million for the plan years ended December 31, 2022, January 1, 2022 and January 2, 2021, respectively. The employer contribution represents a matching contribution at a rate of 50% of each employee's first six percent contribution. Accordingly, each employee participating is entitled up to a maximum of three percent of his or her eligible annual payroll.

15. **Income Taxes**

(Loss) income before provision for income taxes was as follows (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Domestic	$ (238,685)	$ 8,880	$ 166,973
Foreign	(22,998)	19,404	20,942
(Loss) income before income taxes	$ (261,683)	$ 28,284	$ 187,915

The components of income tax provision (benefit) were as follows (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Current			
Federal	$ (1,738)	$ 1,045	$ 13,593
State	743	441	2,724
Foreign	7,118	7,019	10,451
Total current income tax provision	$ 6,123	$ 8,505	$ 26,768
Deferred			
Federal	$ 18,991	$ (8,286)	$ 14,695
State	10,652	(690)	2,552
Foreign	(11,154)	(1,635)	(3,168)
Total deferred income tax provision (benefit)	18,489	(10,611)	14,079
Total income tax provision (benefit)	$ 24,612	$ (2,106)	$ 40,847

The reconciliation of statutory federal income tax to the income tax provision (benefit) is as follows (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Statutory federal income tax	$ (54,953)	$ 5,940	$ 39,462
State taxes (net of federal benefit)	(6,314)	389	4,834
Federal and state credits	(9,473)	(7,620)	(6,702)
Excess tax expenses (benefits) from stock-based compensation	1,813	(4,160)	313
Foreign-derived intangible income	(1,364)	(3,253)	(3,360)
Executive compensation	541	1,706	718
Foreign tax rate differential	1,416	264	1,458
Change in valuation allowance	91,905	4,691	3,817
Non-deductible transaction costs	2,711	—	—
Other	(1,670)	(63)	307
	$ 24,612	$ (2,106)	$ 40,847

The components of net deferred tax assets were as follows (in thousands):

	December 31, 2022		January 1, 2022	
Deferred tax assets:				
Capitalized research and development(1)	$	48,348	$	—
Revenue reserves		23,049		22,039
Accruals and other liabilities		11,448		14,518
Operating lease liabilities		8,511		11,428
Tax credits and net operating loss carryforwards		28,240		17,326
Stock-based compensation		4,868		3,463
Other		7,032		5,476
Total deferred tax assets		131,496		74,250
Valuation allowance		(99,444)		(13,136)
Total deferred tax assets net of valuation		32,052		61,114
Deferred tax liabilities:				
Intangible assets		2,597		5,469
Operating lease right-of-use assets		7,862		10,998
Unrealized gains from securities and hedging instruments		3,698		7,370
Other		2,578		2,582
Total deferred tax liabilities		16,735		26,419
Net deferred tax assets	$	15,317	$	34,695

(1) The Tax Cuts and Jobs Act (TCJA) requires taxpayers to capitalize and amortize research and experimental (R&D) expenditures under section 174 for tax years beginning after December 31, 2021. This rule became effective for the Company during the year and resulted in the capitalization of R&D costs $224.5 million. The Company will amortize these costs for tax purposes over 5 years if the R&D was performed in the U.S. and over 15 years if the R&D was performed outside the U.S.

The Company intends to continue to invest all of its unremitted foreign earnings, as well as the capital in its foreign subsidiaries, indefinitely outside of the U.S. At December 31, 2022, the Company has unremitted foreign earnings for which any unrecognized deferred tax liability on these unremitted earnings would be immaterial.

The Company has federal and foreign net operating loss carryforwards of $3.8 million and $29.0 million, respectively, as of December 31, 2022. As of December 31, 2022, the Company has a full valuation allowance of $0.9 million against its U.S. net operating loss carryforwards and a valuation allowance of $4.7 million in certain foreign jurisdictions for net operating loss carryforwards and other deferred tax assets that have statutory limitations on deductibility. The Company has federal research and development credit carryforwards of $4.6 million as of December 31, 2022 that will expire in 2043. It has state research and development credit carryforwards of $23.1 million and $19.4 million as of December 31, 2022 and January 1, 2022, respectively, which expire from 2029 to 2038. Under the Internal Revenue Code and state law, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of these tax carryforwards which can be utilized in future years. During the third quarter of fiscal 2022, the Company concluded that, based on its evaluation of available positive and negative evidence, it is no longer more likely than not that its net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of its U.S. deferred tax assets, the key factors used to determine positive and negative evidence included its recent losses resulting in cumulative loss for the three-year period ended December 31, 2022, current macroeconomic trends, and expected future reversals of existing taxable temporary differences. Such objective negative evidence limits the Company's ability to consider other subjective evidence, such as its projections for future growth. Given the weight of objectively verifiable historical losses from the Company's U.S. operations, the Company recorded a valuation allowance of $57.5 million in the third quarter of fiscal 2022 as a reserve against our net U.S. federal and state deferred tax assets. The change in valuation allowance for all of fiscal 2022 was $86.3 million. As of December 31, 2022, January 1, 2022 and January 2, 2021, the Company had a valuation allowance of $99.4 million, $13.1 million and $7.6 million, respectively, for all of its U.S. deferred tax assets and certain foreign deferred tax assets for which the Company believes do not meet the "more likely than not" criteria for recognition. A valuation allowance is a non-cash charge, and does not limit the Company's ability to utilize its deferred tax assets, including its ability to utilize tax loss and credit carryforward amounts, against future taxable income. The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

The following table summarized the activity related to the Company's gross unrecognized tax benefits (in thousands):

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Balance at beginning of period	$ 9,842	$ 8,559	$ 7,121
Increase for tax positions related to the current year	1,117	914	765
Increase for tax positions related to prior years	672	369	1,231
Decrease related to settlement with taxing authorities	(1,412)	—	—
Decrease for lapses of statute of limitations	(613)	—	(558)
Balance at end of period	$ 9,606	$ 9,842	$ 8,559

The Company accrues interest and, if applicable, penalties for any uncertain tax positions as a component of income tax expense. As of December 31, 2022, January 1, 2022 and January 2, 2021 there were no material accrued interest or penalties. Significant judgment is required in evaluating its uncertain tax positions and determining its provision for income taxes. The Company does not expect a significant change in the amount of unrecognized tax benefits within the next 12 months. If all of the Company's unrecognized tax benefits as of December 31, 2022 were to become recognizable in the future, it would record a $10.8 million benefit, inclusive of interest, to the income tax provision.

The Company is subject to taxation in the United States (federal and state) and foreign jurisdictions. The statute of limitations for examinations by the Internal Revenue Service (the "IRS") and state tax authorities is closed for fiscal years prior to fiscal 2017. Federal and state carryforward attributes that were generated prior to fiscal 2017 may still be adjusted upon examination by the federal or state tax authorities if they either have been or will be used in a period for which the statute of limitations is still open. There are other ongoing audits in various other jurisdictions that are not material to the Company's financial statements. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. The Company continues to monitor the progress of ongoing discussions with tax authorities and the effect, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions. The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. Although the timing of resolution, settlement, and closure of audits is not certain, it is reasonably possible that certain U.S. federal and non-U.S. tax audits may be concluded within the next 12 months, which could increase or decrease the balance of the Company's gross unrecognized tax benefits.

16. Industry Segment, Geographic Information and Significant Customers

The Company operates as one operating segment. The Company's consumer robots are offered to consumers through a variety of distribution channels, including chain stores and other national retailers, through the Company's own website and app, dedicated e-commerce websites, the online arms of traditional retailers, and through value-added distributors and resellers worldwide.

Geographic Information

For the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, sales to non-U.S. customers accounted for 48.0%, 51.8% and 47.9% of total revenue, respectively.

The following table provides information about revenue by geographical region (in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
Domestic	$ 615,107	$ 754,173	$ 744,648
International	568,276	810,814	685,742
Total	$ 1,183,383	$ 1,564,987	$ 1,430,390

Significant Customers

For the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, there was one customer that accounted for 10% or more of total revenue, representing 22.6%, 21.8% and 22.7%, of total revenue, respectively.

ITEM 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A.   *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness, as of the end of the period covered by this report, of the design and operation of our "disclosure controls and procedures" as defined in Rule 13a-15(e) promulgated by the SEC under the Exchange Act. Based upon that evaluation, our CEO and our CFO concluded that our disclosure controls and procedures, as of the end of such period, were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information was accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of December 31, 2022, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   **OTHER INFORMATION**

None.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not Applicable.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Our independent public accounting firm is PricewaterhouseCoopers LLP, Boston, Massachusetts, PCAOB Auditor ID 238.

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2022.

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2022 and January 1, 2022

Consolidated Statements of Operations for the Years ended December 31, 2022, January 1, 2022 and January 2, 2021

Consolidated Statements of Comprehensive (Loss) Income for the Years ended December 31, 2022, January 1, 2022 and January 2, 2021

Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2022, January 1, 2022 and January 2, 2021

Consolidated Statements of Cash Flows for the Years ended December 31, 2022, January 1, 2022 and January 2, 2021

Notes to Consolidated Financial Statements

2. Financial Statement Schedules

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

3. Exhibits — See item 15(b) of this report below

(b) Exhibits

The following exhibits are filed as part of and incorporated by reference into this Annual Report:

Exhibit Number	Description
3.1(1)	Form of Second Amended and Restated Certificate of Incorporation of the Registrant dated November 15, 2005
3.2	Amended and Restated By-laws of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 9, 2016 and incorporated by reference herein)
3.3	First Amendment to the Amended and Restated By-laws of iRobot Corporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on August 5, 2022 and incorporated by reference herein)
4.1(1)	Specimen Stock Certificate for shares of the Registrant's Common Stock
4.2	Description of the Registrant's securities registered under Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on February 13, 2020 and incorporated by reference herein)
10.1†	Form of Amended and Restated Indemnification Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 9, 2020 (File No. 001-36414) and incorporated by reference herein)
10.2†	Form of Executive Agreement between the Registrant and certain executive officers of the Registrant, as amended (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 2, 2010 and incorporated by reference herein)
10.3†(1)	Employment Agreement between the Registrant and Colin Angle, dated as of January 1, 1997
10.4†	2005 Stock Option and Incentive Plan, as amended, and forms of agreements thereunder (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 2, 2009 and incorporated by reference herein)
10.5†	Non-Employee Directors' Deferred Compensation Program, as amended (filed as Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated by reference herein)
10.6	Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of February 22, 2007 (as amended through the eighth amendment)

10.7	Ninth Amendment to Lease Agreement between the Registrant and Boston Properties Limited Partnership for premises located at 4-18 Crosby Drive, Bedford, Massachusetts, dated as of January 28, 2022 (filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the year ended January 1, 2022 and incorporated by reference herein)
10.8†	Form of Deferred Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.9†	Form of Restricted Stock Award Agreement under the 2005 Stock Option and Incentive Plan (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 and incorporated by reference herein)
10.10	Amended and Restated Credit Agreement between the Registrant and Bank of America N.A., dated December 20, 2013 (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 28, 2013 and incorporated by reference herein)
10.11	First Amendment to Amended and Restated Credit Agreement between the Registrant and Bank of America N.A., dated June 29, 2018 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 5, 2018 and incorporated by reference herein)
10.12+	Second Amendment to Amended and Restated Credit Agreement between the Registrant and Bank of America, N.A. dated as of May 4, 2022 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 and incorporated by reference herein)
10.13+	Third Amendment to Amended and Restated Credit Agreement by and between Bank of America, N.A. and iRobot Corporation, dated October 28, 2022 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 1, 2022 and incorporated by reference herein)
10.14	Amended and Restated Reimbursement Agreement between the Registrant and Bank of America N.A., dated December 20, 2013 (filed as Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended December 28, 2013 and incorporated by reference herein)
10.15	First Amendment to Amended and Restated Reimbursement Agreement between the Registrant and Bank of America N.A., dated June 29, 2018 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 5, 2018 and incorporated by reference herein)
10.16+	Second Amendment to Amended and Restated Reimbursement Agreement between the Registrant and Bank of America, N.A. dated as of May 4, 2022 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 2, 2022 and incorporated by reference herein)
10.17+	Third Amendment to Amended and Restated Reimbursement Agreement by and between Bank of America, N.A. and iRobot Corporation, dated October 28, 2022 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 1, 2022 and incorporated by reference herein)
10.18+	Security and Pledge Agreement by and between Bank of America, N.A. and iRobot Corporation, dated October 28, 2022 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 1, 2022 and incorporated by reference herein)
10.19#	Manufacturing Services Agreement between the Registrant and Kin Yat Industrial Company Limited, dated as of January 22, 2014 (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2018 and incorporated by reference herein)
10.20†	2015 Stock Option and Incentive Plan and forms of agreements thereunder (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2015 and incorporated by reference herein)
10.21†	Form of Performance-Based Restricted Stock Unit Award Agreement under the 2015 Stock Option Incentive Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 2, 2016 and incorporated by reference herein)
10.22†	iRobot Corporation 2017 Employee Stock Purchase Plan (filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended December 30, 2017 and incorporated by reference herein)
10.23†	iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on June 7, 2018 (File No. 333-225482) and incorporated by reference herein)
10.24†	iRobot Corporation Senior Executive Incentive Compensation Plan as Amended and Restated (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 30, 2019 and incorporated by reference herein)
10.25†	Amendment to the iRobot Corporation 2018 Stock Option and Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 on June 30, 2020 (File No. 333-239573) and incorporated by reference herein)
10.26##	Agreement and Plan of Merger, dated as of August 4, 2022, by and among iRobot Corporation, Amazon.com, Inc., and Martin Merger Sub, Inc. (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on August 5, 2022 and incorporated by reference herein)
21.1*	Subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2*	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1**	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)

†   Indicates a management contract or any compensatory plan, contract or arrangement.

\#   Confidential treatment requested for portions of this document.

\#\#   Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request.

\+   Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

(1)   Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-126907)

*   Filed herewith

**   Furnished herewith

ITEM 16. *FORM 10-K SUMMARY*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iROBOT CORPORATION

By: /s/   Colin M. Angle

Colin M. Angle
Chairman of the Board,
Chief Executive Officer and Director

Date: February 14, 2023

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Colin M. Angle and Julie Zeiler, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated on February 14, 2023.

Signature	Title(s)
/s/ COLIN M. ANGLE Colin M. Angle	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ JULIE ZEILER Julie Zeiler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ KARIAN WONG Karian Wong	SVP, Finance (Principal Accounting Officer)
/s/ MOHAMAD ALI Mohamad Ali	Director
/s/ DEBORAH G. ELLINGER Deborah G. Ellinger	Director
/s/ KAREN M. GOLZ Karen M. Golz	Director
/s/ RUEY-BIN KAO Ruey-Bin Kao	Director

| /s/ EVA MANOLIS | Director |
| Eva Manolis | |

| /s/ ANDREW MILLER | Director |
| Andrew Miller | |

| /s/ MICHELLE V. STACY | Director |
| Michelle V. Stacy | |

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Corporate Office
8 Crosby Drive
Bedford, Massachusetts 01730
Phone: 781.430.3000

Transfer Agent
Computershare Trust
Company, Inc.
P.O. Box 505000
Louisville, KY 40233
(800) 962-4284
International +1 (781) 575-3120

Legal Counsel
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Phone: 617.570.1000

**Independent Registered
Public Accounting Firm**
PricewaterhouseCoopers LLP
101 Seaport Boulevard
Boston, Massachusetts 02110
Phone: 617.530.5000

Common Stock Information
Our common stock is traded on the Nasdaq Global Select
Market under the symbol "IRBT."

Investor Information
Karian Wong
SVP & Principal Accounting Officer
investorrelations@irobot.com
A copy of our financial reports, stock
quotes, news releases, SEC filings, as
well as information on our products is
available in the Investor Relations section of
www.irobot.com

Board Members
Colin M. Angle
Co-founder, Chairman of the Board and Chief
Executive Officer

Mohamad Ali
Director

Deborah Ellinger
Director, Nominating and
Corporate Governance Committee Chair

Karen Golz
Director, Audit Committee Chair

Dr. Ruey-Bin Kao
Director

Eva Manolis
Director

Andrew Miller
Lead Independent Director, Transaction Committee Chair

Michelle Stacy
Director, Compensation and Talent Committee Chair

Executive Team
Colin M. Angle
Chief Executive Officer

Julie Zeiler
Executive Vice President and Chief Financial Officer

Glen D. Weinstein
Executive Vice President, Chief Legal Officer

Jean Jacques Blanc
Executive Vice President, Chief Commercial Officer

Faris Habbaba
Executive Vice President, Chief Research and Development
Officer

Russell Campanello
Executive Vice President, Human Resources and Corporate
Communications

iRobot Mission

Empowering People To Do More



Corporate Headquarters

8 Crosby Drive
Bedford, MA 01730
USA

Phone: 781.430.3000

iRobot.com
info@irobot.com